10010940

HERBALIFE®

HLF
LISTED
NYSE
5

Annual Report 2009

DEAR FELLOW SHAREHOLDERS,

Your company sits in an enviable position at the cross roads of health and wealth. Two of the greatest global challenges facing society today are obesity and a way to make a living. We offer opportunities for improved nutrition and for financial well being.

In the most difficult global economic climate in our lifetime, our independent distributors and employees – Team Herbalife – did something that seemed unattainable just nine months ago; we delivered volume growth above our record 2008 level. And more importantly, we ended 2009 with our strongest financial performance of the year having achieved a record fourth quarter in sales. We enter 2010 with positive momentum, led by our dedicated distributors with scientifically substantiated nutrition products and a brand that has never been stronger.

Let's recap last year. We hit the ground running in January, and never slowed down. We had more distributor meetings, events and promotions than ever before. We increased our new distributors and have record sales leader retention – 43 percent – up from 40.3 last year and 27 percent in 2002, reflecting the global transition to daily consumption business methods.

We continued our commitment to being the premiere nutrition company in our industry. We delivered on our strategy to be more vertical with the acquisition of our own manufacturing facility in North America, and we continue to attract world class talent such as Bill Frankos, former FDA director for dietary supplements programs, who will join us in April 2010 as senior vice president, product compliance and safety. We completed the global roll-out of Oracle, and started reaping the immediate benefits; opening two new countries in 2009.

With over 100 sports and fitness sponsorships, numerous marketing activities, and 50 Casa Herbalife programs around the world, our global brand and image gets stronger every day.

We ended 2009 exceeding our expectations for both operating income and EPS. Our stock price nearly doubled in the past year while the Dow Jones Industrial Average only increased 20 percent. We continue to be financially strong and have a conservatively levered balance sheet. Since 2007, we've returned approximately $720 million to investors through our share repurchase and dividend programs.

In 2010, we are celebrating Herbalife's 30th anniversary and entering our fourth decade – "The Herbalife Decade." We will support our two million Herbalife Independent Distributors in 72 countries in building on our incredibly solid foundation and taking Herbalife to new heights.

Thank you for your continuing confidence and support,

MICHAEL O. JOHNSON
Chairman and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 1-32381

HERBALIFE LTD.

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	**98-0377871**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
P.O. Box 309GT **Ugland House, South Church Street** **Grand Cayman, Cayman Islands**	*(Zip Code)*
(Address of Principal Executive Offices)	

(213) 745-0500

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value $0.002 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229,405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

(Do not check if a smaller reporting company)

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

There were 60,291,306 common shares outstanding as of February 18, 2010. The aggregate market value of the Registrant's common shares held by non-affiliates was approximately $1,732 million as of June 30, 2009, based upon the last reported sales price on the New York Stock Exchange on that date of $31.54.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement to be filed with the Securities and Exchange Commission no later than 120 days after the end of the Registrant's fiscal year ended December 31, 2009, are incorporated by reference in Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words "may," "will," "estimate," "intend," "continue," "believe," "expect" or "anticipate" and any other similar words.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed or incorporated by reference in our filings with the Securities and Exchange Commission. Important factors that could cause our actual results, performance and achievements, or industry results to differ materially from estimates or projections contained in our forward-looking statements include, among others, the following:

- our relationship with, and our ability to influence the actions of, our distributors;
- adverse publicity associated with our products or network marketing organization;
- uncertainties relating to interpretation and enforcement of recently enacted legislation in China governing direct selling;
- our inability to obtain the necessary licenses to expand our direct selling business in China;
- adverse changes in the Chinese economy, Chinese legal system or Chinese governmental policies;
- improper action by our employees or international distributors in violation of applicable law;
- changing consumer preferences and demands;
- loss or departure of any member of our senior management team which could negatively impact our distributor relations and operating results;
- the competitive nature of our business;
- regulatory matters governing our products, including potential governmental or regulatory actions concerning the safety or efficacy of our products, and network marketing program including the direct selling market in which we operate;
- third party legal challenges to our network marketing program;
- risks associated with operating internationally and the effect of economic factors, including foreign exchange, inflation, pricing and currency devaluation risks, especially in countries such as Venezuela;
- our dependence on increased penetration of existing markets;
- contractual limitations on our ability to expand our business;
- our reliance on our information technology infrastructure and outside manufacturers;
- the sufficiency of trademarks and other intellectual property rights;
- product concentration;
- our reliance on our management team;
- uncertainties relating to the application of transfer pricing, duties, value added taxes, and other tax regulations, and changes thereto;
- changes in tax laws, treaties or regulations, or their interpretation;

- taxation relating to our distributors;
- product liability claims;
- any collateral impact resulting from the ongoing worldwide financial "crisis," including the availability of liquidity to us, our customers and our suppliers or the willingness of our customers to purchase products in a recessionary economic environment; and
- whether we will purchase any of our shares in the open markets or otherwise.

Additional factors that could cause actual results to differ materially from our forward-looking statements are set forth in this Annual Report on Form 10-K, including under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in our Consolidated Financial Statements and the related Notes.

Forward-looking statements in this Annual Report on Form 10-K speak only as of the date hereof, and forward-looking statements in documents attached that are incorporated by reference speak only as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by law.

The Company

Unless otherwise noted, the terms "we," "our," "us," "Company" and "Herbalife" refer to Herbalife Ltd. and its subsidiaries. Herbalife is a holding company, with substantially all of its assets consisting of the capital stock of its indirect, wholly-owned subsidiary, Herbalife International.

PART I

Item 1. *BUSINESS*

GENERAL

We are a global network marketing company that sells weight management, nutritional supplement, energy, sports & fitness products and personal care products. We were founded in 1980 by Mark Hughes. We pursue our mission of "changing people's lives" by providing a financially rewarding business opportunity to distributors and quality products to distributors and customers who seek a healthy lifestyle. We are one of the largest network marketing companies in the world with net sales of approximately $2.3 billion for the fiscal year ended December 31, 2009. We sell our products in 72 countries through a network of approximately 2.0 million independent distributors. In China, in order to comply with local laws and regulations, we sell our products through retail stores, sales representatives, sales employees and licensed business providers. Licensed business providers are independent service providers that operate their own business under Chinese law as well as the conditions set forth by us to sell products and provide services to our customers. We believe the quality of our products and the effectiveness of our distribution network, coupled with geographic expansion, have been the primary reasons for our success throughout our 30-year operating history.

We offer science-based products in four principal categories: weight management, targeted nutrition, energy, sports & fitness and Outer Nutrition. The weight management product portfolio includes meal replacement shakes, weight-loss enhancers, appetite suppressors and a variety of healthy snacks. Our collection of targeted nutrition products includes dietary supplements which contain vitamins, minerals and natural ingredients that support total well-being and long-term good health. The energy, sports & fitness category includes energy and isotonic drinks to support a healthy active lifestyle. Our Outer Nutrition products include skin cleansers, moisturizers and lotions with antioxidants, as well as anti-aging products. Weight management, targeted nutrition, energy, sports & fitness and Outer Nutrition accounted for 63.0%, 21.2%, 4.3% and 5.5% of our net sales in fiscal year 2009, respectively.

We believe that the direct-selling channel is ideally suited to marketing our products because sales of weight management, nutrition and personal care products are strengthened by ongoing personal contact between retail consumers and distributors. This personal contact may enhance consumers' nutritional and health education as well as motivate consumers to begin and maintain wellness and weight management programs. In addition, many of our distributors use our products themselves, and can therefore provide first-hand testimonials of the effectiveness of our products to consumers, which often serve as a powerful sales tool.

We are focused on building and maintaining our distributor network by offering financially rewarding and flexible career opportunities through sales of quality, innovative and efficacious products to health conscious consumers. We believe the income opportunity provided by our network marketing program appeals to a broad cross-section of people throughout the world, particularly those seeking to supplement family income, start a home business or pursue entrepreneurial, full and part-time, employment opportunities. Our distributors, who are independent contractors, can profit from selling our products and can also earn royalties and bonuses on sales made by the other distributors whom they recruit to join their sales organizations.

We enable distributors to maximize their potential by providing a broad array of motivational, educational and support services. We motivate our distributors through our performance-based compensation plan, individual recognition, reward programs and promotions, and participation in local, national and international Company-sponsored sales events such as Extravaganzas. We are committed to providing professionally designed educational training materials that our distributors can use to enhance recruitment and maximize their sales. We and our distributor leadership conduct thousands of training sessions each year throughout the world to educate and motivate our distributors. These training events teach our distributors not only how to develop invaluable business-building and leadership skills, but also how to differentiate our products to consumers. Our corporate-sponsored training events provide a forum for distributors, who otherwise operate independently, to share ideas with us and each other. In addition, we operate an Internet-based Herbalife Broadcasting Network, which delivers worldwide, educational, motivational and inspirational content, including addresses from our Chief Executive Officer, to our distributors. We further aid our distributors by generating additional demand for our products through traditional marketing and public relations activities, such as television ads, sporting event sponsorships and endorsements.

Our Competitive Strengths

We believe that our success stems from our ability to motivate our distributor network through our marketing plan and provide distributors with a unique go to market strategy that supports sustainable daily consumption of our innovative and efficacious products that appeal to consumer preferences for healthy lifestyles. We have been able to achieve sustained and profitable growth by capitalizing on the following competitive strengths:

Distributor Base

As of December 31, 2009, we had approximately 2.0 million distributors, which includes approximately 296,000 China sales representatives and employees. Collectively, we refer to this group as "distributors." Approximately 481,000 of our 2.0 million distributors have become sales leaders, which are comprised of approximately 431,000 sales leaders in the 71 countries where we use our traditional marketing plan and approximately 50,000 China sales employees and licensed business providers operating under our China marketing plan. Collectively, we refer to this group as "sales leaders." We believe that the distributors who have not attained the sales leader level can be segmented into three general categories based on their product order patterns: discount buyers, small retailers and potential sales leaders. We define discount buyers as customers who have signed up as distributors to enjoy a discount on their purchases; small retailers as product users and sales people who generate modest sales to friends and family; and potential sales leaders as distributors who are proactively developing a business with the intention of qualifying to become a sales leader. In 2009, excluding China, distributor orders for these three general categories were approximately 47%, 36% and 17%, respectively. For the approximately 481,000 sales leaders in our organization, the marketing plan encourages active participation in the business including building down-line sales organizations of their own, which can serve to increase their income and increase our product sales. Sales leaders contribute significantly to our sales.

Product Portfolio

We are committed to building distributor, customer and brand loyalty by providing a diverse portfolio of health-oriented and wellness products. The breadth of our product offerings enables our distributors to sell a comprehensive package of products designed to simplify weight management and nutrition. We continue to introduce new products annually and rigorously review, and if necessary, improve our product formulations, based upon developments in nutrition science. We believe that the longevity and variety in our product portfolio significantly enhance our distributors' abilities to build their businesses.

Nutrition Science-Based Product Development

We continue to emphasize and make investments in science-based product development in the fields of weight management, nutrition and personal care. We have a growing internal team of scientists dedicated to continually evaluating opportunities to enhance our existing products and to develop new science-based products. These product development efforts are reviewed by prominent doctors and world-renowned scientists who constitute our Scientific Advisory Board and Nutrition Advisory Board. In addition, we have provided donations to assist in the establishment of the Mark Hughes Cellular and Molecular Lab at UCLA, or the UCLA Lab, and we continue to rely on their expertise. We believe that the UCLA Lab provides opportunities for Herbalife to access cutting-edge science in botanical, herbal and nutrition research. In 2007, Herbalife awarded a research grant to the National Center for Natural Products Research at the University of Mississippi School of Pharmacy, or NCNPR. The grant will allow NCNPR scientists to identify and study the biologically active chemicals found in botanicals, which may be used in the development of future dietary supplements and skin care products for Herbalife.

Scalable Business Model

Our business model enables us to grow our business with only moderate investment in our infrastructure and other fixed costs. With the exception of our China business, we require no Company-employed sales force to market and sell our products. We incur no direct incremental cost to add a new distributor in our existing markets, and our distributor compensation varies directly with sales. In addition, our distributors bear the majority of our consumer marketing expenses, and sales leaders sponsor and coordinate a large share of distributor recruiting and training initiatives. Furthermore, we can readily increase production and distribution of our products as a result of our numerous third party manufacturing relationships as well as our global footprint of in-house distribution centers.

Geographic Diversification

We have a proven ability to establish our network marketing organization in new markets. Since our founding 30 years ago, we have expanded our presence into 72 countries. While sales within our local markets may fluctuate due to economic, market and regulatory conditions, competitive pressures, political and social instability or for Company-specific reasons, we believe that our geographic diversity mitigates our financial exposure to any particular market. We opened two new markets during 2009 and our strategic plan includes a goal of opening 6 new markets during 2010.

Experienced Management Team

Our management team is led by Michael O. Johnson who became our Chief Executive Officer after spending 17 years with The Walt Disney Company, where he most recently served as President of Walt Disney International. In 2007, he was named our Chairman. Since joining our Company, Mr. Johnson has assembled a team of experienced executives, including Desmond Walsh, who began serving as President effective January 1, 2010 and previously served as our Company's Executive Vice President, Worldwide Operations and Sales and formerly Senior Vice President of the commercial division of DMX Music; Richard Goudis, who began serving as Chief Operating Officer effective January 1, 2010 and previously served as our Company's Chief Financial Officer and formerly Chief Operating Officer of Rexall Sundown, (a division of Royal Numico NV); John DeSimone, who began serving as Chief Financial Officer effective January 1, 2010 and previously served as our Company's Senior Vice President — Finance and formerly Chief Financial Officer of Rexall Sundown; Brett R. Chapman, as General Counsel and formerly Senior Vice President and Deputy General Counsel of The Walt Disney Company; and Steve

Henig, Ph.D., as Chief Scientific Officer with responsibility for our product research and development, and formerly Senior Vice President of Ocean Spray Cranberries, Inc.

Our Business Strategy

We believe that our network marketing model is the most effective way to sell our products. Our objective is to increase the recruitment, retention, retailing and productivity of our distributor base by pursuing the following strategic initiatives:

Major Market Strategy

We look to optimize country operating models; further aligning resources to fuel growth in high potential markets, develop lower-cost models where appropriate and centralize key functions. Expanding in China represents a significant growth opportunity for us as we believe that China could become one of the largest direct-selling markets in the world over the next several years. To address this opportunity, we have assembled a management team with direct selling experience, secured a headquarters location in Shanghai, and expanded our manufacturing capacity in our Suzhou, China factory. In 2007, we received a direct selling license for the Jiangsu province. In the third quarter of 2008 we received five additional direct selling licenses. We also applied for five additional provincial licenses in September 2008 and received approval in early July 2009. In addition, during 2009, we expanded our operations into two new countries and in 2008, we opened five new countries. As part of our long term strategy, we expect to continue to identify and open untapped markets. Additionally, our strategy includes further penetrating our existing markets and globalizing distributor business methods which will improve the balance of retailing, retention and recruiting in major markets. The success of this approach has been validated by the improved market penetration in key markets such as Brazil, the United States, South Korea, Taiwan and Russia.

Product Strategy

We are committed to providing our distributors with unique, innovative products to help them increase sales and recruit new distributors. Our product development is focused on four principal categories: weight management; targeted nutrition; energy, sports & fitness and Outer Nutrition that capitalize on the mega trends of obesity and anti-aging. On an ongoing basis, we will augment our product portfolio with additional science-based products and, as appropriate, will bundle products addressing similar health concerns into packages and programs. We are establishing a core set of products that will be available in key markets around the world. We also introduced new upgraded formulations of existing products to continue to improve the efficacy and product differentiation of our product as compared to products that can be found on the retail shelf. To better support distributors, we will expand our product packaging to provide both individual serving sizes and larger sizes of our top selling products. Additionally, each year we plan to have "mega launches" of products and/or programs, coupled with our major events, to generate continued excitement among our distributors, to add to our core set of products and to support our distributor daily methods of operation, or DMOs. These "mega launches" will generally target specific market segments deemed strategic to us, such as the recent introduction of our powered fiber and aloe lines that support our focus on driving daily consumption. To augment the personal testimonials of our distributors and to provide them with independent validation of our product efficacy we successfully completed two sponsored clinical studies in 2008 and one sponsored clinical study in 2009 in addition to other clinical studies currently underway.

Distributor Strategy

We continue to increase our investment in events and promotions, both in absolute dollars and as a percent of net sales, as a catalyst to help our distributors improve the effectiveness and productivity of their businesses. We work with our distributor leaders to globalize best-practice business methods to enable our distributors to improve their penetration in existing markets. We refer to these business methods as DMOs and they include such methods as: Nutrition Clubs, Commercial Clubs, Central Clubs, Weight Loss Challenge, The Total Plan, Wellness Coach and Internet/Sampling. We also offer distributors BizWorks, a business system which assists our distributors in building their businesses more efficiently while better servicing their existing customers. And finally, to increase brand awareness among potential customers and distributors, we have entered into numerous marketing alliances around the world, created "Team Herbalife" and rolled-out a style guide and brand asset library so that our distributors have access to the Herbalife brand logo for use in their marketing efforts.

Infrastructure Strategy

In 2003, we embarked upon a strategic initiative to significantly upgrade our technology infrastructure throughout the world. We are implementing an Oracle enterprise-wide technology solution, with a scalable and stable open architecture platform, to enhance our efficiency and productivity as well as that of our distributors. In addition, we are upgrading our Internet-based marketing and distributor services platform with tools such as BizWorks, BizWorks 2.0 and MyHerbalife.com and we have invested in business intelligence tools to enable better analysis of our business. In 2008, we successfully completed upgrades for the software application tier of the Oracle platform with implementation across multiple regions. In 2009, we completed the roll out of the Oracle platform in all of our regions, except China. Additionally, in August 2009, we purchased certain assets of Micelle Laboratories, Inc., a Lake Forest, California contract manufacturer of food and nutritional supplements. We purchased these assets in order to strengthen our global manufacturing capabilities. We continue to invest in our employees through a comprehensive and global organizational development program as well as a Wellness program which was initiated in the U.S. during 2008.

Product Overview

For 30 years, our products have been designed to help distributors and customers from around the world lose weight, improve their health and experience life-changing results. We have built our heritage on developing unique formulas that blend the best of nature with innovative techniques from nutrition science, appealing to the growing base of consumers seeking differentiated products and desiring a healthier lifestyle.

As of December 31, 2009, we marketed and sold 127 products encompassing over 3,600 SKUs through our distributors and currently have approximately 1,942 trademarks worldwide. We group our products into four primary categories: weight management, targeted nutrition, energy, sports & fitness and Outer Nutrition. Our products are often sold as part of a program, and therefore our portfolio is comprised of a series of related products designed to simplify weight management and nutrition for our consumers and maximize our distributors' cross-selling opportunities. These programs target specific consumer market segments, such as women, men or children, as well as weight-management customers and individuals looking to enhance their overall well-being and support an active, healthy lifestyle.

The following table summarizes our products by product category.

Product Category	Description	Representative Products
Weight Management (63.0% of 2009 net sales)	Meal replacement, weight-loss enhancers and a variety of healthy snacks	Formula 1 Healthy Meal, Personalized Protein Powder, *Total Control*®, Protein Bars and Snacks
Targeted Nutrition (21.2% of 2009 net sales)	Dietary and nutritional supplements containing quality herbs, vitamins, minerals and other natural ingredients	*Niteworks*®, *Garden 7*® phytonutrient supplement, *Best Defense*® for improved immune system, Kids Line
Energy, Sports & Fitness (4.3% of 2009 net sales)	Products that support a healthy active lifestyle	*Liftoff*® energy drink, *H(3)O*™ hydration drink
Outer Nutrition (5.5% of 2009 net sales)	Skin cleansers, moisturizers, lotions, shampoos and conditioners	*Skin Activator*® Anti-Aging line, *NouriFusion*® skin care line
Literature, Promotional and Other Products (6.0% of 2009 net sales)	Sales aids, informational audiotapes, CDs, DVDs and start-up kits	International Business Packs, BizWorks

Weight Management

Weight Management is our largest product category representing 63.0% of our net sales for the year 2009. Formula 1, our best-selling product, is a healthy meal with soy protein, essential vitamins, minerals, herbs and nutrients that is available in seven delicious flavors and can help support weight management. It has been part of our basic weight management program for 30 years and generated approximately 32% of our retail sales for the year 2009. Personalized Protein Powder is a soy and whey protein product developed to be added to Formula 1 to personalize a person's daily protein intake to help achieve their desired weight and shape. Weight-loss enhancers, including *Total Control*®, address specific challenges associated with dieting, such as lack of energy, hunger and food craving, fluid retention, decreased metabolism and digestive challenges, by building energy, boosting metabolism, curbing appetite and helping to promote weight loss. Healthy snacks are formulated to provide between-meal nutrition and satisfaction. In 2008, we introduced packettes in all 7 flavors in the U.S., as well as a packette variety pack to support dietary supplement, or DS sampling and lead generation efforts. We expanded the Formula 1 franchise by introducing F1 Express Healthy Meal Bar in EMEA in 2009. In the U.S., some key weight management products, Total Control, Snack Defense and Cell-U-Loss were upgraded with more modern formulations and stronger benefits.

Targeted Nutrition

We market numerous dietary and nutritional supplements designed to meet our customers' specific nutritional needs. Each of these supplements contains quality herbs, vitamins, minerals and other natural ingredients and focuses on specific life stages of our customers, including women, men, children and those with health concerns, including heart health, healthy aging, digestive health, or immune solutions. *Niteworks*® is a product developed in conjunction with Nobel Laureate in Medicine, Dr. Louis Ignarro, that supports energy, circulatory and vascular health and enhances blood flow to the heart, brain and other vital organs. *Garden 7*® is designed to provide the phytonutrient benefits of seven servings of fruits and vegetables and has anti-oxidant and health-boosting properties. *Best Defense*® is an effervescent drink that boosts immunity. In 2007, we introduced a new Kids Line including shakes and improved multivitamins which provide essential nutrition including protein, fiber and 100% of key nutrients to meet growing kids' daily needs. In 2008, we re-launched the Digestive Line and introduced two new products — Herbal Aloe Powder (Mango Accent and Aloe Accent flavors) and Active Fiber Complex (Apple and Unflavored). In 2009, we further expanded our successful Aloe line by introducing a popular Mango flavored Aloe Concentrate while optimizing and reintroducing several of our Targeted Nutrition products in the U.S. such as Xtra-Cal Advanced, Joint Support Advanced, Tang Kuei Plus, Schizandra Plus and RoseGuard.

Energy, Sports & Fitness

We entered into the high growth energy drink category in 2005 with the introduction of *Liftoff*®, an innovative, effervescent energy drink containing a proprietary blend of B-vitamins, guarana, ginseng, ginkgo and caffeine to increase energy and improve mental clarity for better performance throughout the day. In 2007, we launched H^3O™ Fitness Drink to provide rapid hydration, sustained muscle energy plus antioxidant protection for people living a healthy, active lifestyle. In 2008, we expanded our product offerings in the energy drink segment with the introduction of two new flavors of Liftoff — Tropical Fruit and Lemon Cola.

Outer Nutrition

Our Outer Nutrition products complement our weight management and targeted nutrition products and aim to improve the appearance of the body, skin and hair. These products include skin cleansers, toners, moisturizers and facial masks, shampoos and conditioners, body-wash items and a selection of fragrances for men and women. *NouriFusion*® Multivitamin skin care products are formulated with antioxidant Vitamins A, C and E for a healthy, glowing complexion. In 2006, we launched a full line of anti-aging products as an extension of our successful *Skin Activator*® product, an advanced face cream that contains a collagen-building Glucosamine Complex to reduce the appearance of fine lines and wrinkles. In the past few years, we launched a number of regional products to address local market needs including a Soft Green Body Care line in Brazil in 2008, the Whitening Serum under the NouriFusion brand in the Asia Pacific region, and the Lively Fragrances perfume line in Brazil in 2009.

Literature, Promotional and Other Products

We also sell literature and promotional materials, including sales aids, informational audiotapes, videotapes, CDs and DVDs designed to support our distributors' marketing efforts, as well as start-up kits called "International Business Packs" for new distributors. In 2006, we introduced BizWorks, a customizable retail website for our distributors to enhance the on-line experience and improve their productivity.

Product Development

We are committed to providing our distributors with unique, innovative science-based products to help them increase recruitment, retention and retailing. We believe this can be best accomplished in part by introducing new products and by upgrading, reformulating and repackaging existing product lines. Our internal team of scientists and product developers collaborate with our Nutrition Advisory Board and Scientific Advisory Board to formulate, review and evaluate new product ideas. Once a particular market opportunity has been identified, our scientists along with our marketing and sales teams work closely with distributors to effect a successful development and launch of the product. Our research and development is performed by in-house staff and outside consultants. For all periods presented, research and development costs were expensed as incurred and were not material.

A new product development process was deployed to accelerate the introduction of new products and to improve the launch of products. Cross-functional teams from Product Marketing, Product Development, Sciences, Licensing, Manufacturing and Finance were formed and assigned to major product initiatives.

The product development process is a stage-gate process based on "best in class" practices in our industry. The process consists of five stages: identification, feasibility assessment, development, launch and learn. The project teams obtain approvals from a corporate steering team comprised of key executives in the Company. The process defines each department's roles and responsibilities and sets clear deliverables for each stage. It creates a succinct process from the beginning of the development cycle to the end.

New product ideas are generated and narrowed down to high potential ideas that fill our business needs and conform to our overall strategy. We test the most promising ideas with distributors and customers using a variety of qualitative and quantitative tools. This testing is followed by a feasibility assessment which includes a review of product and package prototypes, product positioning and messaging, process design, analysis of manufacturing issues and providing preliminary financial projections of product sales. The next stage is the development phase in which we finalize the formula, process, manufacturing strategy, product positioning, pricing, labeling and other related matters. The fourth stage is the launch phase in which we prepare promotional and sales materials, complete the supply chain plan, create product and financial forecasts, and complete other final preparations for launch. After the product is launched, we closely track sales performance and the lessons learned so we can update and improve the product development process. In addition, during the past three years, we have significantly increased our investment in clinical studies and in our science program to substantiate claims and efficacy of our products.

We reorganized our technical team in 2009 for greater efficiency in product development as well as to carry out related product development strategies both globally and regionally. During 2009, we also added new talents to our technical and scientific teams and additional resources to the Company's Nutrition and Scientific Advisory Boards.

The Nutrition Advisory Board is headed by David Heber, M.D., Ph.D., Professor of Medicine and Public Health at the UCLA School of Medicine, Director of the UCLA Center for Human Nutrition and Director of the UCLA Center for Dietary Supplement Research in Botanicals. The Nutrition Advisory Board has 20 members from 17 countries. It is comprised of leading scientists and medical doctors who provide training on product usage and give health-news updates through Herbalife literature, the Internet and training events around the world. Our Scientific Advisory Board is chaired by Dr. Heber and has 10 members from 4 countries. Louis Ignarro, Ph.D., Distinguished Professor of Pharmacology at the UCLA School of Medicine and Nobel Laureate in Medicine is also a member of the Scientific Advisory Board.

We believe that it is important to maintain our relationships with members of our Nutrition Advisory Board and Scientific Advisory Board to recognize the time and effort that they expend on our behalf. Each member of our Nutrition Advisory Board other than Dr. Heber receives a monthly retainer of up to $5,000, plus up to $3,000 for every day that they appear at a non-southern California distributor event and up to $2,000 for every day that they need to travel to such events. Members of our Scientific Advisory Board are compensated for their time and efforts in the following manner: (1) eight members are paid an annual retainer of $5,000 plus travel expenses, (2) Dr. Ignarro receives no direct compensation from us although we do pay a consulting firm, with which Dr. Ignarro is affiliated, a royalty on sales of Niteworks®, certain "healthy heart" products, and other products that we may mutually designate in the future that are, in each case, sold with the aid of Dr. Ignarro's consulting, promotional or endorsement services, with such amounts totaling $1.9 million, $2.1 million, and $1.9 million, in 2009, 2008, and 2007 respectively and (3) Dr. Heber generally, other than a one time option grant in 2005, receives no direct compensation from us although we do reimburse him for travel expenses and we do pay to a consulting firm, with which Dr. Heber is affiliated, a quarterly consulting fee of $75,000. During 2009, a total of $300,000 was paid to the consulting firm.

We also make contributions to the UCLA Lab. We have continually invested in this lab since 2002 with total donations of approximately $1.4 million which includes donations of lab equipment and software. UCLA agreed that the donations would be used for further research and education in the fields of weight management and botanical dietary supplements. In addition, we have made donations from time to time to UCLA to fund research and educational programs. While our direct relationship with UCLA involves clinical studies and research regarding botanical ingredients, we intend to take full advantage of the expertise at UCLA by committing to support research that will further our understanding of the benefits of phytochemicals.

In 2009, we acquired certain assets of Micelle Laboratories, a Lake Forest, California contract manufacturer of food and nutritional supplements. The acquisition allows us to strengthen our global manufacturing capabilities. Over the next year, we plan to increase plant capacity and capability to produce products for shipment throughout North America and several of our international markets.

In 2009, we focused our development efforts on strengthening our portfolio by optimizing certain key products in weight management and targeted nutrition segments to better meet the nutritional needs of our customers.

Regionally, our product development supported local needs for new Outer Nutrition offerings including Soft Green and Lively Fragrances lines in South America and NouriFusion Whitening products in Asia Pacific as well as further globalization of Heart Health, Digestive Health and single-serve Weight Management products including a new Healthy Meal Replacement Bar in EMEA.

We believe our focus on nutrition and botanical science and our efforts at combining our internal research and development efforts with the scientific expertise of our Scientific Advisory Board, the educational skills of the Nutrition Advisory Board and the resources of the UCLA Lab should result in meaningful product introductions and give our distributors and consumers increased confidence in our products.

Network Marketing Program

General

Our products are distributed through a global network marketing organization comprised of approximately 2.0 million independent distributors in 72 countries, including in China where, due to regulations, our sales are conducted through Company operated retail stores, sales representatives, sales employees and licensed business providers. In China, in the areas where we have a direct selling license, our representatives, licensed business providers and employees can sell Herbalife product outside the retail establishments. In addition to helping our distributors achieve physical health and wellness through use of our products, we offer our distributors, who are independent contractors, attractive income opportunities. Distributors may earn income on their own sales and can also earn royalties and bonuses on sales made by the distributors in their sales organizations. We believe that our products are particularly well-suited to the network marketing distribution channel because sales of weight management and health and wellness products are strengthened by ongoing personal contact and coaching between retail consumers and distributors. We believe our continued commitment to developing innovative, science-based products will enhance our ability to attract new distributors as well as increase the productivity and retention of existing distributors. Furthermore, our international sponsorship program, which permits distributors to sponsor distributors in other countries where we are licensed to do business and where we have obtained required product approvals, provides a significant advantage to our distributors in developing and growing their businesses. China has its own unique marketing program.

On July 18, 2002, we entered into an agreement with our distributors that no material changes adverse to the distributors will be made to our marketing plan without their consent and that we will continue to distribute Herbalife products exclusively through our independent distributors. We believe that this agreement has strengthened our relationship with our existing distributors, improved our ability to recruit new distributors and generally increased the long-term stability of our business.

Structure of the Network Marketing Program

To become a distributor in most markets, a person must be sponsored by an existing distributor and must purchase an International Business Pack. The International Business Pack, or IBP, is a distributor kit available in local languages. The product and literature contents in the kits vary slightly to meet individual market needs. An example is the large size U.S. IBP, which costs $87.95 and includes a canister of Formula 1 shake mix, two bottles of nutritional supplements, Herbal Concentrate (Tea), *Liftoff*® (an energy drink), and *Nourifusion*® (skin care) samples, along with a handy tote, booklets describing us, our compensation plan and rules of conduct, various training and promotional materials, distributor applications and a product catalog. The smaller U.S. version costs $54.95 and includes sample products, a handy tote, and essentially the same print and promotional materials as included in the larger kit version. To become a sales leader, or qualify for a higher level, including the Qualified Producer level introduced in October 2009, distributors must achieve specified volumes of product sales or earn certain amounts of royalty overrides during specified time periods and must re-qualify for the levels once each year. To attain sales leader status, a distributor generally must be responsible for sales of products representing at least 4,000 volume points in one month or 2,500 volume points in two consecutive months. An additional optional qualification, introduced globally in October 2009, allows for a distributor to achieve sales leader level by personally placing orders with Herbalife that accumulate to 5,000 Volume Points within 12 months (of which a minimum of 3 months is required). China has its own unique marketing program. Volume points are point values assigned to each of our products that are usually equal in all countries and are essentially based on the suggested retail price of U.S. products. Sales leaders may then attain higher levels, (consisting of the World Team, the Global Expansion Team, the Millionaire Team, the President's Team, the Chairman's Club and the Founders Circle) and earn increasing amounts of royalty overrides based on sales in their downline organizations and, for members of our Global Expansion Team and above, earn production bonuses on sales in their downline organizations.

The following table sets forth the number of our sales leaders and sales leader retention rates as of re-qualification period:

	At the End of February					
	Number of Sales Leaders			Sales Leader Retention Rate		
	2009	2008	2007	2009	2008	2007
North America	63,726	64,383	54,314	42.2%	43.5%	43.1%
Mexico	50,099	60,685	61,781	45.2%	44.4%	55.1%
South & Central America	67,876	67,808	52,204	32.2%	34.7%	33.2%
EMEA	53,371	59,446	64,862	48.7%	46.6%	46.2%
Asia Pacific (excluding China)	59,631	57,355	56,871	35.1%	34.3%	35.0%
Total Sales Leaders	294,703	309,677	290,032	40.3%	41.0%	42.5%
China Sales Employees	29,684	25,294	8,759			
Worldwide Total Sales Leaders	324,387	334,971	298,791			

In February of each year, we remove from the rank of sales leader those individuals who did not satisfy the sales leader qualification requirements during the preceding twelve months. Distributors who meet the sales leader requirements at any time during the year are promoted to sales leader status at that time, including any sales leaders who were removed, but who subsequently re-qualified. For the latest twelve month re-qualification period ending January 2010, approximately 43% of our sales leaders re-qualified. Typically, distributors who purchase our product for personal consumption or for short term weight loss or income goals may stay with us for several months to one year while sales leaders who have committed time and effort to build a sales organization generally stay for longer periods. We rely on certifications from the selling distributors as to the amount and source of product sales to other distributors which are not directly verifiable by us. For sales leaders to re-qualify and retain their distributor organization and associated earnings, they need to earn 4,000 volume points in one month or 2,500 volume points in each of two consecutive months. In order to increase retailing of our products, we have modified our re-qualification criteria to provide that any distributor that earns at least 4,000 volume points in any 12-month period can re-qualify as a sales leader and retain a discount of 50% from suggested retail prices, but will forfeit their distributor organization and associated earnings.

Distributor Earnings

Distributor earnings are derived from several sources. First, distributors may earn profits by purchasing our products at wholesale prices, which are discounted 25% to 50% from suggested retail prices depending on the distributors' level within our distributor network, and selling our products to retail customers or to other distributors. Second, distributors who sponsor other distributors and establish their own sales organizations may earn (1) royalty overrides, up to 15% of product retail sales in the aggregate, (2) production bonuses, up to 7% of product retail sales in the aggregate and (3) the Mark Hughes bonus, up to 1% of product retail sales in the aggregate. Royalty overrides and bonuses together with the distributor allowances represent the potential earnings to distributors of up to approximately 73% of retail sales. Each distributor's success is dependent on two primary factors: 1) the time, effort and commitment a distributor puts into his or her Herbalife business and 2) the product sales made by a distributor and his or her sales organization.

Distributors, with the exception of China, earn the right to receive royalty overrides upon attaining the level of sales leader and above, and production bonuses upon attaining the level of Global Expansion Team and above. Once a distributor becomes a sales leader, he or she has an incentive to qualify, by earning specified amounts of royalty overrides, as a member of the Global Expansion Team, the Millionaire Team or the President's Team, and thereby receive production bonuses of up to 7%. We believe that the right of distributors to earn royalty overrides and production bonuses contributes significantly to our ability to retain our most productive distributors.

Many of our non-sales leader distributors join Herbalife to obtain a 25% discount on our products and become a discount consumer or have a part-time retail income goal in mind, and this retail income is not tracked by the Company.

Under the regulations published by the Chinese Government, direct selling companies are limited to the payment of gross compensation to direct sellers of up to a maximum 30% of the revenue they generate through their own sales of products to consumers. We have incurred and will continue to incur substantial ongoing additional costs relating to the inclusion in the China business model of Company operated retail stores, sales representatives, sales employees and licensed business providers and Company provided training and certification procedures for sales personnel, features not common elsewhere in our traditional business model.

Distributor Motivation and Training

We believe that motivation and training are key elements in distributor success and that we and our distributor sales leaders have established a consistent schedule of events to support these needs. We and our distributor leadership conduct thousands of training sessions annually on local, regional and global levels to educate and motivate our distributors. Every month, there are hundreds of one-day Success Training Seminars held throughout the world. Annually, in each major territory or region, there is a three-day World Team School that focuses on product and business development and is typically attended by 2,000 to 10,000 distributors. Additionally, once a year in each region, we host an Extravaganza at which our distributors from the region can come to learn about new products, expand their skills and celebrate their success. In 2009, we held Extravaganzas in key markets such as Brazil, Chile, Colombia, Panama, Korea, Russia, Italy, Czech Republic, Mexico, China and the United States. In addition to these training sessions, we have our own "Herbalife Broadcast Network" on the Internet that we use to provide distributors continual training and the most current product and marketing information.

Distributor reward and recognition is a significant factor in motivating our distributors. In 2009, 2008, and 2007 we invested approximately $84.1 million, $89.6 million, and $64.3 million, respectively, in regional and worldwide events and promotions to motivate our distributors to achieve and exceed both sales and recruiting goals.

Examples of our worldwide promotions are the 30th Anniversary Vacations and the Active World Team Promotion. The 30th Anniversary Vacations offer incentives for distributors to qualify to receive a vacation in Atlantis, Bahamas, immediately following the 2010 Summit Meeting in Orlando. The Active World Team Promotion provides cash and recognition incentives to distributors who achieve all three requirements for becoming a World Team Member and thus have proven themselves adept at building a well-balanced business.

Geographic Presence

As of December 31, 2009, we conducted business in 72 countries throughout the world. The following chart sets forth the countries we currently operate in as of December 31, 2009, organized in the Company's six geographic regions, and the year in which we commenced operations.

Country	Year Entered
North America	
USA	1980
Canada	1982
Jamaica	1999
Mexico	1989
South and Central America	
Dominican Republic	1994
Venezuela	1994
Argentina	1994
Brazil	1995
Chile	1997
Panama	2000
Colombia	2001
Bolivia	2004
Costa Rica	2006
Peru	2006
El Salvador	2007
Ecuador	2008
Honduras	2008
Nicaragua	2008
Guatemala	2008
Paraguay	2009
Asia Pacific	
Australia	1983
New Zealand	1988
Japan	1989
Hong Kong	1992
Philippines	1994
Taiwan	1995
South Korea	1996
Thailand	1997
Indonesia	1998
India	1999
Macau	2002
Singapore	2003
Malaysia	2006
Vietnam	2009

Country	Year Entered
China	2001
EMEA	
United Kingdom	1984
Spain	1989
Israel	1989
France	1990
Germany	1990
Portugal	1992
Czech Republic	1992
Italy	1992
Netherlands	1993
Belgium	1994
Poland	1994
Denmark	1994
Sweden	1994
Russia	1995
Austria	1995
Switzerland	1995
South Africa	1995
Norway	1995
Finland	1995
Greece	1996
Turkey	1998
Botswana	1998
Lesotho	1998
Namibia	1998
Swaziland	1998
Iceland	1999
Slovak Republic	1999
Cyprus	2000
Ireland	2000
Croatia	2001
Latvia	2002
Ukraine	2002
Estonia	2003
Lithuania	2003
Hungary	2005
Zambia	2007
Romania	2008

During the first quarter of 2009, we changed our geographic regions, designating Mexico as its own region and combining South America and Central America into a single region. Historical information presented below relating to the geographic regions has been reclassified to conform to the current geographic presentation.

	Net Sales				Number of
	Year Ended December 31,			Percent of Total Net Sales	Countries December 31,
Geographic Region	2009	2008	2007	2009	2009
		(In millions)			
North America	$ 529.0	$ 496.9	$ 438.7	22.8%	3
Mexico	263.0	352.2	370.8	11.3%	1
South & Central America	366.9	383.6	313.9	15.8%	16
EMEA	504.2	570.7	567.7	21.7%	37
Asia Pacific	509.2	410.8	378.7	21.9%	14
China	152.3	145.0	76.0	6.5%	1
Worldwide	$2,324.6	$2,359.2	$2,145.8	100%	72

The top six countries worldwide represented approximately 59.4%, 58.0% and 56.1% of net sales in 2009, 2008, and 2007, respectively, reflecting our broad geographical diversification.

After entering a new country, in many instances we experience an initial period of rapid growth in sales as new distributors are recruited, that is then followed by a decline in sales. We believe that a significant factor affecting these markets is the opening of other new markets within the same geographic region or within the same or similar language or cultural bases. Some distributors tend to focus their attention on the business opportunities provided by these newer markets instead of developing their established sales organizations in existing markets to focus on driving deeper penetration. Additionally, in some instances, we have become aware that certain sales in certain existing markets were attributable to purchasers who distributed our products in countries that had not yet been opened. When these countries were opened, the sales in existing markets shifted to the newly opened markets, resulting in a decline in sales in the existing markets. To the extent we decide to open new markets in the future, we will continue to seek to minimize the impact on distributor focus in existing markets and to ensure that adequate distributor support services and other Herbalife systems are in place to support growth while maintaining prior sales levels within the region.

Manufacturing and Distribution

Many of our weight management, nutritional and personal care products are manufactured for us by third party manufacturing companies, with the exception of products distributed in and sourced from China, where we have our own manufacturing facility and several products are manufactured in our recently acquired manufacturing facility in Lake Forest, California. We are currently making modifications to our recently acquired manufacturing facility in order to increase capability and capacity, and upon completion of these modifications we expect to increase self manufacturing for our worldwide demand. We own proprietary formulations for substantially all of our weight management products and dietary and nutritional supplements. We source our products from multiple manufacturers, with our top three suppliers accounting for approximately 44% of our product purchases in 2009. In addition, many of our products can be made available from a secondary vendor if necessary. We work closely with our vendors in an effort to achieve the highest quality standards and product availability. We also have our own quality control labs in the U.S. and China at which we routinely test products received from vendors. We have established excellent relationships with our manufacturers and continue to obtain improvements in product quality and product delivery. Some of our key input materials such as soy and whey proteins, fructose and packaging materials are subject to pricing fluctuations driven by commodities pricing. We are confident that we can offset potential cost increases of these materials with our cost reduction program and, when necessary, by raising the prices of our products.

In order to coordinate and manage the manufacturing of our products, we utilize a significant demand planning and forecasting process that is directly tied to our production planning and purchasing systems. Using this sophisticated planning software and process allows us to balance our inventory levels to provide exceptional service to distributors while minimizing working capital and inventory obsolescence.

Our global distribution system features centralized and decentralized distribution and telephone ordering systems coupled with storefront distributor service centers. Our major distribution warehouses have automated "pick-to-light" systems which consistently deliver high order accuracy and inspection of every shipment before it is sent to delivery. Shipping and processing standards for orders placed are either the same day or the following business day.

Our products are distributed to foreign markets either from the facilities of our manufacturers or from our Los Angeles or Venray, Netherlands distribution centers. Products are distributed in the United States market from our Los Angeles distribution center, our Memphis distribution center or from our sales centers in Dallas, New York, Chicago, Phoenix and Tracy, California. Products distributed globally are generally transported by truck, cargo ship or plane to our international markets and are warehoused in either one of our foreign distribution centers or a contracted third party warehouse and distribution center. After the products arrive in a foreign market, distributors purchase the products from the local distribution center or the associated sales center. Generally, the products manufactured in Europe are shipped to a centralized warehouse facility, from which delivery by truck, ship or plane to other international markets occurs.

Product Return and Buy-Back Policies

In most markets, our products include a customer satisfaction guarantee. Under this guarantee any customer who is not satisfied with a Herbalife product for any reason may return it or any unused portion of it within 30 days of purchase to their distributor from whom it was purchased for a full refund from the distributor or credit toward the purchase of another Herbalife product. If they return the products to us on a timely basis, the distributor may obtain replacement product from us for such returned products. In addition, in most jurisdictions, we maintain a buy-back program pursuant to which we will repurchase products sold to a distributor provided that the distributor resigns as an Herbalife distributor, returns the product in marketable condition generally within twelve months of original purchase and meets certain documentation and other requirements. We believe this buy-back policy addresses a number of the regulatory compliance issues pertaining to network marketing, in that it offers monetary protection to distributors who want to exit the business. Product returns and buy-back expenses were approximately 0.5%, 0.8% and 1% of retail sales for the years ended December 31, 2009, 2008 and 2007, respectively. The decline in the product return and buy-back percentage was primarily due to the global emphasis on DMOs, which provide a more sustainable business foundation for our distributors.

Management Information, Internet and Telecommunication Systems

In order to facilitate our continued growth and support distributor activities, we continually upgrade our management information, Internet and telecommunication systems. These systems include: (1) a centralized host computer managed by Hewlett Packard in Colorado Springs, which is linked to our international markets through a dedicated wide area network that provides on-line, real-time computer connectivity and access and hosts our legacy operating systems and our new Oracle platform; (2) local area networks of personal computers within our markets, serving our regional administrative staffs; (3) an international e-mail system through which our employees communicate; (4) a standardized Northern Telecom Meridian telecommunication system in most of our markets; and (5) Internet websites to provide a variety of online services for distributors such as status of qualifications, meeting announcements, product information, application forms, educational materials and, in select markets including the United States, sales ordering capabilities. These systems are designed to provide, among other things, financial and operating data for management, timely and accurate product ordering, royalty override payment processing, inventory management and detailed distributor records. We intend to continue to invest in these systems in order to strengthen our operating platform.

Regulation

General

In both our United States and foreign markets, we are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints exist at the federal, state or local levels in the United States and at all levels of government in foreign jurisdictions, including regulations pertaining to: (1) the formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of our products; (2) product claims and advertising, including direct claims and advertising by us, as well as claims and advertising by distributors, for which we may be held responsible; (3) our network marketing program; (4) transfer pricing and similar regulations that affect the level of U.S. and foreign taxable income and customs duties; and (5) taxation of our independent distributors (which in some instances may impose an obligation on us to collect the taxes and maintain appropriate records).

Products

In the United States, the formulation, manufacturing, packaging, storing, labeling, promotion, advertising, distribution and sale of our products are subject to regulation by various governmental agencies, including (1) the Food and Drug Administration, or FDA, (2) the Federal Trade Commission, or FTC, (3) the Consumer Product Safety Commission, or CPSC, (4) the United States Department of Agriculture, or USDA, (5) the Environmental Protection Agency, or EPA, (6) the United States Postal Service, (7) United States Customs and Border Protection, and (8) the Drug Enforcement Administration. Our activities also are regulated by various agencies of the states, localities and foreign countries in which our products are manufactured, distributed and sold. The FDA, in particular, regulates the formulation, manufacture and labeling of over-the-counter, or OTC, drugs, conventional foods, dietary supplements, and cosmetics such as those distributed by us. FDA regulations require us and our suppliers to meet relevant current good manufacturing practice, or cGMP, regulations for the preparation, packing and storage of foods and OTC drugs. On June 25, 2007, the FDA published its final rule regulating cGMPs for dietary supplements. The final rule became effective August 24, 2007 and large companies such as Herbalife had until June 2008 to achieve compliance. Herbalife initiated enhancements, modifications and improvements to its manufacturing and corporate quality processes and believes we are compliant with the FDA's cGMP final rule with respect to dietary supplements sold by Herbalife in the United States that the Company produces at its Lake Forest, California and Suzhou, China facilities and that are produced by contract manufacturer NBTY. We have experienced increases in some product costs as a result of the necessary increase in testing of raw ingredients and finished products and compliance with higher quality standards.

Most OTC drugs are subject to FDA Monographs that establish labeling and composition requirements for these products. Those of our products which are classified as OTC drugs must comply with these Monographs, and our manufacturers must list all products with the FDA and follow cGMP. Our cosmetic products are regulated for safety by the FDA, which requires that ingredients meet industry standards for non-allergenicity and non-toxicity. Performance claims for cosmetics may not be "therapeutic."

The U.S. Dietary Supplement Health and Education Act of 1994, or DSHEA, revised the provisions of the Federal Food, Drug and Cosmetic Act, or FFDCA, concerning the composition and labeling of dietary supplements and, we believe, the revisions are generally favorable to the dietary supplement industry. The legislation created a new statutory class of dietary supplements. This new class includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, and the legislation grandfathers, with some limitations, dietary ingredients that were on the market before October 15, 1994. A dietary supplement that contains a dietary ingredient that was not on the market before October 15, 1994 will require evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be safe. Manufacturers or marketers of dietary supplements in the United States and certain other jurisdictions that make product performance claims, including structure or function claims, must have substantiation in their possession that the statements are truthful and not misleading. The majority of the products marketed by us in the United States are classified as conventional foods or dietary supplements under the FFDCA. Internationally, the majority of products marketed by us are classified as foods or food supplements.

In January 2000, the FDA issued a regulation that defines the types of statements that can be made concerning the effect of a dietary supplement on the structure or function of the body pursuant to DSHEA. Under DSHEA, dietary supplement labeling may bear structure or function claims, which are claims that the products affect the structure or function of the body, without prior FDA approval, but with notification to the FDA. They may not bear a claim that they can prevent, treat, cure, mitigate or diagnose disease (a disease claim). The regulation describes how the FDA distinguishes disease claims from structure or function claims. During 2004, the FDA issued guidance, paralleling an earlier guidance from the FTC, defining a manufacturers obligations to substantiate structure/function claims. The FDA also issued a Structure/Function Claims Small Entity Compliance Guide. In addition, the agency permits companies to use FDA-approved full and qualified health claims for products containing specific ingredients that meet stated requirements.

As a marketer of dietary and nutritional supplements and other products that are ingested by consumers, we are subject to the risk that one or more of the ingredients in our products may become the subject of regulatory action. A number of states restricted the sale of dietary supplements containing botanical sources of ephedrine alkaloids. As a result of these state regulations, we stopped sales of dietary supplements containing botanical sources of ephedrine alkaloids due to a shift in consumer preference for "ephedra free products" and a significant increase in products liability insurance premiums for products containing botanical sources of ephedrine group alkaloids. On December 31, 2002, we ceased sales of *Thermojetics®* original green herbal tablets containing ephedrine alkaloids derived from Chinese Ma huang, as well as *Thermojetics®* green herbal tablets and *Thermojetics®* gold herbal tablets (the latter two containing the herb Sida cordifolia which is another botanical source of ephedrine alkaloids). On February 6, 2004, the FDA published a rule finding that dietary supplements containing ephedrine alkaloids present an unreasonable risk of illness or injury under conditions of use recommended or suggested in the labeling of the product, or, if no conditions of use are suggested in the labeling, under ordinary conditions of use, and are therefore adulterated.

The FDA's decision to ban ephedra triggered a significant reaction by the national media, some of whom are calling for the repeal or amendment of DSHEA. These media view supposed "weaknesses" within DSHEA as the underlying reason why ephedra was allowed to remain on the market. We have been advised that DSHEA opponents in Congress may use this anti-DSHEA momentum to advance new legislation during the 111th Congress to amend or repeal DSHEA. If this should occur we believe that the DSHEA opponents may propose the following: (1) premarket approval for safety and effectiveness of dietary ingredients; (2) specific premarket review of dietary ingredient stimulants that are being used to replace ephedra; (3) reversal of the burden of proof standard which now rests on the FDA; and (4) a redefining of "dietary ingredient" to remove either botanicals or selected classes of ingredients now treated as dietary ingredients.

On December 22, 2007, a new law went into effect in the United States mandating the reporting of all serious adverse events occurring within the United States which involve dietary supplements or OTC drugs. We believe that we are in full compliance with this law having promulgated and implemented a worldwide procedure governing adverse event identification, investigation and reporting which is managed by our Scientific Affairs department in collaboration with our Regulatory Affairs department, our Medical Affairs department and our Distributor Relations Call Centers. As a result of our receipt of adverse event reports, we may from time to time elect, or be required, to remove a product from a market, either temporarily or permanently.

On June 25, 2007, the FDA published its final rule regulating current good manufacturing practices, or cGMP, for dietary supplements. This final rule became effective on August 24, 2007. The final rule requires that companies establish written procedures governing: (1) personnel, (2) plant and equipment cleanliness, (3) lab and testing, (4) packaging and labeling, and (5) distribution. The FDA also required 100 percent identity testing of all incoming raw materials, although an interim final rule enables companies to petition for an exemption from the 100 percent testing requirement if they can demonstrate the existence of an appropriate statistical sampling program. The new cGMPs will help ensure that dietary supplements and dietary ingredients are not adulterated with contaminants or impurities, and are labeled to accurately reflect the active ingredients and other ingredients in the products. We have evaluated the final cGMP rule with respect to its potential impact upon the various contract manufacturers that we use to manufacture our products, some of which might not meet the new standards. It is important to note that the final cGMP rule, in an effort to limit disruption, includes a three-year phase-in for small businesses. This will mean that some of our contract manufacturers will not be fully impacted by the proposed regulation until at least 2010. However, the final cGMP rule has resulted in additional costs. See Item 1A — *Risk Factors* for further discussion regarding the recently promulgated cGMP regulations.

Some of the products marketed by us are considered conventional foods and are currently labeled as such. Within the United States, this category of products is subject to the Nutrition, Labeling and Education Act, or NLEA, and regulations promulgated under the NLEA. The NLEA regulates health claims, ingredient labeling and nutrient content claims characterizing the level of a nutrient in the product. The ingredients added to conventional foods must either be generally recognized as safe by experts, or GRAS, or be approved as food additives under FDA regulations.

In foreign markets, prior to commencing operations and prior to making or permitting sales of our products in the market, we may be required to obtain an approval, license or certification from the relevant country's ministry of health or comparable agency. Where a formal approval, license or certification is not required, we nonetheless seek a favorable opinion of counsel regarding our compliance with applicable laws. Prior to entering a new market in which a formal approval, license or certificate is required, we work extensively with local authorities in order to obtain the requisite approvals. The approval process generally requires us to present each product and product ingredient to appropriate regulators and, in some instances, arrange for testing of products by local technicians for ingredient analysis. The approvals may be conditioned on reformulation of our products, or may be unavailable with respect to some products or some ingredients. Product reformulation or the inability to introduce some products or ingredients into a particular market may have an adverse effect on sales. We must also comply with product labeling and packaging regulations that vary from country to country. Our failure to comply with these regulations can result in a product being removed from sale in a particular market, either temporarily or permanently.

In 2005, Herbalife voluntarily elected to withdraw its Sesame & Herb tablet product from the Israeli market. This product, which has been on the market since 1989, was sold only in Israel. Herbalife's voluntary decision to withdraw this product accompanied the initiation of a review by the Israeli Ministry of Health of anecdotal case reports of individuals having varying liver conditions when it was reported that a small number of these individuals had consumed Herbalife products. Herbalife scientists and medical doctors have closely cooperated with the Ministry of Health to facilitate this review. No regulatory action has been taken by the Israeli Ministry of Health.

The FTC, which exercises jurisdiction over the advertising of all of our products, has in the past several years instituted enforcement actions against several dietary supplement companies and against manufacturers of weight loss products generally for false and misleading advertising of some of their products. These enforcement actions have often resulted in consent decrees and monetary payments by the companies involved. In addition, the FTC has increased its scrutiny of the use of testimonials, which we also utilize, as well as the role of expert endorsers and product clinical studies. Although we have not been the target of FTC enforcement action for the advertising of our products, we cannot be sure that the FTC, or comparable foreign agencies, will not question our advertising or other operations in the future. It is unclear whether the FTC will subject our advertisements to increased surveillance to ensure compliance with the principles set forth in its published advertising guidance.

In Europe, where an EU Health Claim regulation is in effect, the European Food Safety Authority, or EFSA, issued opinions following its review of a number of proposed claims dossiers. If accepted by the European Commission, the EFSA's opinions could have a limiting effect on the use of certain nutrition-specific claims made for our products. Such an outcome could have an adverse effect on existing product "wellness," "well-being" and "good for you" claims presently made on existing product labeling, literature and advertising. Herbalife is currently seeking regulatory support for its current product claims while preparing for the possibility that based on limited acceptance of our claims by EFSA we may be precluded from continued use of such product claims.

In some countries, regulations applicable to the activities of our distributors also may affect our business because in some countries we are, or regulators may assert that we are, responsible for our distributors' conduct. In these countries, regulators may request or require that we take steps to ensure that our distributors comply with local regulations. The types of regulated conduct include: (1) representations concerning our products; (2) income representations made by us and/or distributors; (3) public media advertisements, which in foreign markets may require prior approval by regulators; and (4) sales of products in markets in which the products have not been approved, licensed or certified for sale.

In some markets, it is possible that improper product claims by distributors could result in our products being reviewed by regulatory authorities and, as a result, being classified or placed into another category as to which stricter regulations are applicable. In addition, we might be required to make labeling changes.

We are unable to predict the nature of any future laws, regulations, interpretations or applications, nor can we predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business in the future.

They could, however, require: (1) the reformulation of some products not capable of being reformulated; (2) imposition of additional record keeping requirements; (3) expanded documentation of the properties of some products; (4) expanded or different labeling; (5) additional scientific substantiation regarding product ingredients, safety or usefulness; and/or (6) additional distributor compliance surveillance and enforcement action by us.

Any or all of these requirements could have a material adverse effect on our results of operations and financial condition. All of our officers and directors are subject to a permanent injunction issued in October 1986 pursuant to the settlement of an action instituted by the California Attorney General, the State Health Director and the Santa Cruz County District Attorney. We consented to the entry of this injunction without in any way admitting the allegations of the complaint. The injunction prevents us and our officers and directors from making specified claims in future advertising of our products and required us to implement some documentation systems with respect to payments to our distributors. At the same time, the injunction does not prevent us from continuing to make specified claims concerning our products that have been made and are being made, provided that we have a reasonable basis for making the claims.

Network Marketing Program

Our network marketing program is subject to a number of federal and state regulations administered by the FTC and various state agencies as well as regulations in foreign markets administered by foreign agencies. Regulations applicable to network marketing organizations generally are directed at ensuring that product sales ultimately are made to consumers and that advancement within our organization is based on sales of the organization's products rather than investments in the organization or other non-retail sales related criteria. For instance, in some markets, there are limits on the extent to which distributors may earn royalty overrides on sales generated by distributors that were not directly sponsored by the distributor. When required by law, we obtain regulatory approval of our network marketing program or, when this approval is not required, the favorable opinion of local counsel as to regulatory compliance. Nevertheless, we remain subject to the risk that, in one or more markets, our marketing system could be found not to be in compliance with applicable regulations. Failure by us to comply with these regulations could have a material adverse effect on our business in a particular market or in general.

On April 12, 2006, the FTC, issued a notice of proposed rulemaking which, if implemented in its originally proposed form, would have regulated sellers of "business opportunities" in the United States. As originally proposed this rule would have applied to us and, if adopted in its originally proposed form, could have adversely affected our U.S. business. On March 18, 2008 the FTC issued a revised proposed rule and, as indicated in the announcement accompanying the proposed rule, the revised proposal does not attempt to cover multilevel marketing companies such as Herbalife. If the revised rule is implemented as it is now proposed we believe that it would not significantly impact our U.S. business. Based on information currently available, we anticipate that the rule may become final within a year.

The FTC has approved revisions to its Guides Concerning the Use of Endorsements and Testimonials in Advertising, or Guides, which became effective on December 1, 2009. Although the Guides are not binding, they explain how the FTC interprets Section 5 of the FTC Act's prohibition on unfair or deceptive acts or practices. Consequently, the FTC could bring a Section 5 enforcement action based on practices that are inconsistent with the Guides. Under the revised Guides, advertisements that feature a consumer and convey his or her atypical experience with a product or service will be required to clearly disclose the results that consumers can generally expect. In contrast to the 1980 version of the Guides, which allowed advertisers to describe atypical results in a testimonial as long as they included a disclaimer such as "results not typical", the revised Guides no longer contain such a safe harbor. The revised Guides also add new examples to illustrate the long-standing principle that "material connections" between advertisers and endorsers (such as payments or free products), connections that consumers might not expect, must be disclosed. Herbalife is reviewing the impact of the revised Guides as well as modifications to its practices and rules regarding the practices of its independent distributors that might be advisable with regard to the revised Guides. However, it is possible that our use, and that of our independent distributors, of testimonials in the advertising and promotion of our products, including but not limited to our weight management products and of our income opportunity will be significantly impacted and therefore might negatively impact our sales.

We also are subject to the risk of private party challenges to the legality of our network marketing program. For example, in *Webster v. Omnitrition International, Inc.*, 79 F.3d 776 (9th Cir. 1996), the multi-level marketing program of Omnitrition International, Inc., or Omnitrition, was successfully challenged in a class action by Omnitrition distributors who alleged that Omnitrition was operating an illegal "pyramid scheme" in violation of federal and state laws. We believe that our network marketing program satisfies the standards set forth in the Omnitrition case and other applicable statutes and case law defining a legal marketing system, in part based upon significant differences between our marketing system and that described in the Omnitrition case.

We are also subject to the risk of private party challenges to the legality of our network marketing program. The multi-level marketing programs of other companies have been successfully challenged in the past, and in a current lawsuit, allegations have been made challenging the legality of our network marketing program in Belgium. Test Ankoop-Test Achat, a Belgian consumer protection organization, sued Herbalife International Belgium, S.V., or HIB, on August 26, 2004, alleging that HIB violated Article 84 of the Belgian Fair Trade Practices Act by engaging in pyramid selling, *i.e.*, establishing a network of professional or non-professional sales people who hope to make a profit more through the expansion of that network rather than through the sale of products to end-consumers. The plaintiff is seeking a payment of €25,000 (equal to approximately $36,500 as of December 31, 2009) per purported violation as well as costs of the trial. For the year ended December 31, 2009, our net sales in Belgium were approximately $16.0 million. Currently, the lawsuit is in the pleading stage. The plaintiffs filed their initial brief on September 27, 2005. We filed a reply brief on May 9, 2006 and on December 9, 2008 plaintiffs filed a responsive brief. There is no date yet for the oral hearings. An adverse judicial determination with respect to our network marketing program, or in proceedings not involving us directly but which challenge the legality of multi-level marketing systems, in Belgium or in any other market in which we operate, could negatively impact our business. We believe that we have meritorious defenses to the suit.

It is an ongoing part of our business to monitor and respond to regulatory and legal developments, including those that may affect our network marketing program. However, the regulatory requirements concerning network marketing programs do not include bright line rules and are inherently fact-based. An adverse judicial determination with respect to our network marketing program could have a material adverse effect on our business. An adverse determination could: (1) require us to make modifications to our network marketing program, (2) result in negative publicity or (3) have a negative impact on distributor morale. In addition, adverse rulings by courts in any proceedings challenging the legality of multi-level marketing systems, even in those not involving us directly, could have a material adverse effect on our operations.

Transfer Pricing and Similar Regulations

In many countries, including the United States, we are subject to transfer pricing and other tax regulations designed to ensure that appropriate levels of income are reported as earned by our U.S. or local entities and are taxed accordingly. In addition, our operations are subject to regulations designed to ensure that appropriate levels of customs duties are assessed on the importation of our products.

Although we believe that we are in substantial compliance with all applicable regulations and restrictions, we are subject to the risk that governmental authorities could audit our transfer pricing and related practices and assert that additional taxes are owed. For example, we are currently subject to pending or proposed audits that are at various levels of review, assessment or appeal in a number of jurisdictions involving transfer pricing issues, income taxes, duties, value added taxes, withholding taxes and related interest and penalties in material amounts. In some circumstances, additional taxes, interest and penalties have been assessed, and we will be required to appeal or litigate to reverse the assessments. We have taken advice from our tax advisors and believe that there are substantial defenses to the allegations that additional taxes are owed, and we are vigorously defending against the imposition of additional proposed taxes. The ultimate resolution of these matters may take several years, and the outcome is uncertain.

In the event that the audits or assessments are concluded adversely to us, we may or may not be able to offset or mitigate the consolidated effect of foreign income tax assessments through the use of U.S. foreign tax credits. Currently, we anticipate utilizing the majority of our foreign tax credits in the year in which they arise with the unused amount carried forward. Because the laws and regulations governing U.S. foreign tax credits are complex and subject to periodic legislative amendment, we cannot be sure that we would in fact be able to take advantage of any foreign tax credits in the future. As a result, adverse outcomes in these matters could have a material impact on our financial condition and operating results.

Other Regulations

We also are subject to a variety of other regulations in various foreign markets, including regulations pertaining to social security assessments, employment and severance pay requirements, import/export regulations and antitrust issues. As an example, in many markets, we are substantially restricted in the amount and types of rules and termination criteria that we can impose on distributors without having to pay social security assessments on behalf of the distributors and without incurring severance obligations to terminated distributors. In some countries, we may be subject to these obligations in any event.

Our failure to comply with these regulations could have a material adverse effect on our business in a particular market or in general. Assertions that we failed to comply with regulations or the effect of adverse regulations in one market could adversely affect us in other markets as well by causing increased regulatory scrutiny in those other markets or as a result of the negative publicity generated in those other markets.

Compliance Procedures

As indicated above, Herbalife, our products and our network marketing program are subject, both directly and indirectly through distributors' conduct, to numerous federal, state and local regulations, both in the United States and foreign markets. Beginning in 1985, we began to institute formal regulatory compliance measures by developing a system to identify specific complaints against distributors and to remedy any violations of Herbalife's rules by distributors through appropriate sanctions, including warnings, suspensions and, when necessary, terminations. In our manuals, seminars and other training programs and materials, we emphasize that distributors are prohibited from making therapeutic claims for our products.

Our general policy regarding acceptance of distributor applications from individuals who do not reside in one of our markets is to refuse to accept the individual's distributor application. From time to time, exceptions to the policy are made on a country-by-country basis.

In order to comply with regulations that apply to both us and our distributors, we conduct considerable research into the applicable regulatory framework prior to entering any new market to identify all necessary licenses and approvals and applicable limitations on our operations in that market. Typically, we conduct this research with the assistance of local legal counsel and other representatives. We devote substantial resources to obtaining the necessary licenses and approvals and bringing our operations into compliance with the applicable limitations. We also research laws applicable to distributor operations and revise or alter our distributor manuals and other training materials and programs to provide distributors with guidelines for operating a business, marketing and distributing our products and similar matters, as required by applicable regulations in each market. We are, however, unable to monitor our sales leaders and distributors effectively to ensure that they refrain from distributing our products in countries where we have not commenced operations, and we do not devote significant resources to this type of monitoring.

In addition, regulations in existing and new markets often are ambiguous and subject to considerable interpretive and enforcement discretion by the responsible regulators. Moreover, even when we believe that we and our distributors are initially in compliance with all applicable regulations, new regulations regularly are being added and the interpretation of existing regulations is subject to change. Further, the content and impact of regulations to which we are subject may be influenced by public attention directed at us, our products or our network marketing program, so that extensive adverse publicity about us, our products or our network marketing program may result in increased regulatory scrutiny.

It is an ongoing part of our business to anticipate and respond to new and changing regulations and to make corresponding changes in our operations to the extent practicable. Although we devote considerable resources to maintaining our compliance with regulatory constraints in each of our markets, we cannot be sure that (1) we would be found to be in full compliance with applicable regulations in all of our markets at any given time or (2) the regulatory authorities in one or more markets will not assert, either retroactively or prospectively or both, that our operations are not in full compliance. These assertions or the effect of adverse regulations in one market could negatively affect us in other markets as well by causing increased regulatory scrutiny in those other markets or as a result of the negative publicity generated in those other markets. These assertions could have a material adverse effect on us in a particular market or in general. Furthermore, depending upon the severity of regulatory changes in a particular market and the changes in our operations that would be necessitated to maintain compliance, these changes could result in our experiencing a material reduction in sales in the market or determining to exit the market altogether. In this event, we would attempt to devote the resources previously devoted to such market to a new market or markets or other existing markets. However, we cannot be sure that this transition would not have an adverse effect on our business and results of operations either in the short or long-term.

Trademarks and Proprietary Formulas

We use the umbrella trademarks Herbalife and the Tri-Leaf design worldwide, and protect several other trademarks and trade names related to our products and operations, such as *Niteworks®*, *Nourifusion®*, and *Liftoff®*. Our trademark registrations are issued through the United States Patent and Trademark Office, or USPTO, and comparable agencies in the foreign countries. We consider our trademarks and trade names to be an important factor in our business. We also take care in protecting the intellectual property rights of our proprietary formulas by restricting access to our formulas within the Company to those persons or departments that require access to them to perform their functions, and by requiring our finished goods-suppliers and consultants to execute supply and non-disclosure agreements that seek to contractually protect our intellectual property rights. Disclosure of these formulas, in redacted form, is also necessary to obtain sanitary registrations in many countries. We also make efforts to protect some unique formulations under patent law. For example, the USPTO has granted patent no. 7,329,419 to our employee inventors for the composition that related to an earlier formulation of the U.S. *Total Control®* product formula. All rights in this patent have been assigned to Herbalife. We strive to protect all new product developments as the confidential trade secrets of the Company and its inventor employees. However, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our proprietary rights.

Competition

The business of marketing weight management and nutrition products is highly competitive. This market segment includes numerous manufacturers, distributors, marketers, retailers and physicians that actively compete for the business of consumers both in the U.S. and abroad. The market is highly sensitive to the introduction of new products or weight management plans, including various prescriptions and over the counter drugs that may rapidly capture a significant share of the market. As a result, our ability to remain competitive depends in part upon the successful introduction of new products. In addition, we anticipate that we will be subject to increasing competition in the future from sellers that utilize electronic commerce. We cannot be sure of the impact of electronic commerce or that it will not adversely affect our business.

We are subject to significant competition for the recruitment of distributors from other network marketing organizations, including those that market weight management products, nutritional supplements and personal care products, as well as other types of products. Some of our competitors are substantially larger than we are, and have considerably greater financial resources than we have. Our ability to remain competitive depends, in significant part, on our success in recruiting and retaining distributors through an attractive compensation plan and other incentives. We believe that our production bonus program, international sponsorship program and other compensation and incentive programs provide our distributors with significant earning potential. However, we cannot be sure that our programs for recruitment and retention of distributors will be successful.

Executive Officers of the Registrant

The table sets forth certain information regarding each person who serves as an executive officer of the Company.

Name	Age	Position with the Company	Officer Since
Michael O. Johnson	55	Chief Executive Officer, Director, Chairman of the Board	2003
Desmond Walsh	52	President	2008
Richard Goudis	48	Chief Operating Officer	2004
Brett R. Chapman	54	General Counsel and Corporate Secretary	2003
John DeSimone	43	Chief Financial Officer	2010
Steve Henig Ph.D.	67	Chief Scientific Officer	2005

Michael O. Johnson is Chairman and Chief Executive Officer of the Company. Mr. Johnson joined the Company in April 2003 after 17 years with The Walt Disney Company, where he most recently served as President of Walt Disney International, and also served as President of Asia Pacific for The Walt Disney Company and President of Buena Vista Home Entertainment. Mr. Johnson has also previously served as a publisher of *Audio Times* magazine, and has directed the regional sales efforts of Warner Amex Satellite Entertainment Company for three of its television channels, including MTV, Nickelodeon and The Movie Channel. Mr. Johnson formerly served as a director of Univision Communications, Inc., a television company serving Spanish-speaking Americans and currently serves on the Board of Regents for Loyola High School of Los Angeles. Mr. Johnson received his Bachelor of Arts in Political Science from Western State College.

Desmond Walsh is the President of the Company effective January 1, 2010. Mr. Walsh joined the Company in January 2004 as Senior Vice President, Worldwide Distributor Sales and was promoted to Executive Vice President for Worldwide Operations and Sales in April 2008. From 2001 to 2004, Mr. Walsh served as the Senior Vice President of the commercial division of DMX Music. Prior to DMX Music, Mr. Walsh spent five years as Vice President and General Manager of Supercomm, Inc., a subsidiary of the Walt Disney Company. Mr. Walsh also previously served in management positions at MovieQuik Systems, a division of The Southland Corporation (now 7-Eleven) and at Commtron Corporation, a leading consumer electronics and video distribution company. Mr. Walsh received his Bachelor of Laws degree from the University of London.

Richard Goudis is Chief Operating Officer of the Company effective January 1, 2010. Mr. Goudis joined the Company in June 2004 as Chief Financial Officer after serving as the Chief Operating Officer of Rexall Sundown, a Nasdaq 100 company that was sold to Royal Numico in 2000, from 1998 to 2001. After the sale to Royal Numico, Mr. Goudis had operations responsibility for all of Royal Numico's U.S. investments, including General Nutrition Centers, or GNC, Unicity International and Rexall Sundown. From 2002 to May 2004, Mr. Goudis was a partner at Flamingo Capital Partners, a firm he founded in 2002. Mr. Goudis also previously worked at Sunbeam Corporation and Pratt & Whitney. Mr. Goudis graduated from the University of Massachusetts with a degree in Accounting and he received his MBA from Nova Southeastern University.

Brett R. Chapman is General Counsel and Corporate Secretary of the Company. Mr. Chapman joined the Company in October 2003 after spending thirteen years at The Walt Disney Company, most recently as its Senior Vice President and Deputy General Counsel, with responsibility for all legal matters relating to Disney's Media Networks Group, including the ABC Television Network, the company's cable properties including The Disney Channel and ESPN, and Disney's radio and internet businesses. Prior to working at The Walt Disney Company, Mr. Chapman was an associate at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Chapman received his Bachelor of Science and Master of Science in Business Administration from California State University, Northridge and his Juris Doctorate from Southwestern University School of Law.

John DeSimone is Chief Financial Officer of the Company effective January 1, 2010. Mr. DeSimone joined the Company in November 2007 as Senior Vice President — Finance and was promoted to the position of Senior Vice President — Finance & Distributor Operations in December 2008. From June 2004 through October 2007, Mr. DeSimone served as the Chief Executive Officer of Mobile Ventures, LLC (formerly known as Autoware,

Inc.), an automotive aftermarket accessory distributor and retailer. Prior to working at Mobile Ventures, LLC, Mr. DeSimone previously served as the Controller, Vice President of Finance and Chief Financial Officer of Rexall Sundown, Inc., a multinational manufacturer and distributor of nutritional supplements and sports nutrition products that was publicly traded while Mr. DeSimone served as its Controller and Vice President of Finance. Mr. DeSimone received his Bachelor of Science in Business Administration, Accounting, from Bryant College.

Steve Henig, Ph.D. is Chief Scientific Officer of the Company. Dr. Henig joined the Company in July 2005 after spending 6 years at Ocean Spray Cranberries, Inc., as Senior Vice President, Technology and Innovation with responsibility for the company's new products program and medical research program. Prior to working at Ocean Spray Cranberries, Inc. Dr. Henig served as Senior Vice President, Technology and Marketing services at Con Agra's Grocery products. Dr. Henig holds a Ph.D. in food science from Rutgers University, a M.S. in food and biotechnology and a B.S. in chemical engineering from Technion-Israel Institute of Technology.

Employees

As of December 31, 2009, we had approximately 4,100 employees. In China, as of December 31, 2009, we also had labor contracts with approximately 50,000 employed sales representatives. These numbers do not include our distributors, who are independent contractors rather than employees. Except for some employees in Mexico and in certain European countries, none of our employees are members of any labor union, and we have never experienced any business interruption as a result of any labor disputes.

Available Information

Our Internet website address is *www.Herbalife.com.* We make available free of charge on our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practical after we file such material with, or furnish it to, the Securities and Exchange Commission, or SEC. This information is also available in print to any shareholder who requests it, with any such requests addressed to Investor Relations, 800 West Olympic Blvd., Suite 406, Los Angeles, CA 90015. Certain of these documents may also be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, and other information regarding issuers that file electronically with the SEC at *www.sec.gov.* We also make available free of charge on our website our Corporate Governance Guidelines, our Code of Business Conduct and Ethics, and the Charters of our Audit Committee, Corporate Governance and Nominating Committee, and Compensation Committee.

Item 1A. RISK FACTORS

The worldwide financial and economic "crisis" could negatively impact our access to credit and the sales of our products and could harm our financial condition and operating results.

We are closely monitoring various aspects of the current worldwide financial and economic "crisis" and its potential impact on us, our liquidity, our access to capital, our operations and our overall financial condition. While we have historically met our funding needs utilizing cash flow from operating activities and while we believe we will have sufficient resources to meet current debt service obligations in a timely manner, no assurances can be given that the current overall downturn in the world economy will not significantly adversely impact us and our business operations. We note economic and financial markets are fluid and we cannot ensure that there will not be in the near future a material adverse deterioration in our sales or liquidity.

Our failure to establish and maintain distributor relationships for any reason could negatively impact sales of our products and harm our financial condition and operating results.

We distribute our products exclusively through approximately 2.0 million independent distributors, and we depend upon them directly for substantially all of our sales. To increase our revenue, we must increase the number of, or the productivity of, our distributors. Accordingly, our success depends in significant part upon our ability to recruit, retain and motivate a large base of distributors. There is a high rate of turnover among our distributors, which is a characteristic of the network marketing business. The loss of a significant number of distributors for any reason could negatively impact sales of our products and could impair our ability to attract new distributors. In our efforts to attract and retain distributors, we compete with other network marketing organizations, including those in the weight management, dietary and nutritional supplement and personal care and cosmetic product industries. Our operating results could be harmed if our existing and new business opportunities and products do not generate sufficient interest to retain existing distributors and attract new distributors.

Our distributor organization has a high turnover rate, which is a common characteristic found in the direct selling industry. In light of this fact, we have our sales leaders re-qualify annually in order to maintain a more accurate count of their numbers. For the latest twelve month re-qualification period ending January 2010, 43% of our sales leaders re-qualified. Distributors who purchase our product for personal consumption or for short-term income goals may stay with us for several months to one year. Sales leaders who have committed time and effort to build a sales organization will generally stay for longer periods. Distributors have highly variable levels of training, skills and capabilities. The turnover rate of our distributors, and our operating results, can be adversely impacted if we, and our senior distributor leadership, do not provide the necessary mentoring, training and business support tools for new distributors to become successful sales people in a short period of time.

We estimate that, of our approximately 2.0 million independent distributors, we had approximately 481,000 sales leaders as of December 31, 2009. These sales leaders, together with their downline sales organizations, account for substantially all of our revenues. Our distributors, including our sales leaders, may voluntarily terminate their distributor agreements with us at any time. The loss of a group of leading sales leaders, together with their downline sales organizations, or the loss of a significant number of distributors for any reason, could negatively impact sales of our products, impair our ability to attract new distributors and harm our financial condition and operating results.

Since we cannot exert the same level of influence or control over our independent distributors as we could were they our own employees, our distributors could fail to comply with our distributor policies and procedures, which could result in claims against us that could harm our financial condition and operating results.

Excluding our China sales employees, our distributors are independent contractors and, accordingly, we are not in a position to directly provide the same direction, motivation and oversight as we would if distributors were our own employees. As a result, there can be no assurance that our distributors will participate in our marketing strategies or plans, accept our introduction of new products, or comply with our distributor policies and procedures.

Extensive federal, state and local laws regulate our business, products and network marketing program. Because we have expanded into foreign countries, our policies and procedures for our independent distributors differ due to the different legal requirements of each country in which we do business. While we have implemented distributor policies and procedures designed to govern distributor conduct and to protect the goodwill associated with Herbalife trademarks and tradenames, it can be difficult to enforce these policies and procedures because of the large number of distributors and their independent status. Violations by our independent distributors of applicable law or of our policies and procedures in dealing with customers could reflect negatively on our products and operations and harm our business reputation. In addition, it is possible that a court could hold us civilly or criminally accountable based on vicarious liability because of the actions of our independent distributors.

Adverse publicity associated with our products, ingredients or network marketing program, or those of similar companies, could harm our financial condition and operating results.

The size of our distribution force and the results of our operations may be significantly affected by the public's perception of the Company and similar companies. This perception is dependent upon opinions concerning:

- the safety and quality of our products and ingredients;
- the safety and quality of similar products and ingredients distributed by other companies;
- our distributors;
- our network marketing program; and
- the direct selling business generally.

Adverse publicity concerning any actual or purported failure of our Company or our independent distributors to comply with applicable laws and regulations regarding product claims and advertising, good manufacturing practices, the regulation of our network marketing program, the licensing of our products for sale in our target markets or other aspects of our business, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on the goodwill of our Company and could negatively affect our ability to attract, motivate and retain distributors, which would negatively impact our ability to generate revenue. We cannot ensure that all distributors will comply with applicable legal requirements relating to the advertising, labeling, licensing or distribution of our products.

In addition, our distributors' and consumers' perception of the safety and quality of our products and ingredients as well as similar products and ingredients distributed by other companies can be significantly influenced by media attention, publicized scientific research or findings, widespread product liability claims and other publicity concerning our products or ingredients or similar products and ingredients distributed by other companies. For example, in May 2008 public allegations were made that certain of our products contain excessive amounts of lead thereby triggering disclosure and labeling requirements under California Proposition 65. While we have confidence in our products because they fall within the FDA suggested guidelines for the amount of lead that consumers can safely ingest and do not believe they trigger disclosure or labeling requirements under California Proposition 65, negative publicity such as this can disrupt our business. Adverse publicity, whether or not accurate or resulting from consumers' use or misuse of our products, that associates consumption of our products or ingredients or any similar products or ingredients with illness or other adverse effects, questions the benefits of our or similar products or claims that any such products are ineffective, inappropriately labeled or have inaccurate instructions as to their use, could lead to lawsuits or other legal challenges and could negatively impact our reputation, the market demand for our products, or our general business.

From time to time we receive inquiries from government agencies and third parties requesting information concerning our products. We fully cooperate with these inquiries including, when requested, by the submission of detailed technical dossiers addressing product composition, manufacturing, process control, quality assurance, and contaminant testing. We understand that such materials are undergoing review by regulators in certain markets. In the course of one such inquiry the Spanish Ministry of Health elected to issue a press release, or communicado, to inform the public of a then on-going inquiry and dialogue with our Company. Upon completion of its review of Herbalife products distributed in Spain, the Spanish Ministry of Health withdrew its communicado in April 2009. We are confident in the safety of our products when used as directed. However, there can be no assurance that regulators in these or other markets will not take actions that might delay or prevent the introduction of new products, or require the reformulation or the temporary or permanent withdrawal of certain of our existing products from their markets.

Adverse publicity relating to us, our products or our operations, including our network marketing program or the attractiveness or viability of the financial opportunities provided thereby, has had, and could again have, a negative effect on our ability to attract, motivate and retain distributors. In the mid-1980's, our products and marketing program became the subject of regulatory scrutiny in the United States, resulting in large part from claims and representations made about our products by our independent distributors, including impermissible therapeutic claims. The resulting adverse publicity caused a rapid, substantial loss of distributors in the United States and a corresponding reduction in sales beginning in 1985. We expect that negative publicity will, from time to time, continue to negatively impact our business in particular markets.

Our failure to appropriately respond to changing consumer preferences and demand for new products or product enhancements could significantly harm our distributor and customer relationships and product sales and harm our financial condition and operating results.

Our business is subject to changing consumer trends and preferences, especially with respect to weight management products. Our continued success depends in part on our ability to anticipate and respond to these changes, and we may not respond in a timely or commercially appropriate manner to such changes. Furthermore, the nutritional supplement industry is characterized by rapid and frequent changes in demand for products and new product introductions and enhancements. Our failure to accurately predict these trends could negatively impact consumer opinion of our products, which in turn could harm our customer and distributor relationships and cause the loss of sales. The success of our new product offerings and enhancements depends upon a number of factors, including our ability to:

- accurately anticipate customer needs;
- innovate and develop new products or product enhancements that meet these needs;
- successfully commercialize new products or product enhancements in a timely manner;
- price our products competitively;
- manufacture and deliver our products in sufficient volumes and in a timely manner; and
- differentiate our product offerings from those of our competitors.

If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could be rendered obsolete, which could negatively impact our revenues, financial condition and operating results.

Due to the high level of competition in our industry, we might fail to retain our customers and distributors, which would harm our financial condition and operating results.

The business of marketing weight management and nutrition products is highly competitive and sensitive to the introduction of new products or weight management plans, including various prescription drugs, which may rapidly capture a significant share of the market. These market segments include numerous manufacturers, distributors, marketers, retailers and physicians that actively compete for the business of consumers both in the United States and abroad. In addition, we anticipate that we will be subject to increasing competition in the future from sellers that utilize electronic commerce. Some of these competitors have longer operating histories, significantly greater financial, technical, product development, marketing and sales resources, greater name recognition, larger established customer bases and better-developed distribution channels than we do. Our present or future competitors may be able to develop products that are comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends and standards or customer requirements, or devote greater resources to the development, promotion and sale of their products than we do. For example, if our competitors develop other diet or weight loss treatments that prove to be more effective than our products, demand for our products could be reduced. Accordingly, we may not be able to compete effectively in our markets and competition may intensify.

We are also subject to significant competition for the recruitment of distributors from other network marketing organizations, including those that market weight management products, dietary and nutritional supplements and personal care products as well as other types of products. We compete for global customers and distributors with regard to weight management, nutritional supplement and personal care products. Our competitors include both direct selling companies such as NuSkin Enterprises, Nature's Sunshine, Alticor/Amway, Melaleuca, Avon Products, Oriflame and Mary Kay, as well as retail establishments such as Weight Watchers, Jenny Craig, General Nutrition Centers, Wal-Mart and retail pharmacies.

In addition, because the industry in which we operate is not particularly capital intensive or otherwise subject to high barriers to entry, it is relatively easy for new competitors to emerge who will compete with us for our distributors and customers. In addition, the fact that our distributors may easily enter and exit our network marketing program contributes to the level of competition that we face. For example, a distributor can enter or exit our network marketing system with relative ease at any time without facing a significant investment or loss of capital because (1) we have a low upfront financial cost to become a Herbalife distributor, (2) we do not require any specific amount of time to work as a distributor, (3) we do not insist on any special training to be a distributor and (4) we do not prohibit a new distributor from working with another company. Our ability to remain competitive therefore depends, in significant part, on our success in recruiting and retaining distributors through an attractive compensation plan, the maintenance of an attractive product portfolio and other incentives. We cannot ensure that our programs for recruitment and retention of distributors will be successful and if they are not, our financial condition and operating results would be harmed.

We are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints both domestically and abroad, and our failure or our distributors' failure to comply with these constraints could lead to the imposition of significant penalties or claims, which could harm our financial condition and operating results.

In both domestic and foreign markets, the formulation, manufacturing, packaging, labeling, distribution, importation, exportation, licensing, sale and storage of our products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, state or local levels in the United States and at all levels of government in foreign jurisdictions. There can be no assurance that we or our distributors are in compliance with all of these regulations. Our failure or our distributors' failure to comply with these regulations or new regulations could lead to the imposition of significant penalties or claims and could negatively impact our business. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may negatively impact the marketing of our products, resulting in significant loss of sales revenues.

In April 2006, the FTC issued a notice of proposed rulemaking which, if implemented in its originally proposed form, would have regulated all sellers of "business opportunities" in the United States. As originally proposed this rule would have applied to us and, if adopted in its originally proposed form, could have adversely impacted our U.S. business. On March 18, 2008, the FTC issued a revised proposed rule and, as indicated in the announcement accompanying the proposed rule, the revised proposal does not attempt to cover multilevel marketing companies such as Herbalife. If the revised rule were implemented as it is now proposed, we believe that it would not significantly impact our U.S. business. Based on information currently available, we anticipate that the rule may become final within the year.

The FTC has approved revisions to its Guides Concerning the Use of Endorsements and Testimonials in Advertising, or Guides, which became effective on December 1, 2009. Although the Guides are not binding, they explain how the FTC interprets Section 5 of the FTC Act's prohibition on unfair or deceptive acts or practices. Consequently, the FTC could bring a Section 5 enforcement action based on practices that are inconsistent with the Guides. Under the revised Guides, advertisements that feature a consumer and convey his or her atypical experience with a product or service will be required to clearly disclose the results that consumers can generally expect. In contrast to the 1980 version of the Guides, which allowed advertisers to describe atypical results in a testimonial as long as they included a disclaimer such as "results not typical", the revised Guides no longer contain such a safe harbor. The revised Guides also add new examples to illustrate the long-standing principle that "material connections" between advertisers and endorsers (such as payments or free products), connections that consumers might not expect, must be disclosed. Herbalife is reviewing the impact of the revised Guides as well as modifications to its practices and rules regarding the practices of its independent distributors that might be advisable with regard to the revised Guides. However, it is possible that our use, and that of our independent distributors, of testimonials in the advertising and promotion of our products, including but not limited to our weight management products and of our income opportunity will be significantly impacted and therefore might negatively impact our sales.

Governmental regulations in countries where we plan to commence or expand operations may prevent or delay entry into those markets. In addition, our ability to sustain satisfactory levels of sales in our markets is dependent in significant part on our ability to introduce additional products into such markets. However, governmental regulations in our markets, both domestic and international, can delay or prevent the introduction, or require the reformulation or withdrawal, of certain of our products. For example, during the third quarter of 1995, we received inquiries from certain governmental agencies within Germany and Portugal regarding our product, *Thermojetics*® Instant Herbal Beverage, relating to the caffeine content of the product and the status of the product as an "instant tea," which was disfavored by regulators, versus a "beverage." Although we initially suspended the product sale in Germany and Portugal at the request of the regulators, we successfully reintroduced it once regulatory issues were satisfactorily resolved. In another example, during the second quarter of 2008 the Spanish Ministry of Health issued a press release, or communicado, informing the public of a then on-going inquiry into the safety of our Company's products sold in Spain. Upon completion of its review of Herbalife products distributed in Spain, the Spanish Ministry of Health withdrew its communicado. Any such regulatory action, whether or not it results in a final determination adverse to us, could create negative publicity, with detrimental effects on the motivation and recruitment of distributors and, consequently, on sales.

On June 25, 2007, the FDA published its final rule for cGMPs affecting the manufacture, packing, and holding of dietary supplements. The final rule requires identity testing on all incoming dietary ingredients, but permits the use of certificates of analysis or other documentation to verify the reliability of the ingredient suppliers. On the same date the FDA also published an interim final rule that outlined a petition process for manufacturers to request an exemption to the cGMP requirement for 100 percent identity testing of specific dietary ingredients used in the processing of dietary supplements. Under the interim final rule the manufacturer may be exempted from the dietary ingredient testing requirement if it can provide sufficient documentation that the reduced frequency of testing requested would still ensure the identity of the dietary ingredient. The final rule includes a phased-in effective date based on the size of the manufacturer. The final rule and the interim final rule became effective August 24, 2007. To limit any disruption for dietary supplements produced by small businesses the final rule has a three year phase in for small businesses. Firms that directly employ more than 500 full-time equivalent employees must have achieved compliance with the new cGMPs by June 25, 2008, while firms having between 20-500 full-time equivalent employees must be compliant by 2009 and firms having under 20 full-time equivalent employees must be compliant by 2010. Herbalife initiated enhancements, modifications and improvements to its manufacturing and corporate quality processes and believes that it is compliant with the FDA's cGMP final rule with respect to dietary supplements sold by Herbalife in the United States that the Company produces at its Lake Forest, California facility and its Suzhou, China facility and that are produced by contract manufacturers. These rules apply only to manufacturers and holders of finished products and not to ingredient suppliers unless the ingredient supplier is manufacturing a final dietary supplement. Due to the final cGMP rules, we have experienced increases in some product costs as a result of the necessary increase in testing of raw ingredients and finished products and this may cause us to seek alternate suppliers.

Our network marketing program could be found to be not in compliance with current or newly adopted laws or regulations in one or more markets, which could prevent us from conducting our business in these markets and harm our financial condition and operating results.

Our network marketing program is subject to a number of federal and state regulations administered by the FTC and various state agencies in the United States as well as regulations on direct selling in foreign markets administered by foreign agencies. We are subject to the risk that, in one or more markets, our network marketing program could be found not to be in compliance with applicable law or regulations. Regulations applicable to network marketing organizations generally are directed at preventing fraudulent or deceptive schemes, often referred to as "pyramid" or "chain sales" schemes, by ensuring that product sales ultimately are made to consumers and that advancement within an organization is based on sales of the organization's products rather than investments in the organization or other non-retail sales-related criteria. The regulatory requirements concerning network marketing programs do not include "bright line" rules and are inherently fact-based, and thus, even in jurisdictions where we believe that our network marketing program is in full compliance with applicable laws or regulations governing network marketing systems, we are subject to the risk that these laws or regulations or the enforcement or interpretation of these laws and regulations by governmental agencies or courts can change. The failure of our network marketing program to comply with current or newly adopted regulations could negatively impact our business in a particular market or in general.

We are also subject to the risk of private party challenges to the legality of our network marketing program. The multi-level marketing programs of other companies have been successfully challenged in the past and in a current lawsuit allegations have been made challenging the legality of our network marketing program in Belgium. Test Ankoop-Test Achat, a Belgian consumer protection organization, sued Herbalife International Belgium, S.V., or HIB, on August 26, 2004, alleging that HIB violated Article 84 of the Belgian Fair Trade Practices Act by engaging in pyramid selling, *i.e.*, establishing a network of professional or non-professional sales people who hope to make a profit more through the expansion of that network rather than through the sale of products to end-consumers. The plaintiff is seeking a payment of €25,000 (equal to approximately $36,500 as of December 31, 2009) per purported violation as well as costs of the trial. For the year ended December 31, 2009, our net sales in Belgium were approximately $16.0 million. Currently, the lawsuit is in the pleading stage. The plaintiffs filed their initial brief on

September 27, 2005 and on May 9, 2006 we filed a reply brief. On December 9, 2008 plaintiffs filed a responsive brief and on June 24, 2009 we filed a reply brief. There is no date yet for the oral hearings. An adverse judicial determination with respect to our network marketing program, or in proceedings not involving us directly but which challenge the legality of multi-level marketing systems, in Belgium or in any other market in which we operate, could negatively impact our business. We believe that we have meritorious defenses to the suit.

On April 16, 2007 Herbalife International of America, Inc. filed a Complaint in the United States District Court for the Central District of California against certain former Herbalife distributors who had left the Company to join a competitor. The Complaint alleged breach of contract, misappropriation of trade secrets, intentional interference with prospective economic advantage, intentional interference with contract, unfair competition, constructive trust and fraud and seeks monetary damages, attorney's fees and injunctive relief. (*Herbalife International of America, Inc. v. Robert E. Ford, et al*) The court entered a Preliminary Injunction against the defendants enjoining them from further use and/or misappropriation of the Company's trade secrets on December 11, 2007. Defendants appealed the court's entry of the Preliminary Injunction to the U.S. Court of Appeals for the Ninth Circuit. That court affirmed, in relevant part, the Preliminary Injunction. On December 3, 2007 the defendants filed a counterclaim alleging that the Company had engaged in unfair and deceptive business practices, intentional and negligent interference with prospective economic advantage, false advertising and that the Company was an endless chain scheme in violation of California law and seeking restitution, contract rescission and an injunction. Both sides engaged in discovery and filed cross motions for Summary Judgment. On August 25, 2009 the court granted partial summary judgment for Herbalife on all of defendants' claims except the claim that the Company is an endless chain scheme which under applicable law is a question of fact that can only be determined at trial. The court denied defendants' motion for Summary Judgment on Herbalife's claims for misappropriation of trade secrets and breach of contract. On December 4, 2009 the Court ordered mediation to occur on February 8, 2010 and set a schedule for Herbalife's motion for summary judgment to dismiss the sole remaining counterclaim by the defendants, with a hearing scheduled for March 9, 2010 if all matters were not resolved before that date. The mediation occurred but did not resolve any issues. No date has been set for trial. The Company believes that there is merit to its remaining claims for relief and have meritorious defenses to the remaining counterclaim.

A substantial portion of our business is conducted in foreign markets, exposing us to the risks of trade or foreign exchange restrictions, increased tariffs, foreign currency fluctuations and similar risks associated with foreign operations.

Approximately 80% of our net sales for the year ended December 31, 2009, were generated outside the United States, exposing our business to risks associated with foreign operations. For example, a foreign government may impose trade or foreign exchange restrictions or increased tariffs, which could negatively impact our operations. We are also exposed to risks associated with foreign currency fluctuations. For instance, purchases from suppliers are generally made in U.S. dollars while sales to distributors are generally made in local currencies. Accordingly, strengthening of the U.S. dollar versus a foreign currency could have a negative impact on us. Although we engage in transactions to protect against risks associated with foreign currency fluctuations, we cannot be certain any hedging activity will effectively reduce our exchange rate exposure. Our operations in some markets also may be adversely affected by political, economic and social instability in foreign countries. As we continue to focus on expanding our existing international operations, these and other risks associated with international operations may increase, which could harm our financial condition and operating results.

Currency restrictions enacted by the Venezuelan government in 2003 have become more restrictive and have impacted the ability of our subsidiary in Venezuela, or Herbalife Venezuela, to obtain U.S. dollars at the official foreign exchange rate. The application and approval processes have been intermittently delayed in recent periods and the timing and ability to obtain U.S. dollars at the official exchange rate remains uncertain. In certain instances, we have made appropriate applications through the Venezuelan government and its Foreign Exchange Commission, CADIVI, for approval to obtain U.S. dollars to pay for imported products and an annual dividend at the official exchange rate. In other instances, in order to timely provide products to our distributors, we did not register certain shipments with CADIVI, or non-CADIVI registered, and instead used a legal parallel market mechanism for payment. Unless our ability to obtain U.S. dollars at the official foreign exchange rate is made more readily available, the results of Herbalife Venezuela's operations will be negatively impacted as it may need to obtain more

U.S. dollars from alternative sources where the exchange rate is weaker than the official rate. Additionally, if we are unable to import products at the official foreign exchange rate in Venezuela, we may implement price increases and surcharges to the selling price of our products to compensate for the incremental cost of importation. This could adversely affect sales volume in Venezuela.

Venezuela's inflation rate as measured using the blended National Consumer Price Index and Consumer Price Index rate exceeded the three-year cumulative inflation rate of 100% as of December 31, 2009. Accordingly, effective January 1, 2010, Venezuela is considered a highly inflationary economy, which will require Herbalife Venezuela to use the U.S. dollar as their functional currency with foreign currency gains and losses recorded to the consolidated statement of income. In early January 2010, Venezuela announced an official rate devaluation of the Venezuelan Bolivar Fuerte, or Bolivar, to an official rate of 4.30 Bolivars per U.S. dollar for non-essential items and 2.60 Bolivars per U.S. dollar for essential items. These events will have a negative impact to our earnings as further discussed in Item 7 — *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Our expansion in China is subject to general, as well as industry-specific, economic, political and legal developments and risks in China and requires that we utilize a different business model from that which we use elsewhere in the world.

Our expansion of operations into China is subject to risks and uncertainties related to general economic, political and legal developments in China, among other things. The Chinese government exercises significant control over the Chinese economy, including but not limited to controlling capital investments, allocating resources, setting monetary policy, controlling foreign exchange and monitoring foreign exchange rates, implementing and overseeing tax regulations, providing preferential treatment to certain industry segments or companies and issuing necessary licenses to conduct business. Accordingly, any adverse change in the Chinese economy, the Chinese legal system or Chinese governmental, economic or other policies could have a material adverse effect on our business in China and our prospects generally.

In August 2005, China published regulations governing direct selling (effective December 1, 2005) and prohibiting pyramid promotional schemes (effective November 1, 2005), and a number of administrative methods and proclamations were issued in September 2005 and in September 2006. These regulations require us to use a business model different from that which we offer in other markets. To allow us to operate under these regulations, we have created and introduced a model specifically for China. In China, we have Company-operated retail stores that sell through employed sales personnel to customers and preferred customers. We provide training and certification procedures for sales personnel in China. We have non-employee sales representatives who sell through our retail stores. Our sales representatives are also permitted by the terms of our direct selling licenses to sell away from fixed retail locations in the provinces of Jiangsu, Guangdong, Shandong, Zhejiang (excluding Ningbo), Guizhou, Beijing, Fuijan, Sichuan, Hubei, Shanxi, and Shanghai. Our direct selling license for Shanghai will permit us to sell away from fixed retail locations once our Shanghai outlet is inspected and confirmed by the relevant authority. We have also engaged independent service providers that meet both the requirements to operate their own business under Chinese law as well as the conditions set forth by Herbalife to sell products and provide services to Herbalife customers. These features are not common to the business model we employ elsewhere in the world, and based on the direct selling licenses we have received and the terms of those which we hope to receive in the future to conduct a direct selling enterprise in China, our business model in China will continue in some part to incorporate such features. The direct selling regulations require us to apply for various approvals to conduct a direct selling enterprise in China. The process for obtaining the necessary licenses to conduct a direct selling business is protracted and cumbersome and involves multiple layers of Chinese governmental authorities and numerous governmental employees at each layer. While direct selling licenses are centrally issued, such licenses are generally valid only in the jurisdictions within which related approvals have been obtained. Such approvals are generally awarded on local and provincial bases, and the approval process requires involvement with multiple ministries at each level. Our participation and conduct during the approval process is guided not only by distinct Chinese practices and customs, but is also subject to applicable laws of China and the other jurisdictions in which we operate our business, including the U.S., and our internal code of ethics. There is always a risk that in attempting to comply with local customs and practices in China during the application process or otherwise, we will fail to comply with requirements applicable to us in China itself or in other jurisdictions, and any such failure to comply with applicable requirements could prevent us from obtaining the direct selling licenses or related local or provincial approvals. Furthermore, we rely on certain key personnel in China to assist us during the approval process, and the loss of any such key personnel could delay or hinder our ability to obtain licenses or related approvals. For all of the above reasons, there can be no assurance that we will obtain additional direct-selling licenses, or obtain related approvals to expand into any or all of the localities or provinces in China that are important to our business. Our inability to obtain, retain, or renew any or all of the licenses or related approvals that are required for us to operate in China would negatively impact our business.

Additionally, although certain regulations have been published with respect to obtaining such approvals, operating under such approvals and otherwise conducting business in China, other regulations are pending, and there is uncertainty regarding the interpretation and enforcement of Chinese regulations. The regulatory environment in China is evolving, and officials in the Chinese government exercise broad discretion in deciding how to interpret and apply regulations. We cannot be certain that our business model will continue to be deemed by national or local Chinese regulatory authorities to be compliant with any such regulations. In the past, the Chinese government has rigorously monitored the direct selling market in China, and has taken serious action against companies that the government believed were engaging in activities they regarded to be in violation of applicable law, including shutting down their businesses and imposing substantial fines. As a result, there can be no guarantee that the Chinese government's current or future interpretation and application of the existing and new regulations will not negatively impact our business in China, result in regulatory investigations or lead to fines or penalties against us or our Chinese distributors.

Chinese regulations prevent persons who are not Chinese nationals from engaging in direct selling in China. We cannot guarantee that any of our distributors living outside of China or any of our independent sales representatives or employed sales management personnel in China have not engaged or will not engage in activities that violate our policies in this market, or that violate Chinese law or other applicable law, and therefore result in regulatory action and adverse publicity.

China enacted a labor contract law which took effect January 1, 2008 and on September 18, 2008 an implementing regulation took effect. We have reviewed our employment contracts and contractual relations with employees in China, which include certain of our sales persons, and have made such changes as we believed to be necessary or appropriate to bring these contracts and contractual relations into compliance with this new law and its implementing regulation. In addition, we continue to monitor the situation to determine how this new law and regulation will be implemented in practice. There is no guarantee that the new law will not adversely impact us, force us to change our treatment of our distributor employees, or cause us to change our operating plan for China.

If our operations in China are successful, we may experience rapid growth in China, and there can be no assurances that we will be able to successfully manage rapid expansion of manufacturing operations and a rapidly growing and dynamic sales force. There also can be no assurances that we will not experience difficulties in dealing with or taking employment related actions (such as hiring, terminations and salary administration, including social benefit payments) with respect to our employed sales representatives, particularly given the highly regulated nature of the employment relationship in China. If we are unable to effectively manage such growth and expansion of our retail stores, manufacturing operations or our employees, our government relations may be compromised and our operations in China may be harmed.

Our China business model, particularly with regard to sales management responsibilities and remuneration, differs from our traditional business model. There is a risk that such changes and transitions may not be understood by our distributors or employees, may be viewed negatively by our distributors or employees, or may not be correctly utilized by our distributors or employees. If that is the case, our business could be negatively impacted.

If we fail to further penetrate existing markets or successfully expand our business into new markets, then the growth in sales of our products, along with our operating results, could be negatively impacted.

The success of our business is to a large extent contingent on our ability to continue to grow by entering new markets and further penetrating existing markets. Our ability to further penetrate existing markets or to successfully expand our business into additional countries in Eastern Europe, Southeast Asia, South America or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are out of our control.

In addition, government regulations in both our domestic and international markets can delay or prevent the introduction, or require the reformulation or withdrawal, of some of our products, which could negatively impact our business, financial condition and results of operations. Also, our ability to increase market penetration in certain countries may be limited by the finite number of persons in a given country inclined to pursue a direct selling business opportunity or consumers willing to purchase Herbalife products. Moreover, our growth will depend upon improved training and other activities that enhance distributor retention in our markets. While we have recently experienced significant growth in certain of our markets, we cannot assure you that such growth levels will continue in the immediate or long term future. Furthermore, our efforts to support growth in such international markets could be hampered to the extent that our infrastructure in such markets is deficient when compared to our more developed markets, such as the U.S. Therefore, we cannot assure you that our general efforts to increase our market penetration and distributor retention in existing markets will be successful. If we are unable to continue to expand into new markets or further penetrate existing markets, our operating results could suffer.

Our contractual obligation to sell our products only through our Herbalife distributor network and to refrain from changing certain aspects of our marketing plan may limit our growth.

We are a party to an agreement with our distributors that provides assurances that a change in ownership will not negatively affect certain aspects of their business. Through this agreement, we committed to our distributors that we will not sell Herbalife products through any distribution channel other than our network of independent Herbalife distributors. Thus, we are contractually prohibited from expanding our business by selling Herbalife products through other distribution channels that may be available to our competitors, such as over the internet, through wholesale sales, by establishing retail stores or through mail order systems. Since this is an open-ended commitment, there can be no assurance that we will be able to take advantage of innovative new distribution channels that are developed in the future.

In addition, our agreement with our distributors provides that we will not change certain aspects of our marketing plan without the consent of a specified percentage of our distributors. For example, our agreement with our distributors provides that we may increase, but not decrease, the discount percentages available to our distributors for the purchase of products or the applicable royalty override percentages, including roll-ups, and production and other bonus percentages available to our distributors at various qualification levels within our distributor hierarchy. We may not modify the eligibility or qualification criteria for these discounts, royalty overrides and production and other bonuses unless we do so in a manner to make eligibility and/or qualification easier than under the applicable criteria in effect as of the date of the agreement. Our agreement with our distributors further provides that we may not vary the criteria for qualification for each distributor tier within our distributor hierarchy, unless we do so in such a way so as to make qualification easier.

Although we reserved the right to make these changes to our marketing plan without the consent of our distributors in the event that changes are required by applicable law or are necessary in our reasonable business judgment to account for specific local market or currency conditions to achieve a reasonable profit on operations, there can be no assurance that our agreement with our distributors will not restrict our ability to adapt our marketing plan to the evolving requirements of the markets in which we operate. As a result, our growth may be limited.

We depend on the integrity and reliability of our information technology infrastructure, and any related inadequacies may result in substantial interruptions to our business.

Our ability to provide products and services to our distributors depends on the performance and availability of our core transactional systems. We upgraded our back office systems globally to the Oracle Enterprise Suite which is supported by a robust hardware and network infrastructure. The Oracle Enterprise Suite is a scalable and stable solution that provides a solid foundation upon which we are building our next generation Distributor facing Internet toolset. While we continue to invest in our information technology infrastructure, there can be no assurance that there will not be any significant interruptions to such systems or that the systems will be adequate to meet all of our future business needs.

The most important aspect of our information technology infrastructure is the system through which we record and track distributor sales, volume points, royalty overrides, bonuses and other incentives. We have encountered, and may encounter in the future, errors in our software or our enterprise network, or inadequacies in the software and services supplied by our vendors, although to date none of these errors or inadequacies has had a meaningful adverse impact on our business. Any such errors or inadequacies that we may encounter in the future may result in substantial interruptions to our services and may damage our relationships with, or cause us to lose, our distributors if the errors or inadequacies impair our ability to track sales and pay royalty overrides, bonuses and other incentives, which would harm our financial condition and operating results. Such errors may be expensive or difficult to correct in a timely manner, and we may have little or no control over whether any inadequacies in software or services supplied to us by third parties are corrected, if at all.

Since we rely on independent third parties for the manufacture and supply of certain of our products, if these third parties fail to reliably supply products to us at required levels of quality, then our financial condition and operating results would be harmed.

The majority of our products are manufactured at third party contract manufacturers, with the exception of our products sold in China, which are manufactured in our Suzhou China facility, and a small portion of our top selling products which are manufactured in a recently acquired manufacturing facility located in Lake Forest, California. It is the Company's intention to expand the capacity of this recently acquired manufacturing facility to produce products for additional international markets. We cannot assure you that our outside manufacturers will continue to reliably supply products to us at the levels of quality, or the quantities, we require, especially under the FDA's recently adopted cGMP regulations. While we are not presently aware of any current liquidity issues with our suppliers, we cannot assure you that they will not experience financial hardship as a result of the current global financial crisis.

Our supply contracts generally have a two-year term. Except for force majeure events such as natural disasters and other acts of God, and non-performance by Herbalife, our manufacturers generally cannot unilaterally terminate these contracts. These contracts can generally be extended by us at the end of the relevant time period and we have exercised this right in the past. Globally we have over 40 suppliers of our products. For our major products, we have both primary and secondary suppliers. Our major suppliers include Nature's Bounty for protein powders, Fine Foods (Italy) for protein powders and nutritional supplements, Valentine Enterprises for protein powders and PharmaChem Labs for teas and *Niteworks*®. In the event any of our third-party manufacturers were to become unable or unwilling to continue to provide us with products in required volumes and at suitable quality levels, we would be required to identify and obtain acceptable replacement manufacturing sources. There is no assurance that we would be able to obtain alternative manufacturing sources on a timely basis. An extended interruption in the supply of products would result in the loss of sales. In addition, any actual or perceived degradation of product quality as a result of reliance on third party manufacturers may have an adverse effect on sales or result in increased product returns and buybacks. Also, as we experience ingredient and product price pressure in the areas of soy, dairy products, plastics, and transportation reflecting global economic trends, we believe that we have the ability to mitigate some of these cost increases through improved optimization of our supply chain coupled with select increases in the retail prices of our products.

If we fail to protect our trademarks and tradenames, then our ability to compete could be negatively affected, which would harm our financial condition and operating results.

The market for our products depends to a significant extent upon the goodwill associated with our trademark and tradenames. We own, or have licenses to use, the material trademark and trade name rights used in connection with the packaging, marketing and distribution of our products in the markets where those products are sold. Therefore, trademark and trade name protection is important to our business. Although most of our trademarks are registered in the United States and in certain foreign countries in which we operate, we may not be successful in asserting trademark or trade name protection. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. The loss or infringement of our trademarks or tradenames could impair the goodwill associated with our brands and harm our reputation, which would harm our financial condition and operating results.

Unlike in most of the other markets in which we operate, limited protection of intellectual property is available under Chinese law. Accordingly, we face an increased risk in China that unauthorized parties may attempt to copy or otherwise obtain or use our trademarks, copyrights, product formulations or other intellectual property. Further, since Chinese commercial law is relatively undeveloped, we may have limited legal recourse in the event we encounter significant difficulties with intellectual property theft or infringement. As a result, we cannot assure you that we will be able to adequately protect our product formulations or other intellectual property.

We permit the limited use of our trademarks by our independent distributors to assist them in the marketing of our products. It is possible that doing so may increase the risk of unauthorized use or misuse of our trademarks in markets where their registration status differs from that asserted by our independent distributors, or they may be used in association with claims or products in a manner not permitted under applicable laws and regulations. Were this to occur it is possible that this could diminish the value of these marks or otherwise impair our further use of these marks.

If our distributors fail to comply with labeling laws, then our financial condition and operating results would be harmed.

Although the physical labeling of our products is not within the control of our independent distributors, our distributors must nevertheless advertise our products in compliance with the extensive regulations that exist in certain jurisdictions, such as the United States, which considers product advertising to be labeling for regulatory purposes.

Our products are sold principally as foods, dietary supplements and cosmetics and are subject to rigorous FDA and related legal regimens limiting the types of therapeutic claims that can be made for our products. The treatment or cure of disease, for example, is not a permitted claim for these products. While we train our distributors and attempt to monitor our distributors' marketing materials, we cannot ensure that all such materials comply with applicable regulations, including bans on therapeutic claims. If our distributors fail to comply with these restrictions, then we and our distributors could be subjected to claims, financial penalties, mandatory product recalls or relabeling requirements, which could harm our financial condition and operating results. Although we expect that our responsibility for the actions of our independent distributors in such an instance would be dependent on a determination that we either controlled or condoned a noncompliant advertising practice, there can be no assurance that we could not be held vicariously liable for the actions of our independent distributors.

If our intellectual property is not adequate to provide us with a competitive advantage or to prevent competitors from replicating our products, or if we infringe the intellectual property rights of others, then our financial condition and operating results would be harmed.

Our future success and ability to compete depend upon our ability to timely produce innovative products and product enhancements that motivate our distributors and customers, which we attempt to protect under a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions. However, our products are generally not patented domestically or abroad, and the legal protections afforded by common law and contractual proprietary rights in our products provide only limited protection and may be time-consuming and expensive to enforce and/or maintain. Further, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our proprietary rights or from independently developing non-infringing products that are competitive with, equivalent to and/or superior to our products.

Monitoring infringement and/or misappropriation of intellectual property can be difficult and expensive, and we may not be able to detect any infringement or misappropriation of our proprietary rights. Even if we do detect infringement or misappropriation of our proprietary rights, litigation to enforce these rights could cause us to divert financial and other resources away from our business operations. Further, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

Additionally, third parties may claim that products we have independently developed infringe upon their intellectual property rights. For example, in a pending action in the U.S. federal courts, the Adidas companies have alleged that certain uses of Herbalife's Tri-Leaf device mark upon sports apparel items infringe upon their own leaf mark associated with such goods. We are contesting these claims and do not believe that we are infringing on any third party intellectual property rights. However, there can be no assurance that one or more of our products will not be found to infringe upon other third party intellectual property rights in the future.

Since one of our products constitutes a significant portion of our retail sales, significant decreases in consumer demand for this product or our failure to produce a suitable replacement should we cease offering it would harm our financial condition and operating results.

Our Formula 1 meal replacement product constitutes a significant portion of our sales, accounting for approximately 32% of retail sales for the fiscal years ended December 31, 2009 and 2008, and approximately 30% for fiscal year ended December 31, 2007. If consumer demand for this product decreases significantly or we cease offering this product without a suitable replacement, then our financial condition and operating results would be harmed.

If we lose the services of members of our senior management team, then our financial condition and operating results could be harmed.

We depend on the continued services of our Chairman and Chief Executive Officer, Michael O. Johnson, and our current senior management team as they work closely with the senior distributor leadership to create an environment of inspiration, motivation and entrepreneurial business success. Although we have entered into employment agreements with certain members of our senior management team, and do not believe that any of them are planning to leave or retire in the near term, we cannot assure you that our senior managers will remain with us. The loss or departure of any member of our senior management team could adversely impact our distributor relations and operating results. If any of these executives do not remain with us, our business could suffer. Also, the loss of key personnel, including our regional and country managers, could negatively impact our ability to implement our business strategy, and our continued success will also be dependent on our ability to retain existing, and attract additional, qualified personnel to meet our needs. We currently do not maintain "key person" life insurance with respect to our senior management team.

The covenants in our existing indebtedness limit our discretion with respect to certain business matters, which could limit our ability to pursue certain strategic objectives and in turn harm our financial condition and operating results.

Our credit facility contains numerous financial and operating covenants that restrict our and our subsidiaries' ability to, among other things:

- pay dividends, redeem share capital or capital stock and make other restricted payments and investments;
- incur additional debt or issue preferred shares;
- impose dividend or other distribution restrictions on our subsidiaries;
- create liens on our and our subsidiaries' assets;
- engage in transactions with affiliates;
- guarantee other indebtedness; and
- merge, consolidate or sell all or substantially all of our assets and the assets of our subsidiaries.

In addition, our credit facility requires us to meet certain financial ratios and financial conditions. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Failure to comply with these covenants could result in a default causing all amounts to become due and payable under our credit facility, which is secured by substantially all of our assets, against which the lenders thereunder could proceed to foreclose.

If we do not comply with transfer pricing, customs duties, and similar regulations, then we may be subjected to additional taxes, duties, interest and penalties in material amounts, which could harm our financial condition and operating results.

As a multinational corporation, in many countries including the United States we are subject to transfer pricing and other tax regulations designed to ensure that our intercompany transactions are consummated at prices that have not been manipulated to produce a desired tax result, that appropriate levels of income are reported as earned by our United States or local entities, and that we are taxed appropriately on such transactions. In addition, our operations are subject to regulations designed to ensure that appropriate levels of customs duties are assessed on the importation of our products. We are currently subject to pending or proposed audits that are at various levels of review, assessment or appeal in a number of jurisdictions involving transfer pricing issues, income taxes, customs duties, value added taxes, withholding taxes, sales and use and other taxes and related interest and penalties in material amounts. For example, we are currently appealing tax assessments in Spain and Brazil. In another matter, in Mexico, we are awaiting a formal administrative assessment to start the judicial appeals process. The likelihood and timing of any such potential assessment is unknown as of the date hereof. The Company believes that it has meritorious defenses. In some circumstances, additional taxes, interest and penalties have been assessed and we will be required to pay the assessments or post surety, in order to challenge the assessments. The imposition of new taxes, even pass-through taxes such as VAT, could have an impact on our perceived product pricing and therefore a potential negative impact on our business. We have reserved in the consolidated financial statements an amount that we believe represents the most likely outcome of the resolution of these disputes, but if we are incorrect in our assessment we may have to pay the full amount asserted which could potentially be material. Ultimate resolution of these matters may take several years, and the outcome is uncertain. If the United States Internal Revenue Service or the taxing authorities of any other jurisdiction were to successfully challenge our transfer pricing practices or our positions regarding the payment of income taxes, customs duties, value added taxes, withholding taxes, sales and use, and other taxes, we could become subject to higher taxes and our earnings would be adversely affected.

Changes in tax laws, treaties or regulations, or their interpretation could adversely affect us.

A change in applicable tax laws, treaties or regulations or their interpretation could result in a higher effective tax rate on our worldwide earnings and such change could be significant to our financial results. Tax legislative proposals intending to eliminate some perceived tax advantages of companies that have legal domiciles outside the U.S. but have certain U.S. connections have repeatedly been introduced in the U.S. Congress. If these proposals are enacted, the result would increase our effective tax rate and could have a material adverse effect on the Company's financial condition and results of operations.

We may be held responsible for certain taxes or assessments relating to the activities of our distributors, which could harm our financial condition and operating results.

Our distributors are subject to taxation, and in some instances, legislation or governmental agencies impose an obligation on us to collect taxes, such as value added taxes, and to maintain appropriate records. In addition, we are subject to the risk in some jurisdictions of being responsible for social security and similar taxes with respect to our distributors. In the event that local laws and regulations or the interpretation of local laws and regulations change to require us to treat our independent distributors as employees, or that our distributors are deemed by local regulatory authorities in one or more of the jurisdictions in which we operate to be our employees rather than independent contractors under existing laws and interpretations, we may be held responsible for social security and related taxes in those jurisdictions, plus any related assessments and penalties, which could harm our financial condition and operating results.

We may incur material product liability claims, which could increase our costs and harm our financial condition and operating results.

Our products consist of vitamins, minerals and herbs and other ingredients that are classified as foods or dietary supplements and are not subject to pre-market regulatory approval in the United States. Our products could contain contaminated substances, and some of our products contain some ingredients that do not have long histories of human consumption. We conduct limited clinical studies on some key products but not all products. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. As a marketer of dietary and nutritional supplements and other products that are ingested by consumers or applied to their bodies, we have been, and may again be, subjected to various product liability claims, including that the products contain contaminants, the products include inadequate instructions as to their uses, or the products include inadequate warnings concerning side effects and interactions with other substances. It is possible that widespread product liability claims could increase our costs, and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles, and may make it more difficult to secure adequate insurance coverage in the future. In addition, our product liability insurance may fail to cover future product liability claims, thereby requiring us to pay substantial monetary damages and adversely affecting our business. Finally, given the higher level of self-insured retentions that we have accepted under our current product liability insurance policies, which are as high as approximately $10 million, in certain cases we may be subject to the full amount of liability associated with any injuries, which could be substantial.

Several years ago, a number of states restricted the sale of dietary supplements containing botanical sources of ephedrine alkaloids and on February 6, 2004, the FDA banned the use of such ephedrine alkaloids. Until late 2002, we had sold *Thermojetics®* original green herbal tablets, *Thermojetics®* green herbal tablets and *Thermojetics®* gold herbal tablets, all of which contained ephedrine alkaloids. Accordingly, we run the risk of product liability claims related to the ingestion of ephedrine alkaloids contained in those products. Currently, we have been named as a defendant in product liability lawsuits seeking to link the ingestion of certain of the aforementioned products to subsequent alleged medical problems suffered by plaintiffs. Although we believe that we have meritorious defenses to the allegations contained in these lawsuits, and are vigorously defending these claims, there can be no assurance that we will prevail in our defense of any or all of these matters.

We are subject to, among other things, requirements regarding the effectiveness of internal controls over financial reporting. In connection with these requirements, we conduct regular audits of our business and operations. Our failure to identify or correct deficiencies and areas of weakness in the course of these audits could adversely affect our financial condition and operating results.

We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, as well as new rules and regulations adopted by the SEC, the Public Company Accounting Oversight Board and the New York Stock Exchange. In particular, we are required to include management and auditor reports on the effectiveness of internal controls over financial reporting as part of our annual reports on Form 10-K, pursuant to Section 404 of the Sarbanes-Oxley Act. We expect to continue to spend significant amounts of time and money on compliance with these rules. Our failure to correct any noted weaknesses in internal controls over financial reporting could result in the disclosure of material weaknesses which could have a material adverse effect upon the market value of our stock.

On a regular and on-going basis, we conduct audits through our internal audit department of various aspects of our business and operations. These internal audits are conducted to insure compliance with our policies and to strengthen our operations and related internal controls. The Audit Committee of our Board of Directors regularly reviews the results of these internal audits and, when appropriate, suggests remedial measures and actions to correct noted deficiencies or strengthen areas of weakness. There can be no assurance that these internal audits will uncover all material deficiencies or areas of weakness in our operations or internal controls. If left undetected and uncorrected, such deficiencies and weaknesses could have a material adverse effect on our financial condition and results of operations.

From time to time, the results of these internal audits may necessitate that we conduct further investigations into aspects of our business or operations. In addition, our business practices and operations may periodically be investigated by one or more of the many governmental authorities with jurisdiction over our worldwide operations. In the event that these investigations produce unfavorable results, we may be subjected to fines, penalties or loss of licenses or permits needed to operate in certain jurisdictions, any one of which could have a material adverse effect on our financial condition or operating results.

Holders of our common shares may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (2009 Revision, as amended), or the Companies Law, and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, shareholders may have more difficulty in protecting their interests in the face of actions by our management or board of directors than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less developed nature of Cayman Islands law in this area.

Shareholders of Cayman Islands exempted companies such as Herbalife have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of our shareholders. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

A shareholder can bring a suit personally where its individual rights have been, or are about to be, infringed. Where an action is brought to redress any loss or damage suffered by us, we would be the proper plaintiff, and a shareholder could not ordinarily maintain an action on our behalf, except where it was permitted by the courts of the Cayman Islands to proceed with a derivative action. Our Cayman Islands counsel, Maples and Calder, is not aware of any reported decisions in relation to a derivative action brought in a Cayman Islands court. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, a shareholder may be permitted to bring a claim derivatively on the Company's behalf, where:

- a company is acting or proposing to act illegally or outside the scope of its corporate authority;
- the act complained of, although not acting outside the scope of its corporate authority, could be effected only if authorized by more than a simple majority vote; or
- those who control the company are perpetrating a "fraud on the minority".

Provisions of our articles of association and Cayman Islands corporate law may impede a takeover or make it more difficult for shareholders to change the direction or management of the Company, which could reduce shareholders' opportunity to influence management of the Company.

Our articles of association permit our board of directors to issue preference shares from time to time, with such rights and preferences as they consider appropriate. Our board of directors could authorize the issuance of preference shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction.

In addition, our articles of association contain certain other provisions which could have an effect of discouraging a takeover or other transaction or preventing or making it more difficult for shareholders to change the direction or management of our Company, including a classified board, the inability of shareholders to act by written consent, a limitation on the ability of shareholders to call special meetings of shareholders and advance notice provisions. As a result, our shareholders may have less input into the management of our Company than they might otherwise have if these provisions were not included in our articles of association.

The Cayman Islands have recently introduced provisions to the Companies Law to facilitate mergers and consolidations between Cayman Islands companies and non-Cayman Islands companies. These provisions, contained within Part XVA of the Companies Law, are broadly similar to the merger provisions as provided for under Delaware Law.

There are however a number of important differences that could impede a takeover. First, the thresholds for approval of the merger plan by shareholders are higher. The thresholds are (a) a shareholder resolution by majority in number representing 75% in value of the shareholders voting together as one class or (b) if the shares to be issued to each shareholder in the consolidated or surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders (being 66⅔% of those present in person or by proxy and voting) voting together as one class.

As it is not expected that the shares would have the same rights and economic value following a takeover by way of merger, it is expected that the first test is the one which would commonly apply. This threshold essentially has three requirements: "a majority in number" of the shareholders of the Company must approve the transaction, such approving majority must hold at least 75% "in value" of all the outstanding shares and the shareholders must vote together as one class.

Additionally, the consent of each holder of a fixed or floating security interest (in essence a documented security interest as opposed to one arising by operation of law) is required to be obtained unless the Grand Court of the Cayman Islands waives such requirement.

The merger provisions contained within Part XVA of the Companies Law do contain shareholder appraisal rights similar to those provided for under Delaware law. Such rights are limited to a merger under Part XVA and do apply to schemes of arrangement as discussed below.

The Companies Law also contains separate statutory provisions that provide for the merger, reconstruction and amalgamation of companies. Those are commonly referred to in the Cayman Islands as "schemes of arrangement."

The procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law and practice, a scheme of arrangement in relation to a solvent Cayman Islands company must be approved at a shareholders' meeting by a majority of each class of the company's shareholders who are present and voting (either in person or by proxy) at such meeting. The shares voted in favor of the scheme of arrangement must also represent at least 75% of the value of each relevant class of the company's shareholders present and voting at the meeting. The convening of these meetings and the terms of the amalgamation must also be sanctioned by the Grand Court of the Cayman Islands. Although there is no requirement to seek the consent of the creditors of the parties involved in the scheme of arrangement, the Grand Court typically seeks to ensure that the creditors have consented to the transfer of their liabilities to the surviving entity or that the scheme of arrangement does not otherwise materially adversely affect creditors' interests. Furthermore, the court will only approve a scheme of arrangement if it is satisfied that:

- the statutory provisions as to majority vote have been complied with;
- the shareholders who voted at the meeting in question fairly represent the relevant class of shareholders to which they belong.
- the scheme of arrangement is such as a businessman would reasonably approve; and
- the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

If the scheme of arrangement is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

In addition, if an offer by a third party to purchase shares in us has been approved by the holders of at least 90% of our outstanding shares (not including such a third party) pursuant to an offer within a four-month period of making such an offer, the purchaser may, during the two months following expiration of the four-month period, require the holders of the remaining shares to transfer their shares on the same terms on which the purchaser acquired the first 90% of our outstanding shares. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

There is uncertainty as to shareholders' ability to enforce certain foreign civil liabilities in the Cayman Islands.

We are incorporated as an exempted company with limited liability under the laws of the Cayman Islands. A material portion of our assets are located outside of the United States. As a result, it may be difficult for our shareholders to enforce judgments against us or judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States or any state of the United States.

We have been advised by our Cayman Islands counsel, Maples and Calder, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will — based on the principle that a judgment by a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given — recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained in a manner, and is not of a kind, the enforcement of which is contrary to the public policy of the Cayman Islands. There is doubt, however, as to whether the Grand Court of the Cayman Islands will (1) recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States or any state of the United States, or (2) in original actions brought in the Cayman Islands, impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state of the United States, on the grounds that such provisions are penal in nature.

The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

Item 1B. *UNRESOLVED STAFF COMMENTS*

None.

Item 2. *PROPERTIES*

We lease all of our physical properties. During 2008, we relocated many of our executive offices to the LA Live complex in downtown Los Angeles, California, where we currently occupy approximately 65,000 square feet under a lease expiring in 2018. We also lease approximately 316,000 square feet of general office space in Torrance, California, with terms expiring in 2016, for our North America and South America regional headquarters, including some of our corporate support functions. Additionally, we lease warehouse facilities in Los Angeles, California and Memphis, Tennessee of approximately 82,000 square feet and 130,000 square feet, respectively. The Los Angeles and Memphis lease agreements have terms through June 2011 and December 2016, respectively. In Lake Forest, California, we also lease warehouse, manufacturing plant and office space of approximately 80,000 square feet under a lease expiring in 2019 for which we have a renewal option. In Venray, Netherlands, we lease our European centralized warehouse of approximately 150,000 square feet under an arrangement expiring in June 2020 for which we have a renewal option. In Guadalajara, Mexico we lease approximately 82,000 square feet of warehouse space with the term of the lease expiring in January 2015. We also lease warehouse, manufacturing plant and office space in a majority of our other geographic areas of operation. We believe that our existing facilities are adequate to meet our current requirements and that comparable space is readily available at each of these locations.

Item 3. *LEGAL PROCEEDINGS*

The Company is from time to time engaged in routine litigation. The Company regularly reviews all pending litigation matters in which it is involved and establishes reserves deemed appropriate by management for these litigation matters when a probable loss estimate can be made.

As a marketer of dietary and nutritional supplements and other products that are ingested by consumers or applied to their bodies, the Company has been and is currently subjected to various product liability claims. The effects of these claims to date have not been material to the Company, and the reasonably possible range of exposure on currently existing claims is not material to the Company. The Company believes that it has meritorious defenses to the allegations contained in the lawsuits. The Company currently maintains product liability insurance with an annual deductible of $10 million.

On April 16, 2007, Herbalife International of America, Inc. filed a Complaint in the United States District Court for the Central District of California against certain former Herbalife distributors who had left the Company to join a competitor. The Complaint alleged breach of contract, misappropriation of trade secrets, intentional interference with prospective economic advantage, intentional interference with contract, unfair competition, constructive trust and fraud and seeks monetary damages, attorney's fees and injunctive relief. *(Herbalife International of America, Inc. v. Robert E. Ford, et al)* The court entered a Preliminary Injunction against the defendants enjoining them from further use and/or misappropriation of the Company's trade secrets on December 11, 2007. Defendants appealed the court's entry of the Preliminary Injunction to the U.S. Court of Appeals for the Ninth Circuit. That court affirmed, in relevant part, the Preliminary Injunction. On December 3, 2007, the defendants filed a counterclaim alleging that the Company had engaged in unfair and deceptive business practices, intentional and negligent interference with prospective economic advantage, false advertising and that the Company was an endless chain scheme in violation of California law and seeking restitution, contract rescission and an injunction. Both sides engaged in discovery and filed cross motions for Summary Judgment. On August 25, 2009, the court granted partial summary judgment for Herbalife on all of defendants' claims except the claim that the Company is an endless chain scheme which under applicable law is a question of fact that can only be determined at trial. The court denied defendants' motion for Summary Judgment on Herbalife's claims for misappropriation of trade secrets and breach of contract. On December 4, 2009, the Court ordered mediation to occur on February 8, 2010 and set a schedule for Herbalife's motion for summary judgment to dismiss the sole remaining counterclaim by the defendants, with a hearing scheduled for March 9, 2010 if all matters were not resolved before that date. The mediation occurred but did not resolve any issues. No date has been set for trial. The Company believes that there is merit to its remaining claims for relief and that it has meritorious defenses to the remaining counterclaim.

Certain of the Company's subsidiaries have been subject to tax audits by governmental authorities in their respective countries. In certain of these tax audits, governmental authorities are proposing that significant amounts of additional taxes and related interest and penalties are due. The Company and its tax advisors believe that there are substantial defenses to their allegations that additional taxes are owed, and the Company is vigorously contesting the additional proposed taxes and related charges.

These matters may take several years to resolve. While the Company believes it has meritorious defenses, it cannot be sure of their ultimate resolution. Although the Company has reserved an amount that the Company believes represents the most likely outcome of the resolution of these disputes, if the Company is incorrect in the assessment the Company may have to record additional expenses.

Item 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None.

PART II

Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Information with Respect to our Common Shares

Our common shares are listed on the New York Stock Exchange, or NYSE, and trade under the symbol "HLF." The following table sets forth the range of the high and low sales prices for our common shares in each of the relevant fiscal quarters presented, based upon quotations on the NYSE consolidated transaction reporting system.

Quarter Ended	High	Low
March 31, 2009	$23.46	$12.12
June 30, 2009	$31.98	$14.71
September 30, 2009	$35.87	$28.92
December 31, 2009	$44.43	$31.47

Quarter Ended	High	Low
March 31, 2008	$49.89	$37.55
June 30, 2008	$51.09	$35.70
September 30, 2008	$48.80	$36.94
December 31, 2008	$39.49	$14.47

The market price of our common shares is subject to fluctuations in response to variations in our quarterly operating results, general trends in the market for our products and product candidates, economic and currency exchange issues in the foreign markets in which we operate as well as other factors, many of which are not within our control. In addition, broad market fluctuations, as well as general economic, business and political conditions may adversely affect the market for our common shares, regardless of our actual or projected performance.

The closing price of our common shares on February 18, 2010, was $40.90. The approximate number of holders of record of our common shares as of February 18, 2010 was 903. This number of holders of record does not represent the actual number of beneficial owners of our common shares because shares are frequently held in "street name" by securities dealers and others for the benefit of individual owners who have the right to vote their shares.

Performance Graph

Our common shares began trading on the NYSE on December 16, 2004. Set forth below is information comparing the cumulative total shareholder return and share price appreciation plus dividends on our common shares with the cumulative total return of the S&P 500 Index and a market weighted index of publicly traded peers over the five year period ended December 31, 2009. The graph assumes that $100 is invested in each of our common shares, the S&P 500 Index and the index of publicly traded peers on December 31, 2004 and that all dividends were reinvested. The publicly traded companies in the peer group are Avon Products, Inc., Nature's Sunshine Products, Inc., Tupperware Corporation, Nu Skin Enterprises Inc., USANA Health Sciences Inc., Weight Watchers International, Inc. and Mannatech, Inc.

Comparison of Cumulative Five Year Total Return


DOLLARS
350
300
250
200
150
100
50
0
Herbalife Ltd.
S&P 500 Index
Peer Index
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009

	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Herbalife Ltd.	$100.00	$200.12	$247.14	$251.48	$138.83	$268.44
S&P 500 Index	$100.00	$104.91	$121.48	$128.16	$ 80.74	$102.11
Peer Index	$100.00	$ 84.71	$ 96.73	$107.56	$ 69.20	$ 98.09

Information with Respect to Dividends

During the second quarter of 2007, the Company's board of directors adopted a regular quarterly cash dividend program. Since, the adoption of the dividend program, the Company's board of directors have authorized a $0.20 per common share dividend each quarter. The aggregate amount of dividends paid and declared during fiscal year 2009, 2008 and 2007 was approximately $48.7 million, $50.7 million and $41.5 million, respectively.

The declaration of future dividends is subject to the discretion of the Company's board of directors and will depend upon various factors, including the Company's net earnings, financial condition, restrictions imposed by the Company's credit agreement, cash requirements, future prospects and other factors deemed relevant by the board of directors. For example, the senior credit facility entered into on July 21, 2006, as amended, permits payments of dividends as long as no default or event of default exists and the sum of the amounts paid with respect to dividends and share repurchases does not exceed the sum of $450.0 million plus seventy five percent of cumulative consolidated net income from the first quarter of 2007 to the last day of the quarter most recently ended prior to the date of dividend. There is no guarantee that the board of directors will not terminate the quarterly dividend program.

Information with Respect to Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth as of December 31, 2009, information with respect to (a) number of securities to be issued upon exercise of outstanding options, warrants and rights, (b) the weighted average exercise price of outstanding options, warrants and rights and (c) the number of securities remaining available for future issuance under equity compensation plans.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities in Column (a))(2)
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1)	8,061,337	$24.84	1,828,106
Equity compensation plans not approved by security holders	—	—	—
Total	8,061,337	$24.84	1,828,106

(1) Consists of five plans: The WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan, the WH Holdings (Cayman Islands) Ltd. Independent Directors Stock Incentive Plan, the Herbalife Ltd. 2004 Stock Incentive Plan, the Herbalife Ltd. 2005 Stock Incentive Plan, and the Herbalife Ltd. Independent Directors Deferred Compensation and Stock Unit Plan. In February 2008, a shareholder approved Employee Stock Purchase Plan was implemented. The terms of these plans are summarized in Note 9, *Share-Based Compensation,* to the notes to our consolidated financial statements.

(2) Includes 960,807 common shares available for future issuance under the shareholder approved Employee Stock Purchase Plan which was implemented in February 2008.

Information with Respect to Purchases of Equity Securities by the Issuer

On April 17, 2009, the Company's share repurchase program adopted on April 18, 2007 expired pursuant to its terms. On April 30, 2009, the Company announced that its board of directors authorized a new program for the Company to repurchase up to $300 million of Herbalife common shares during the next two years, at such times and prices as determined by the Company's management. As of December 31, 2009, the approximate dollar value of shares that could be repurchased under the Company's share repurchase program was approximately $226.8 million.

The following is a summary of our repurchases of common shares during the three months ended December 31, 2009:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
October 1 — October 31	—	—	—	$267,509,540
November 1 — November 30	1,000,000	$40.71	1,000,000	$226,801,761
December 1 — December 31	—	$ —	—	$226,801,761
Total	1,000,000	$40.71	1,000,000	$226,801,761

Item 6. *SELECTED FINANCIAL DATA*

The following table sets forth certain of our historical financial data. We have derived the selected historical consolidated financial data for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 from our audited financial statements and the related notes. Not all periods shown below are discussed in this Annual Report on Form 10-K. The selected consolidated historical financial data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under Item 7 — *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and the historical consolidated financial statements and accompanying notes included elsewhere in this document.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands except per share data)				
Income Statement Data:					
Net sales	$2,324,577	$2,359,213	$2,145,839	$1,885,534	$1,566,750
Cost of sales	493,134	458,396	438,382	380,338	315,746
Gross profit	1,831,443	1,900,817	1,707,457	1,505,196	1,251,004
Royalty overrides	761,501	796,718	760,110	675,245	555,665
Selling, general and administrative expenses(1)	773,911	771,847	634,190	573,005	476,268
Operating income(1)	296,031	332,252	313,157	256,946	219,071
Interest expense, net	5,103	13,222	10,573	39,541	43,924
Income before income taxes	290,928	319,030	302,584	217,405	175,147
Income taxes	87,582	97,840	111,133	74,266	82,007
Net income	$ 203,346	$ 221,190	$ 191,451	$ 143,139	$ 93,140
Earnings per share					
Basic	$ 3.32	$ 3.47	$ 2.75	$ 2.02	$ 1.35
Diluted	$ 3.22	$ 3.36	$ 2.63	$ 1.92	$ 1.28
Weighted average shares outstanding					
Basic	61,221	63,785	69,497	70,814	68,972
Diluted	63,097	65,769	72,714	74,509	72,491
Other Financial Data:					
Retail sales(2)	$3,690,061	$3,811,159	$3,511,003	$3,100,205	$2,575,716
Net cash provided by (used in):					
Operating activities	285,056	272,988	270,811	184,447	143,352
Investing activities	(71,322)	(84,964)	(43,390)	(66,808)	(32,526)
Financing activities	(213,327)	(205,067)	(203,511)	(55,044)	(225,890)
Depreciation and amortization	62,437	48,732	35,115	29,995	35,436
Capital expenditures(3)	60,128	106,813	49,027	66,870	32,604

	As of December 31,				
	2009	2008	2007	2006	2005
		(In thousands except per share data)			
Balance Sheet Data:					
Cash and cash equivalents	$ 150,801	$ 150,847	$ 187,407	$ 154,323	$ 88,248
Receivables, net	76,958	70,002	58,729	51,758	37,266
Inventories	145,962	134,392	128,648	146,036	109,785
Total working capital	83,536	82,869	111,478	132,215	14,094
Total assets	1,146,050	1,121,318	1,067,243	1,016,933	837,801
Total debt	250,333	351,631	365,152	185,438	263,092
Shareholders' equity(4)	359,311	241,731	182,244	353,890	168,888
Cash dividends per common share	0.80	0.80	0.60	—	—

(1) The years ended December 31, 2009, 2008, 2007, and 2006 include approximately $1.3 million, $6.7 million, $5.8 million and $7.5 million of severance and related expenses, respectively, associated with restructuring.

(2) Retail sales represent the gross sales amount reflected on our invoices to our distributors. We do not receive the full retail sales amount. "Product sales" represent the actual product purchase price paid to us by our distributors, after giving effect to distributor discounts referred to as "distributor allowances," which total approximately 50% of suggested retail sales prices. Distributor allowances as a percentage of sales may vary by country depending upon regulatory restrictions that limit or otherwise restrict distributor allowances. "Net sales" represents product sales and handling and freight income.

Retail sales data is referred to in Item 7 — *Management's Discussion and Analysis of Financial Condition and Results of Operations.* Our use of retail sales reflect the fundamental role of "retail sales" in our accounting systems, internal controls and operations, including the basis upon which the distributors are being paid. In addition, information in daily and monthly reports reviewed by our management includes retail sales data.

The following represents the reconciliation of retail sales to net sales for each of the periods set forth above:

	Year Ended December 31,				
	2009	2008	2007	2006	2005
			(In thousands)		
Retail sales	$ 3,690,061	$ 3,811,159	$ 3,511,003	$ 3,100,205	$ 2,575,716
Distributor allowance	(1,696,444)	(1,778,866)	(1,658,569)	(1,472,527)	(1,225,441)
Product sales	1,993,617	2,032,293	1,852,434	1,627,678	1,350,275
Handling and freight income	330,960	326,920	293,405	257,856	216,475
Net sales	$ 2,324,577	$ 2,359,213	$ 2,145,839	$ 1,885,534	$ 1,566,750

(3) Includes acquisition of property from capitalized leases and other long-term debt of $0.4 million, $18.2 million, $7.1 million, $2.6 million, and $1.1 million for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively.

(4) During the years ended December 31, 2009, 2008 and 2007, we paid an aggregate $48.7 million, $50.7 million and $41.5 million in dividends, respectively, and repurchased $73.2 million, $137.0 million and $365.8 million of our common shares, respectively. During the years ended December 31, 2006 and 2005, we did not declare any dividends or repurchase any of our common shares.

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

You should read the following discussion and analysis in conjunction with Item 6 — Selected Financial Data and our consolidated financial statements and related notes, each included elsewhere in this Annual Report on Form 10-K.

Overview

We are a global network marketing company that sells weight management products, nutritional supplements, energy, sports & fitness products and personal care products. We pursue our mission of "changing people's lives" by providing a financially rewarding business opportunity to distributors and quality products to distributors and their customers who seek a healthy lifestyle. We are one of the largest network marketing companies in the world with net sales of approximately $2.3 billion for the year ended December 31, 2009. As of December 31, 2009, we sold our products in 72 countries through a network of approximately 2.0 million independent distributors. In China, we sell our products through retail stores, sales representatives, sales employees and licensed business providers. We believe the quality of our products and the effectiveness of our distribution network, coupled with geographic expansion, have been the primary reasons for our success throughout our 30-year operating history.

Our products are grouped in four principal categories: weight management, targeted nutrition, energy, sports & fitness and Outer Nutrition, along with literature and promotional items. Our products are often sold in programs that are comprised of a series of related products and literature designed to simplify weight management and nutrition for consumers and maximize our distributors' cross-selling opportunities.

Industry-wide factors that affect us and our competitors include the increasing prevalence of obesity and the aging of the worldwide population, which are driving demand for nutrition and wellness-related products along with the global increase in under and unemployment which can affect the recruitment and retention of distributors.

While we are closely monitoring the current global economic crisis, the Company remains focused on the opportunities and challenges in retailing of our products, recruiting and retaining distributors, improving distributor productivity, opening new markets, further penetrating existing markets including China, the U.S., Brazil, Mexico and Russia, globalizing successful distributor methods of operation such as Nutrition Clubs and Weight Loss Challenges, introducing new products and globalizing existing products, developing niche market segments and further investing in our infrastructure. Management remains intently focused on the Venezuela market and especially the limited ability to repatriate cash at the official exchange rate.

During the first quarter of 2009, we changed our geographic regions, designating Mexico as its own region and combining South America and Central America into a single region. These changes in geographic regions were implemented to create growth opportunities for distributors, support faster decision making across the organization by reducing the number of layers of management, improve the sharing of ideas and tools and accelerate growth in high potential markets. Under the new geographic regions, we report revenue from:

- North America, which consists of the U.S., Canada and Jamaica;
- Mexico;
- South and Central America;
- EMEA, which consists of Europe, the Middle East and Africa;
- Asia Pacific (excluding China), which consists of Asia, New Zealand and Australia; and
- China.

Historical information presented in this Annual Report on Form 10-K relating to our geographic regions has been reclassified to conform to our current geographic presentation.

Volume Points by Geographic Region

A key non-financial measure we focus on is Volume Points on a Royalty Basis, or Volume Points, which is essentially our weighted unit measure of product sales volume. It is a useful measure that we rely on as it excludes the impact of foreign currency fluctuations and ignores the differences generated by varying retail pricing across geographic markets. The Volume Point measure, in the aggregate and in each region, can be a measure of our sales volume as well as of sales volume trends. In general, an increase in Volume Points in a particular geographic region or country indicates an increase in our sales volume which results in an increase in our local currency net sales; a decrease in Volume Points in a particular geographic region or country indicates a decrease in our sales volume, which results in decreasing local currency net sales.

	For the Year Ended December 31,					
	2009	2008	% Change	2008	2007	% Change
	(Volume points in millions)					
North America	779.9	750.4	3.9%	750.4	680.9	10.2%
Mexico	493.4	545.9	(9.6)%	545.9	593.2	(8.0)%
South & Central America	412.0	430.6	(4.3)%	430.6	415.9	3.5%
EMEA	466.4	497.1	(6.2)%	497.1	529.7	(6.2)%
Asia Pacific (excluding China)	570.7	438.7	30.1%	438.7	404.0	8.6%
China	115.3	115.9	(0.5)%	115.9	64.4	80.0%
Worldwide	2,837.7	2,778.6	2.1%	2,778.6	2,688.1	3.4%

Number of New Sales Leaders by Geographic Region during the Reporting Period

Another key non-financial measure on which we focus is the number of distributors qualified as new sales leaders under our compensation system. Excluding China, distributors qualify for sales leader status based on their Volume Points. The changes in the total number of sales leaders or changes in the productivity of sales leaders may cause Volume Points to increase or decrease. The fluctuation in the number of new sales leaders is a general indicator of the level of distributor recruitment.

	For the Year Ended December 31,					
	2009	2008	% Change	2008	2007	% Change
North America	38,248	43,517	(12.1)%	43,517	42,473	2.5%
Mexico	21,826	26,046	(16.2)%	26,046	32,845	(20.7)%
South & Central America	29,052	45,416	(36.0)%	45,416	47,371	(4.1)%
EMEA	21,722	27,132	(19.9)%	27,132	31,831	(14.8)%
Asia Pacific (excluding China)	51,912	40,905	26.9%	40,905	40,174	1.8%
Total New Sales Leaders	162,760	183,016	(11.1)%	183,016	194,694	(6.0)%
New China Sales Employees	23,003	26,262	(12.4)%	26,262	15,365	70.9%
Worldwide Total New Sales Leaders	185,763	209,278	(11.2)%	209,278	210,059	(0.4)%

Number of Sales Leaders and Retention Rates by Geographic Region as of Re-qualification Period

Our compensation system requires each sales leader to re-qualify for such status each year, prior to February, in order to maintain their 50% discount on product and be eligible to receive royalty payments. In February of each year, we demote from the rank of sales leader those distributors who did not satisfy the re-qualification requirements during the preceding twelve months. The re-qualification requirement does not apply to new sales leaders (i.e. those who became sales leaders subsequent to the January re-qualification of the prior year).

Sales Leaders Statistics (Excluding China)	2009	2008	2007
		(In thousands)	
January 1 total sales leaders	456.9	451.6	400.6
January & February new sales leaders	20.6	28.6	26.7
Demoted sales leaders (did not re-qualify)	(181.4)	(167.7)	(135.9)
Other sales leaders (resigned, etc)	(1.4)	(2.8)	(1.4)
End of February total sales leaders	294.7	309.7	290.0

The distributor statistics below further highlight the calculation for retention.

Sales Leaders Retention (Excluding China)	2009	2008	2007
		(In thousands)	
Sales leaders needed to re-qualify	304.0	284.0	236.2
Demoted sales leaders (did not re-qualify)	(181.4)	(167.7)	(135.9)
Total re-qualified	122.6	116.3	100.3
Retention rate	40.3%	41.0%	42.5%

The table below reflects the number of sales leaders as of February of the year indicated (subsequent to the annual re-qualification date) and sales leader retention rate by year and by region.

	Number of Sales Leaders			Sales Leaders Retention Rate		
	2009	2008	2007	2009	2008	2007
North America	63,726	64,383	54,314	42.2%	43.5%	43.1%
Mexico	50,099	60,685	61,781	45.2%	44.4%	55.1%
South & Central America	67,876	67,808	52,204	32.2%	34.7%	33.2%
EMEA	53,371	59,446	64,862	48.7%	46.6%	46.2%
Asia Pacific (excluding China)	59,631	57,355	56,871	35.1%	34.3%	35.0%
Total Sales leaders	294,703	309,677	290,032	40.3%	41.0%	42.5%
China Sales Employees	29,684	25,294	8,759			
Worldwide Total Sales Leaders	324,387	334,971	298,791			

The number of sales leaders by geographic region as of the quarterly reporting dates will normally be higher than the number of sales leaders by geographic region as of the re-qualification period because sales leaders who do not re-qualify during the relevant twelve-month period will be deleted from the rank of sales leader the following February. Since sales leaders purchase most of our products for resale to other distributors and consumers, comparisons of sales leader totals on a year-to-year basis are indicators of our recruitment and retention efforts in different geographic regions.

The value of the average monthly purchase of Herbalife products by our sales leaders has remained relatively constant over time. Consequently, increases in our sales are driven by our retention of sales leaders, our recruitment and retention of distributors and by our distributors' increased adoption of daily consumption business methods.

We provide distributors with products, support materials, training, special events and a competitive compensation program. If a distributor wants to pursue the Herbalife business opportunity, the distributor is responsible for growing his or her business and personally pays for the sales activities related to attracting new customers and recruiting distributors by hosting events such as Herbalife Opportunity Meetings or Success Training Seminars; by advertising Herbalife's products; by purchasing and using promotional materials such as t-shirts, buttons and caps; by utilizing and paying for direct mail and print material such as brochures, flyers, catalogs, business cards, posters and banners and telephone book listings; by purchasing inventory for sale or use as samples; and by training, mentoring and following up (in person or via the phone or internet) with customers and recruits on how to use Herbalife products and/or pursue the Herbalife business opportunity.

Presentation

"Retail sales" represent the gross sales amounts on our invoices to distributors before distributor allowances, as defined below, and *"net sales,"* which reflect distribution allowances and handling and freight income, represent what we collect and recognize as net sales in our financial statements. We discuss retail sales because of its fundamental role in our compensation systems, internal controls and operations, including its role as the basis upon which distributor discounts, royalties and bonuses are awarded. In addition, it is used as the basis for certain information included in daily and monthly reports reviewed by our management. However, such a measure is not in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. You should not consider retail sales in isolation from, nor as a substitute for, net sales and other consolidated income or cash flow statement data prepared in accordance with U.S. GAAP, or as a measure of profitability or liquidity. A reconciliation of net sales to retail sales is presented below under "Results of Operations." *"Product sales"* represent the actual product purchase price paid to us by our distributors, after giving effect to distributor discounts referred to as "distributor allowances," which approximate 50% of retail sales prices. Distributor allowances as a percentage of retail sales may vary by country depending upon regulatory restrictions that limit or otherwise restrict distributor allowances.

Our international operations have provided and will continue to provide a significant portion of our total net sales. As a result, total net sales will continue to be affected by changes in the U.S. dollar against foreign currencies. In order to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency fluctuations, we compare the percent change in the net sales from one period to another period in this Annual Report on Form 10K using *"net sales in local currency"* disclosure. Such net sales in local currency is not a U.S. generally accepted accounting principles, or GAAP, financial measure. Net sales in local currency removes from net sales in U.S. dollars the impact of changes in exchange rates between the U.S. dollar and the functional currencies of our foreign subsidiaries, by translating the current period net sales into U.S. dollars using the same foreign currency exchange rates that were used to translate the net sales for the previous period. We believe presenting net sales in local currency basis is useful to investors because it allows a more meaningful comparison of the net sales of our foreign operations from period to period. However, net sales in local currency measures should not be considered in isolation or as an alternative to net sales in U.S. dollars measures that reflect current period exchange rates, or to other financial measures calculated and presented in accordance with GAAP.

Our *"gross profit"* consists of net sales less *"cost of sales,"* which represents the prices we pay to our raw material suppliers and manufacturers of our products as well as costs related to product shipments, duties and tariffs, freight expenses relating to shipment of products to distributors and importers and similar expenses.

"Royalty overrides" are our most significant expense and consist of:

- royalty overrides and production bonuses which total approximately 15% and 7%, respectively, of the retail sales of weight management, targeted nutrition, energy, sports & fitness, Outer Nutrition and promotional products;
- the Mark Hughes bonus payable to some of our most senior distributors in the aggregate amount of up to 1% of retail sales of weight management, targeted nutrition, energy, sports & fitness and Outer Nutrition products; and
- other discretionary incentive cash bonuses to qualifying distributors.

Royalty overrides are generally earned based on retail sales and provide potential earnings to distributors of up to 23% of retail sales or approximately 33% of our net sales. Royalty overrides together with distributor allowances of up to 50% represent the potential earnings to distributors of up to approximately 73% of retail sales. The compensation to distributors is generally for the development, retention and improved productivity of their distributor sales organizations and is paid to several levels of distributors on each sale. Due to restrictions on direct selling in China, our full-time employed sales representatives in China are compensated with wages, bonuses and benefits and our licensed business providers in China are compensated with service fees instead of the distributor allowances and royalty overrides utilized in our traditional marketing program used in our other five regions. Because of local country regulatory constraints, we may be required to modify our typical distributor incentive plans as described above. Consequently, the total distributor discount percentage may vary over time. We also offer reduced distributor allowances and pay reduced royalty overrides with respect to certain products worldwide.

Our *"operating margins"* consist of net sales less cost of sales and royalty overrides.

"Selling, general and administrative expenses" represent our operating expenses, components of which include labor and benefits, sales events, professional fees, travel and entertainment, distributor marketing, occupancy costs, communication costs, bank fees, depreciation and amortization, foreign exchange gains and losses and other miscellaneous operating expenses.

Most of our sales to distributors outside the United States are made in the respective local currencies. In preparing our financial statements, we translate revenues into U.S. dollars using average exchange rates. Additionally, the majority of our purchases from our suppliers generally are made in U.S. dollars. Consequently, a strengthening of the U.S. dollar versus a foreign currency can have a negative impact on our reported sales and operating margins and can generate transaction losses on intercompany transactions. Throughout the last five years, foreign currency exchange rates have fluctuated significantly. From time to time, we enter into foreign exchange forward and option contracts to partially mitigate our foreign currency exchange risk as discussed in further detail in Item 7A — *Quantitative and Qualitative Disclosures about Market Risk.*

Summary Financial Results

Net sales for the year ended December 31, 2009 decreased 1.5% to $2,324.6 million as compared to $2,359.2 million in 2008. The decrease was primarily due to the unfavorable impact of currency fluctuations of $155.6 million. In local currency, net sales for the year ended December 31, 2009 increased 5.1%, as compared to the same period in 2008. For the year ended December 31, 2009, net sales in U.S. dollars in our top ten countries including the U.S., Brazil, Taiwan, China, Italy, South Korea, Venezuela and Malaysia increased 7.4%, 12.2%, 28.0%, 5.0%, 5.2%, 56.9%, 6.9% and 30.8%, respectively, as compared to the same period in 2008, while Mexico and Japan, decreased 25.3% and 14.5%, respectively, as compared to the same period in 2008. The increase in net sales in most of our top markets was mainly due to the successful conversions to daily consumption business models, branding activities and increased distributor recruiting. In Mexico, the negative impact of the Value Added Tax, or VAT, that has been levied by the Mexican government on the import and resale of certain nutrition products, which we began collecting from our distributors during the third quarter of 2008 contributed to the decline in net sales and distributor and sales leader recruiting. In Japan, lower net sales were mainly due to decline in distributor recruiting.

Net income for the year ended December 31, 2009 decreased 8.1% to $203.3 million, or $3.22 per diluted share, compared to $221.2 million, or $3.36 per diluted share, for the same period in 2008. The decrease was primarily driven by currency related revenue declines, higher cost of goods sold, depreciation expense, salaries and benefits, and advertising and promotion expense, partially offset by lower professional fees, sales event costs and interest expense and lower effective tax rate.

Net income for the year ended December 31, 2009 included a $12.2 million unfavorable after tax impact (net of $6.6 million tax benefit) related to incremental U.S. dollar cost of imports into Venezuela at the unfavorable parallel market exchange rate rather than the official currency exchange rate; a $0.9 million unfavorable after tax impact (net of $0.4 million tax benefit) in connection with our restructuring activities; and a $3.8 million net favorable impact to income taxes from the expiration of certain statute of limitations offset by a charge for an international income tax audit settlement. Net income for the year ended December 31, 2008 included a $4.8 million unfavorable after tax impact related to restructuring activities (net of $1.9 million tax benefit) and a $6.1 million valuation allowance on deferred tax asset for deferred interest.

Results of Operations

Our results of operations for the periods below are not necessarily indicative of results of operations for future periods, which depend upon numerous factors, including our ability to recruit new distributors and retain existing distributors, open new markets, further penetrate existing markets, introduce new products and programs that will help our distributors increase their retail efforts and develop niche market segments.

The following table sets forth selected results of our operations expressed as a percentage of net sales for the periods indicated.

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Operations:			
Net sales	100.0%	100.0%	100.0%
Cost of sales	21.2	19.4	20.4
Gross profit	78.8	80.6	79.6
Royalty overrides(1)	32.8	33.8	35.4
Selling, general and administrative expenses(1)	33.3	32.7	29.6
Operating income	12.7	14.1	14.6
Interest expense, net	0.2	0.6	0.5
Income before income taxes	12.5	13.5	14.1
Income taxes	3.8	4.1	5.2
Net income	8.7	9.4	8.9

(1) Compensation to our China sales employees and licensed business providers is included in selling, general and administrative expenses while distributor compensation for all other countries is included in royalty overrides.

Year ended December 31, 2009 compared to year ended December 31, 2008

Net Sales

The following chart reconciles retail sales to net sales:

Sales by Geographic Region

	Year Ended December 31,										
	2009					2008					
	Retail Sales	Distributor Allowance	Product Sales	Handling & Freight Income	Net Sales	Retail Sales	Distributor Allowance	Product Sales	Handling & Freight Income	Net Sales	Change in Net Sales
	(Dollars in millions)										
North America	$ 844.8	$ (403.1)	$ 441.7	$ 87.3	$ 529.0	$ 795.3	$ (379.2)	$ 416.1	$ 80.8	$ 496.9	6.5%
Mexico	431.5	(210.3)	221.2	41.8	263.0	584.3	(284.8)	299.5	52.7	352.2	(25.3)%
South & Central America	605.3	(291.9)	313.4	53.5	366.9	665.9	(332.9)	333.0	50.6	383.6	(4.4)%
EMEA	816.0	(394.2)	421.8	82.4	504.2	927.7	(449.1)	478.6	92.1	570.7	(11.7)%
Asia Pacific	825.3	(382.1)	443.2	66.0	509.2	678.1	(318.0)	360.1	50.7	410.8	24.0%
China	167.2	(14.9)	152.3	—	152.3	159.9	(14.9)	145.0	—	145.0	5.0%
Worldwide	$3,690.1	$(1,696.5)	$1,993.6	$331.0	$2,324.6	$3,811.2	$(1,778.9)	$2,032.3	$326.9	$2,359.2	(1.5)%

Changes in net sales are directly associated with the recruiting and retention of our distributor force, retailing of our products, the quality and completeness of our product offerings that the distributor force has to sell and the number of countries in which we operate. Management's role, both in-country and at the region and corporate level is to provide distributors with a competitive and broad product line, encourage strong teamwork and leadership among the Chairman's Club and President's Team distributors and offer leading edge business tools to make doing business with Herbalife simple. Management uses the distributor marketing program coupled with educational and motivational tools and promotions to incentivize distributors to increase recruiting, retention and retailing, which in turn affect net sales. Such tools include Company sponsored sales events such as Extravaganzas, Leadership Development Weekends and World Team Schools where large groups of distributors gather, thus allowing them to network with other distributors, learn recruiting, retention and retailing techniques from our leading distributors and become more familiar with how to market and sell our products and business opportunities. Accordingly, management believes that these development and motivation programs increase the productivity of the sales leader network. The expenses for such programs are included in selling, general and administrative expenses. Sales are driven by several factors, including the number and productivity of distributors and sales leaders who continually build, educate and motivate their respective distribution and sales organizations. We also use event and non-event product promotions to motivate distributors to increase recruiting, retention and retailing activities. These promotions have prizes ranging from qualifying for events to product prizes and vacations. The costs of these promotions are included in selling, general and administrative expenses.

The factors described above have helped distributors increase their business, which in turn helps drive volume points in our business, and thus, net sales. The discussion below of net sales by geographic region further details some of the specific drivers of growth of our business and causes of sales reductions during the year ended December 31, 2009, as well as the unique growth or contraction factors specific to certain geographic regions or major countries. We believe that the correct business foundation, coupled with ongoing training and promotional initiatives, is required to increase recruiting and retention of distributors and retailing of our products. This correct business foundation includes strong country management that works closely with the distributor leadership, actively engaged and unified distributor leadership, a broad product line that appeals to local consumer needs, a favorable regulatory environment, a scalable and stable technology platform and an attractive distributor marketing plan. Initiatives, such as Success Training Seminars, Leadership Development Weekends, Promotional Events and regional Extravaganzas are integral components of developing a highly motivated and educated distributor sales organization that will work toward increasing the recruitment and retention of distributors.

We anticipate that our strategy will continue to include creating and maintaining growth within existing markets, while expanding into new markets. In addition, new ideas and Daily Method of Operations, or DMOs, are being generated in many of our regional markets and are globalized where applicable, through the combined efforts of distributors, country management or regional and corporate management. Examples of DMOs include the Club concept in Mexico, Premium Herbalife Opportunity Meetings in Korea, the Healthy Breakfast concept in Russia, and the Internet/Sampling and Weight Loss Challenge in the U.S. Management's strategy is to review the applicability of expanding successful country initiatives throughout a region, and where appropriate, financially support the globalization of these initiatives.

North America

The North America region reported net sales of $529.0 million for the year ended December 31, 2009. Net sales increased $32.1 million, or 6.5%, for the year ended December 31, 2009 as compared to the same period in 2008. In local currency, net sales increased 6.7% for the year ended December 31, 2009 as compared to the same period in 2008. The overall increase in the region was a result of net sales growth in the U.S. of $35.3 million, or 7.4%, as compared to the same period in 2008.

We continue to see the success of our distributors converting their business focus toward a daily consumption business model, especially the Nutrition Club DMO, and its extension into Commercial Clubs and Central Clubs, along with the continued development of the Weight Loss Challenge DMO. We also implemented a 5% price increase in the U.S. in February 2009. In terms of volume, the mix of business in the U.S. was 67% in the U.S. Latin market and 33% in the General market for the year ended December 31, 2009.

In October 2009, the region hosted a U.S. Latin market and General market Extravaganzas in Atlanta, GA. More than 14,000 distributors attended with 11,800 attending the U.S. Latin market event and 2,800 attending the General market event. Also, during 2009, the region hosted different events including a "Why Herbalife, Why Now?" tour, a series of Leadership Development Weekends, a Nutrition Club tour and a Recruiting tour. In total more than 30,000 distributors attended these events.

New sales leaders in the region decreased 12.1% for the year ended December 31, 2009, as compared to the same period in 2008. Total sales leaders in the region decreased 2.2% as of December 31, 2009 compared to December 31, 2008. New sales leaders in the U.S. decreased 11.7% for the year ended December 31, 2009, as compared to the same period in 2008.

We believe the fiscal year 2010 net sales in North America should increase year over year primarily as a result of the continuing transformation of our distributor business focus to a daily consumption model. We expect a majority of the growth to come from the U.S. Latin market.

Mexico

The Mexico region reported net sales of $263.0 million for the year ended December 31, 2009. Net sales for the year ended December 31, 2009, decreased $89.2 million, or 25.3%, as compared to the same period in 2008. In local currency, net sales for the year ended December 31, 2009 decreased 8.9% as compared to the same period in 2008. The fluctuation of foreign currency rates had an unfavorable impact of $57.7 million on net sales for the year ended December 31, 2009.

Net sales comparisons for 2009 versus 2008 were negatively impacted by the collection of a VAT from our distributors that has been levied by the Mexican government on the import and resale of certain nutrition products. We began charging the VAT to distributors in the third quarter of 2008. Distributors previously paid 0% VAT on purchases of most of our nutrition products. Because Nutrition Clubs are the predominant DMO in Mexico, and are retail price-sensitive, the VAT increase has caused our volumes to decline. For the year ended December 31, 2008, this VAT increase affected approximately 58% of our sales volume in the region. For the first three quarters of 2009 this VAT increase affected approximately 58% of sales volume but for the fourth quarter of 2009, this VAT increase affected only approximately 20% of our sales volume. The reduced impact in the fourth quarter was due to the introduction in October 2009 of several re-formulated nutrition products which are not subject to the VAT charge that replaced our existing products that were subject to the VAT. Through the third quarter, net sales in local currency were 12.7% lower in 2009 on a year-to-date basis as compared to 2008. In the fourth quarter, local currency net sales increased 8.2% compared to the same period in 2008 and increased 1.2% sequentially compared to the third quarter of 2009. We believe that having these products available for sale without the VAT charge has been a positive boost for our Nutrition Club business and has contributed to the favorable sales results in the fourth quarter of 2009.

New sales leaders in Mexico decreased 16.2% for the year ended December 31, 2009, as compared to the same period in 2008. Total sales leaders in Mexico decreased 14.1% as of December 31, 2009, compared to December 31, 2008.

In September 2009, Mexico hosted an Extravaganza with over 14,600 attendees. In addition, during 2009, Mexico also hosted a motivational Global Expansion Team/Millionaire Team Retreat and Active Sales Leader schools. Total combined attendance at these two events was over 4,000 distributors.

We believe the fiscal year 2010 net sales in Mexico should increase year over year due to the reformulated products which are now being sold without the VAT charge as well as the assumption of a slightly favorable currency.

South and Central America

The South and Central America region reported net sales of $366.9 million for the year ended December 31, 2009. Net sales decreased $16.7 million or 4.4%, for the year ended December 31, 2009, as compared to the same period in 2008. In local currency, net sales were relatively flat for the year ended December 31, 2009, as compared to the same period in 2008. The fluctuation of foreign currency rates had a $17.3 million unfavorable impact on net sales for the year ended December 31, 2009. The increase in local currency net sales in the region for the year ended December 31, 2009 was attributable to sales growth in Brazil and Venezuela as well as a full year of sales in Ecuador which was opened in the fourth quarter of 2008. Offsetting these increases were sales declines in Peru, Argentina, Bolivia, Chile, and Colombia.

In Brazil, the region's largest market, net sales increased $18.5 million, or 12.2%, for the year ended December 31, 2009, as compared to the same period in 2008. In local currency, net sales increased 20.4% for the year ended December 31, 2009, as compared to the same period in 2008. The increase in local currency net sales was primarily a result of distributors successfully transforming this market into a more balanced mix of recruiting, retailing and retention via the Nutrition Club and other daily consumption based DMOs. The fluctuation of foreign currency rates had a $12.5 million unfavorable impact on net sales for the year ended December 31, 2009.

Venezuela, the region's second largest market, experienced a net sales increase of $5.5 million, or 6.9%, for the year ended December 31, 2009, as compared to the same period in 2008. The increase in sales for the year ended December 31, 2009, compared to 2008 primarily reflected lower sales in the prior year due to the cumulative effect from price increases of 20% and 25% in January and May 2008, respectively. In October 2008, we instituted changes in non-resident distributor compensation to address currency controls imposed by the Venezuelan government. Also, in June 2009 we instituted a 10% price increase along with further changes in non-resident distributor compensation to adjust for inflation and currency issues. Sales increased sequentially from the third to the fourth quarter of 2009 by 14.9%. We expect to make ongoing changes, as necessary, in pricing in Venezuela to mitigate the impact of inflation, currency devaluations, and currency restrictions.

New sales leaders in the region decreased 36.0% for the year ended December 31, 2009, as compared to the same period in 2008. The decrease was driven by a decline in new sales leaders in several markets including Argentina which decreased 72.8% for the year ended December 31, 2009, as compared to the same period in 2008; Peru, which decreased 61.0% for the year ended December 31, 2009, as compared to the same period in 2008; and Bolivia, which decreased 66.6% for the year ended December 31, 2009, as compared to the same period in 2008. Total sales leaders in the region decreased 14.4% as of December 31, 2009 compared to December 31, 2008. We believe these decreases reflect current economic conditions coupled with the transition, in several markets, to DMOs which focus on daily consumption.

We believe the fiscal year 2010 net sales in South and Central America should be relatively flat year over year. This assumes the negative impact of remeasuring Venezuela's local sales at the parallel market exchange rate during fiscal year 2010, under high inflationary accounting rules, which is 63% less favorable than the official exchange rate that was used to translate Venezuela's local sales in 2009. We expect the decrease in Venezuela net sales to be largely offset by slightly higher volume in other countries, price increases throughout the region, and a more favorable currency environment than in 2009.

EMEA

The EMEA region reported net sales of $504.2 million for the year ended December 31, 2009. Net sales decreased $66.5 million, or 11.7%, for the year ended December 31, 2009, as compared to the same period in 2008. In local currency, net sales decreased 3.7% for the year ended December 31, 2009, as compared to the same period in 2008. The fluctuation of foreign currency rates had an unfavorable impact on net sales of $45.5 million for the year ended December 31, 2009.

Among the largest markets in the region, Italy, France and Spain, net sales increased 5.2%, and decreased 24.3% and 29.1%, respectively, for the year ended December 31, 2009, as compared to the same period in 2008. In local currency, Italy reported a net sales increase of 11.3% while France and Spain reported net sales decreases of 19.3% and 25.0%, respectively, for the year ended December 31, 2009, as compared to the same period in 2008.

In Spain, we are beginning to see an improvement resulting from the withdrawal of the Spanish Ministry of Health alert regarding Herbalife products. This alert was withdrawn in April 2009 requiring no action by the Company. Although Spain local currency net sales were down 25.0% for the full year 2009 compared to 2008, local currency net sales in the fourth quarter of 2009 were 1.9% higher as compared to the same period in 2008. In Russia, net sales decreased by 15.2% for the year ended December 31, 2009, as compared to the same period in 2008. In local currency, however, net sales increased by 8.2% for the year ended December 31, 2009, as compared to the same period in 2008. The increase in local currency net sales was primarily driven by the adoption of the Office Club concept where all DMOs are carried out from a combined Office and Commercial Nutrition Club location. Net sales in the Netherlands decreased 7.5% for the year ended December 31, 2009, as compared to the same period in 2008. In local currency, however, net sales decreased only 2.0% for the year ended December 31, 2009, as compared to the prior year period reflecting a re-activated distributor base that is utilizing the Wellness Evaluation and Healthy Breakfast DMOs. Net sales in Portugal decreased 43.7% for the year ended December 31, 2009, as compared to the same period in 2008. However, in local currency, Portugal net sales declined 40.6% for the year ended December 31, 2009, as it continues to transition towards a daily consumption model. We are beginning to see some improvement in Portugal as local currency net sales for the fourth quarter of 2009 were down only 6.9% compared to the same period in 2008.

For the year ended December 31, 2009, new sales leaders for the region decreased 19.9%. For the year ended December 31, 2009, the most significant decreases occurred in Spain, Portugal, France, and the Commonwealth of Independent States of Russia, or CIS countries, of 53.0%, 65.7%, 38.7% and 33.6%, respectively. These declines were partially offset by increases in Italy, Czech Republic, and Turkey where new sales leaders increased 5.1%, 57.1%, and 12.5%, respectively. Total sales leaders in the region decreased 12.5% as of December 31, 2009 compared to December 31, 2008.

In July 2009, EMEA held three regional Extravaganzas in Russia, Italy, and the Czech Republic with approximate attendance of 2,400, 7,600, and 7,800, respectively. In October 2009, South Africa held an Extravaganza with approximately 1,200 attendees.

We believe fiscal year 2010 net sales in EMEA should show an increase year over year due primarily to higher volume and selected price increases.

Asia Pacific

The Asia Pacific region, which excludes China, reported net sales of $509.2 million for the year ended December 31, 2009. Net sales increased $98.4 million, or 24.0%, for the year ended December 31, 2009, as compared to the same period in 2008. In local currency, net sales increased 32.7% for the year ended December 31, 2009, as compared to the same period in 2008. The fluctuation of foreign currency rates had an unfavorable impact of $36.0 million on net sales for the year ended December 31, 2009. The increase in net sales in Asia Pacific for the year ended December 31, 2009, was primarily attributable to net sales increases in three of our largest markets in the region, Taiwan, South Korea and Malaysia, partially offset by a decrease in Japan. The increase in net sales in India, one of our emerging markets, also contributed to the increase in net sales in the region.

Net sales in Taiwan, our largest market in the region, increased $36.1 million, or 28.0%, for the year ended December 31, 2009, as compared to the same period in 2008. In local currency, net sales increased 34.3% for the year ended December 31, 2009, as compared to the same period in 2008. Adoption of the Nutrition Club DMO, in the form of Commercial Clubs, continues to be a positive catalyst for growth in this country. The fluctuation of foreign currency rates had an unfavorable impact on net sales of $8.1 million for the year ended December 31, 2009, as compared to the same period in 2008.

Net sales in South Korea, our second largest market in the region, increased $41.7 million, or 56.9%, for the year ended December 31, 2009, as compared to the same period in 2008. In local currency, net sales increased 77.2% for the year ended December 31, 2009, as compared to the same period in 2008. The increase in local currency net sales for the year ended December 31, 2009 was primarily driven by the adoption of the Nutrition Club DMO, in the form of Commercial Clubs along with the Premium Herbalife Opportunity Meeting. The fluctuation of foreign currency rates had an unfavorable impact on net sales of $14.8 million for the year ended December 31, 2009, as compared to the same period in 2008.

Net sales in Japan, our third largest market in the region, decreased $9.7 million, or 14.5%, for the year ended December 31, 2009, as compared to the same period in 2008. In local currency, net sales decreased 10.6% for the year ended December 31, 2009, as compared to the same period in 2008. The decrease in local currency net sales for the year ended December 31, 2009, was driven by a continuing decline in distributor recruiting. The fluctuation of foreign currency rates had an unfavorable impact on net sales of $2.6 million for the year ended December 31, 2009, as compared to the same period in 2008.

Net sales in Malaysia, our fourth largest market in the region, increased $12.0 million, or 30.8%, for the year ended December 31, 2009, as compared to the same period in 2008, reflecting the continued success of the Road Show DMO, which has generated positive distributor momentum and increased recruiting. In local currency, net sales increased 39.2% for the year ended December 31, 2009, as compared to the same period in 2008. The fluctuation of foreign currency rates had an unfavorable impact on net sales of $3.3 million for the year ended December 31, 2009, as compared to the same period in 2008.

Net sales in India increased $12.8 million, or 97.7%, for the year ended December 31, 2009, as compared to the same period in 2008. In local currency, net sales increased 117.8% for the year ended December 31, 2009, as compared to the same period in 2008. The increase in local currency net sales for the year ended December 31, 2009, was driven by the adoption of the Nutrition Club DMO. The number of clubs at December 31, 2009 was 555 compared to 100 at December 31, 2008. The fluctuation of foreign currency rates had an unfavorable impact on net sales of $2.6 million for the year ended December 31, 2009, as compared to the same period in 2008.

In June, Korea hosted a regional Extravaganza with approximately 13,800 attendees. In September, Taiwan hosted an Asia-Pacific regional University with attendance of approximately 11,000 distributors.

New sales leaders in the region increased 26.9% for the year ended December 31, 2009, as compared to the same period in 2008. New sales leaders for India, Korea and Taiwan increased 112.4%, 71.8% and 19.8%, respectively, for the year ended December 31, 2009 compared to the same period in 2008. These increases were offset by declines in Japan and Philippines of 57.0% and 10.5%, respectively, for the year ended December 31, 2009 compared to the same period in 2008. Total sales leaders in the region increased 15.0% as of December 31, 2009 compared to December 31, 2008.

We believe the fiscal year 2010 net sales in Asia Pacific should increase year over year due primarily to higher volume in existing markets as well as the full year impact of Vietnam (which was opened during the fourth quarter of 2009).

China

Net sales in China were $152.3 million for the year ended December 31, 2009. Net sales increased $7.3 million, or 5.0%, for the year ended December 31, 2009, as compared to the same period in 2008. In local currency, net sales increased 3.6% for the year ended December 31, 2009, as compared to the same period in 2008. The fluctuation of foreign currency rates had a favorable impact of $2.1 million on net sales for the year ended December 31, 2009.

The current focus in China is to expand the Nutrition Club DMO to enhance the retail focus and thereby increase the emphasis on daily consumption methods of operation. As experienced in other markets, such as Brazil, which have gone through a similar transition, China has been experiencing a slow-down in sales growth as service providers begin to build their nutrition club business. We believe that the nutrition club concept is starting to gain traction as witnessed by the growth in clubs over the past year. While we believe the nutrition club DMO has tremendous potential to expand throughout China and achieve success similar to Taiwan and South Korea, we also realize that the process is still in its early development stage and will most likely build gradually over the next few years.

In early July 2009, China's Ministry of Commerce granted five additional licenses for us to conduct direct-selling business in the provinces of Fujian, Shan'Xi, Sichuan, Hubei, and Shanghai. All licenses became effective immediately, except Shanghai, which will be activated after we open our service outlets. Additionally, our license for Beijing, which was granted in July 2008 with the same condition as noted above for Shanghai, is now active. We received our first direct-selling license in China in March 2007 for the cities of Suzhou and Nanjing in the Jiangsu province. An additional license was granted in July of the same year to conduct business throughout the entire Jiangsu province. In July 2008, we received five additional licenses for the provinces of Beijing, Guangdong, Shandong, Zhejiang and Guizhou. The 11 provinces in which we now have direct-selling licenses represent an addressable population of approximately 599 million. As of December 31, 2009, we are operating 75 retail stores in 30 provinces in China.

New sales employees in China decreased 12.4% for the year ended December 31, 2009, as compared to the same period in 2008. Total sales employees in China increased 2.7% as of December 31, 2009 compared to December 31, 2008.

We believe the fiscal year 2010 net sales in China should increase year over year, primarily as a result of higher volume due to continued adoption and expansion of nutrition clubs.

Sales by Product Category

	Year Ended December 31,										
	2009					2008					
	Retail Sales	Distributor Allowance	Product Sales	Handling & Freight Income	Net Sales	Retail Sales	Distributor Allowance	Product Sales	Handling & Freight Income	Net Sales	% Change in Net Sales
	(Dollars in millions)										
Weight Management	$2,392.2	$(1,142.0)	$1,250.2	$214.6	$1,464.8	$2,469.9	$(1,196.8)	$1,273.1	$211.9	$1,485.0	(1.4)%
Targeted Nutrition	806.3	(384.9)	421.4	72.3	493.7	818.0	(396.4)	421.6	70.2	491.8	0.4%
Energy, Sports and Fitness	161.2	(77.0)	84.2	14.5	98.7	165.6	(80.2)	85.4	14.2	99.6	(0.9)%
Outer Nutrition	209.6	(100.1)	109.5	18.8	128.3	243.8	(118.1)	125.7	20.9	146.6	(12.5)%
Literature, Promotional and Other	120.8	7.5	128.3	10.8	139.1	113.9	12.6	126.5	9.7	136.2	2.1%
Total	$3,690.1	$(1,696.5)	$1,993.6	$331.0	$2,324.6	$3,811.2	$(1,778.9)	$2,032.3	$326.9	$2,359.2	(1.5)%

Net sales for Weight Management, Energy, Sports and Fitness and Outer Nutrition products decreased for the year ended December 31, 2009, as compared to the same period in 2008, partially offset by an increase in Targeted Nutrition and Literature, Promotional and Other product category for the year ended December 31, 2009, as compared to the same period in 2008, mainly due to the factors described in the above discussions of the individual geographic regions. In addition, net sales for Outer Nutrition decreased in part due to the distributor focus on DMOs that are centered towards Weight Management products.

Gross Profit

Gross profit was $1,831.4 million for the year ended December 31, 2009, as compared to $1,900.8 million for the same period in 2008. As a percentage of net sales, gross profit for the year ended December 31, 2009 decreased to 78.8%, as compared to 80.6% for the same period in 2008. The decrease was primarily due to the unfavorable impact from currency fluctuations, changes in country mix, and the unfavorable impact during 2009 of recognizing $18.8 million incremental U.S. dollar cost of imports into Venezuela at the unfavorable parallel market exchange rate rather than the official currency exchange rate. Our gross profit is expected to continue to be negatively impacted in future periods as our Bolivar net sales will be remeasured to U.S. dollars at the less favorable parallel market exchange rate under highly inflationary accounting rules, based on the Company's current specific facts and circumstances. See *Liquidity and Capital Resources — Working Capital and Operating Activities* in this section for further discussion on currency exchange rate issues in Venezuela. We believe that we have the ability to partially mitigate certain of these cost pressures through improved optimization of our supply chain coupled with select increases in the retail prices of our products.

Royalty Overrides

Royalty overrides as a percentage of net sales was 32.8% for the year ended December 31, 2009, as compared to 33.8% for the same period in 2008. The decrease for the year ended December 31, 2009, was primarily due to changes in country mix and the increase in net sales in China where compensation to our full-time sales employees and licensed business providers is included in selling, general and administrative expenses as opposed to royalty overrides where it is included for all other distributors under our worldwide marketing plan. Generally, this ratio varies slightly from period to period due to changes in the mix of products and countries because full royalty overrides are not paid on certain products and in certain countries. We anticipate fluctuations in royalty overrides as a percent of net sales reflecting the growth prospect of our China business relative to that of our worldwide business.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of net sales was 33.3% for the year ended December 31, 2009, as compared to 32.7% for the same period in 2008.

For the year ended December 31, 2009, selling, general and administrative expenses increased $2.1 million to $773.9 million compared to the same period in 2008. The increase for the year ended December 31, 2009 included $7.6 million in higher salaries and benefits, primarily related to China sales employees and licensed business providers; and $13.8 million in higher depreciation and amortization expenses, related to the development of our technology infrastructure and the expansion and relocation of certain operations to new facilities. These increases were offset by $6.9 million in lower professional fees; $5.5 million in lower advertising, promotion costs and distributor sales events primarily reflecting currency fluctuations and location of events; $2.6 million in lower bad debt expense; $2.6 million in lower litigation costs; and $1.4 million in lower occupancy costs.

We expect 2010 selling, general and administrative expenses to increase in absolute dollars over 2009 levels reflecting higher China sales employee costs, increased depreciation, primarily related to our global Oracle implementation, and various sales growth initiatives, including distributor promotions. As a result of these factors, selling, general and administrative expenses as a percentage of net sales are expected to be above 2009 levels. Excluding China sales employee costs, we expect selling, general and administrative expenses as a percentage of net sales to be approximately equal to 2009 levels.

Net Interest Expense

Net interest expense is as follows:

Net Interest Expense	Year Ended December 31, 2009	Year Ended December 31, 2008
	(Dollars in millions)	
Interest expense	9.6	20.1
Interest income	(4.5)	(6.9)
Total Net Interest Expense	$ 5.1	$13.2

The decrease in interest expense for the year ended December 31, 2009 as compared to the same period in 2008 was primarily due to lower interest rates and lower average debt balance in 2009 as compared to 2008. See *"Liquidity and Capital Resources"* in this section for further discussion on our senior secured credit facility.

Income Taxes

Income taxes were $87.6 million for the year ended December 31, 2009, as compared to $97.8 for the same period in 2008. As a percentage of pre-tax income, the effective income tax rate was 30.1% for the year ended December 31, 2009, as compared to 30.7% for the same period in 2008. The decrease in the effective tax rate for the year ended December 31, 2009, as compared to the same period in 2008, was primarily due to a change in the operating effective rate reflecting changes in the country mix, and a non-cash benefit of $4.9 million due to the expiration of certain statute of limitations, partially offset by a charge for an international income tax audit settlement of $1.1 million.

Restructuring Costs

As part of our restructurings, we recorded $1.3 million and $6.7 million of professional fees, severance and related costs for the year ended December 31, 2009 and 2008, respectively. All such amounts were included in selling, general and administrative expenses.

Year ended December 31, 2008 compared to year ended December 31, 2007

The discussion below for the years ended December 31, 2008 and 2007 have been revised from how it was previously disclosed to conform it to the December 31, 2009 presentation in connection with the restructuring of our geographic regions during the first quarter of 2009, in which we designated Mexico as a separate region and combined South America and Central America into one region.

The following chart reconciles retail sales to net sales:

Sales by Geographic Region

	Year Ended December 31,										
	2008					2007					
	Retail Sales	Distributor Allowance	Product Sales	Handling & Freight Income	Net Sales	Retail Sales	Distributor Allowance	Product Sales	Handling & Freight Income	Net Sales	Change in Net Sales
	(Dollars in millions)										
North America	$ 795.3	$ (379.2)	$ 416.1	$ 80.8	$ 496.9	$ 708.8	$ (338.3)	$ 370.5	$ 68.2	$ 438.7	13.3%
Mexico	584.3	(284.8)	299.5	52.7	352.2	623.9	(303.8)	320.1	50.7	370.8	(5.0)%
South & Central America	665.9	(332.9)	333.0	50.6	383.6	546.6	(271.3)	275.3	38.6	313.9	22.2%
EMEA	927.7	(449.1)	478.6	92.1	570.7	924.0	(445.5)	478.5	89.2	567.7	0.5%
Asia Pacific	678.1	(318.0)	360.1	50.7	410.8	625.1	(293.1)	332.0	46.7	378.7	8.5%
China	159.9	(14.9)	145.0	—	145.0	82.6	(6.6)	76.0	—	76.0	90.8%
Worldwide	$3,811.2	$(1,778.9)	$2,032.3	$326.9	$2,359.2	$3,511.0	$(1,658.6)	$1,852.4	$293.4	$2,145.8	9.9%

North America

The North America region reported net sales of $496.9 million for the year ended December 31, 2008. Net sales increased $58.2 million, or 13.3%, for the year ended December 31, 2008, as compared to 2007. In local currency, net sales increased by 13.2% for the year ended December 31, 2008, as compared to 2007. The overall increase was a result of net sales growth in the U.S. of $58.6 million, or 14.0%, for the year ended December 31, 2008, as compared to 2007.

The increase in net sales in North America was primarily due to the continued success of our distributors converting their business focus toward a daily consumption business model, especially the Nutrition Club DMO, and its extension into Commercial Clubs and Central Clubs, along with the recent development of the Weight Loss Challenge DMO. In terms of volume, the mix of business in the U.S. was 64% U.S. Latin market and 36% General market for the year ended December 31, 2008.

In October 2008, the region hosted an Extravaganza in Los Angeles that was attended by over 13,000 distributors.

New sales leaders in the region increased 2.5% for the year ended December 31, 2008, as compared to the same period in 2007. Total sales leaders in the region increased 10.1%. New sales leader growth in the United States was 2.9% for the year ended December 31, 2008, as compared to the same period in 2007.

Mexico

The Mexico region reported net sales of $352.2 million for the year ended December 31, 2008. Net sales for the year ended December 31, 2008 decreased $18.6 million, or 5.0%, as compared to 2007. In local currency, net sales for the year ended December 31, 2008 decreased by 4.7%, as compared to 2007. The fluctuation of foreign currency rates had an unfavorable impact of $1.1 million on net sales for the year ended December 31, 2008.

During the third quarter of 2008 we began collecting a Value Added Tax, or VAT, from our distributors that has been levied by the Mexican government on the import and resale of certain products. Distributors previously paid 0% VAT on purchases of most of our products. This VAT increase impacted approximately 58% of our volume in the Mexican market and because the predominant DMO in Mexico is retail price-sensitive it has caused our volumes to decline.

New sales leaders in Mexico decreased 20.7% for the year ended December 31, 2008, as compared to the same period in 2007. Total sales leader growth in the region decreased 10.7%.

In July 2008, the region hosted an Extravaganza in Mexico City that was attended by over 15,000 distributors.

South and Central America

The South and Central America region reported net sales of $383.6 million for the year ended December 31, 2008. Net sales increased $69.7 million or 22.2% for the year ended December 31, 2008, as compared to 2007. In local currency, net sales increased 18.1% for the year ended December 31, 2008, as compared to the same period in 2007. The fluctuation of foreign currency rates had a $12.9 million favorable impact on net sales for the year ended December 31, 2008. The increase in net sales in the region was attributable to net sales increases in Venezuela, Peru and Brazil, and partially offset by a decline in Argentina.

In Brazil, the region's largest market, net sales increased $18.8 million, or 14.1%, for the year ended December 31, 2008, as compared to the same period in 2007. The increase in net sales was a result of successfully transforming this market into a more balanced mix of recruiting, retailing and retention via the Nutrition Club DMO. In addition, the timing of the 2008 Extravaganza, which was held in July 2008 versus December 2007, created positive distributor momentum. Favorable foreign currency fluctuations of $9.0 million also contributed to the increase in net sales for the year ended December 31, 2008.

Venezuela, the region's second largest market, experienced net sales increase of $27.7 million or 53.2%, for the year ended December 31, 2008 as compared to the same period in 2007; however, volumes slowed in the second half of the year as a result of price increases of 20% and 25% in January and May 2008, respectively.

In addition to the Extravaganza held in Brazil, in February 2008, the South and Central America region also hosted Extravaganza events in Argentina and Venezuela with over 20,000 distributors in attendance.

New sales leaders in the region decreased 4.1% for the year ended December 31, 2008, as compared to the same period in 2007. For the year ended December 31, 2008, the decrease was driven by declines in Argentina, Colombia and Brazil of 46.8%, 25.2% and 7.4%, respectively, as compared to the same period in 2007. These declines were offset by increases in new sales leader growth in Bolivia and Peru which increased 52.1% and 23.3%, respectively, for the year ended December 31, 2008 as compared to the same period in 2007. Total sales leader growth in the region increased 15.2%.

EMEA

The EMEA region reported net sales of $570.7 million for the year ended December 31, 2008. Net sales increased $3.0 million, or 0.5%, for the year ended December 31, 2008, as compared to 2007. In local currency, net sales decreased 4.9% for the year ended December 31, 2008, as compared to 2007. The fluctuation of foreign currency rates had a favorable impact on net sales of $30.7 million for the year ended December 31, 2008.

Among the largest markets in the region, Italy and France reported net sales increases of 18.6% and 15.0%, respectively, while Spain reported a net sales decrease of 14.0%, in each case for the year ended December 31, 2008, as compared to the same period in 2007. The increase in net sales for Italy and France was driven by growth in Total Plan, Wellness Evaluations and Healthy Breakfast DMOs. The decrease in net sales for Spain reflects the impact of negative media reports in April 2008 relating to the Spanish Ministry of Health issuing a press release regarding their on-going inquiry into the products that we sell in Spain. Net sales increased in Russia by 37.9% for the year ended December 31, 2008, as compared to the same period in 2007 primarily driven by adoption of the Nutrition Club concept in the form of a Breakfast Club DMO. Net sales in the Netherlands increased 2.4% for the year ended December 31, 2008, as compared to the same period in 2007 and reflect a re-activated distributor base that is utilizing the Wellness Evaluation and Healthy Breakfast DMOs. These increases were offset by declines in Germany and Portugal. Germany net sales declined 22.0% for the year ended December 31, 2008, as compared to the same period in 2007, as it transitions to daily consumption models including Nutrition Clubs and Wellness Evaluations. Portugal net sales declined 47.7% for the year ended December 31, 2008, as compared to the same period in 2007, due to weaker recruiting efforts as this market, similar to Brazil in 2006, transitions toward daily consumption methods.

For the year ended December 31, 2008, new sales leaders for the region decreased 14.8%, with declines in Portugal, Germany and Spain of 69.3%, 49.8% and 29.9%, respectively. These declines were offset by increases in Russia, France and Italy, where new sales leaders increased 43.9%, 14.7% and 13.4%, respectively, for the year ended December 31, 2008. Total sales leader growth in the region decreased 10.6%.

In June 2008, the EMEA region hosted an Extravaganza event in Barcelona that had over 16,000 distributors in attendance.

Asia Pacific

The Asia Pacific region, which excludes China, reported net sales of $410.8 million for the year ended December 31, 2008. Net sales increased $32.1 million, or 8.5%, for the year ended December 31, 2008, as compared to the same period in 2007. In local currency, net sales increased 9.1% for the year ended December 31, 2008, as compared to same period in 2007. The fluctuation of foreign currency rates had an unfavorable impact of $2.3 million on net sales for the year ended December 31, 2008. The increase in net sales in Asia Pacific was primarily attributable to increases in three of our largest markets in the region, Taiwan, South Korea and Malaysia, partially offset by a decrease in Japan.

Net sales in Taiwan, our largest market in the region, increased $18.0 million, or 16.2%, for the year ended December 31, 2008, as compared to the same period in 2007. Adoption of the Nutrition Club DMO, in the form of Commercial Clubs, has been a positive catalyst for growth in this country.

Net sales in South Korea, our second largest market in the region, increased $7.5 million, or 11.5%, for the year ended December 31, 2008 as compared to the same period in 2007, driven by branding activities and the adoption of the Nutrition Club DMO, in the form of Commercial Clubs.

Net sales in Japan, our third largest market in the region, decreased $7.7 million, or 10.3%, for the year ended December 31, 2008, as compared to the same period in 2007, driven by a decline in distributor recruiting.

Net sales in Malaysia, our fourth largest market in the region, increased $15.9 million, or 68.9%, for the year ended December 31, 2008, as compared to the same period in 2007, reflecting positive distributor momentum and increased recruiting.

In March 2008, Herbalife hosted its annual global Herbalife Honors event in Singapore, where President Team members from around the world met and shared best practices and Herbalife management awarded the Mark Hughes bonus to certain distributors. In addition, in July 2008, we hosted a regional Extravaganza in Bangkok with attendance of approximately 18,000 distributors.

New sales leaders in the region increased 1.8% for the year ended December 31, 2008, as compared to the same period in 2007. New sales leaders for Malaysia, Korea and Taiwan increased 55.6%, 28.5% and 8.0%, respectively, for the year ended December 31, 2008. These increases were offset by declines in Japan and Thailand of 42.7% and 30.9%, respectively, for the year ended December 31, 2008. Total sales leader growth in the region increased 1.5%.

China

Net sales in China were $145.0 million for the year ended December 31, 2008. Net sales increased $69.0 million, or 90.8%, for year ended December 31, 2008, compared to the same period in 2007. In local currency, net sales increased 74.3% for the year ended December 31, 2008, as compared to same period in 2007. The fluctuation of foreign currency rates had a favorable impact of $12.6 million on net sales for the year ended December 31, 2008.

As of December 31, 2008, we had 84 stores in China across 30 provinces. Additionally, during the third quarter of 2008 we received approval for five additional direct selling licenses in the provinces of Beijing, Guangdong, Shandong, Zhejiang (excluding Ningbo) and Guizhou. In Beijing, our direct selling license will permit us to sell away from fixed retail locations once our Beijing outlet is inspected and confirmed by the relevant authority.

New sales employees in China increased 70.9% for the year ended December 31, 2008, as compared to the same period in 2007. Total sales employees in China increased 116.4%.

Sales by Product Category

	Year Ended December 31,										
	2008					2007					
	Retail Sales	Distributor Allowance	Product Sales	Handling & Freight Income	Net Sales	Retail Sales	Distributor Allowance	Product Sales	Handling & Freight Income	Net Sales	% Change in Net Sales
	(Dollars in millions)										
Weight Management	$2,469.9	$(1,196.8)	$1,273.1	$211.9	$1,485.0	$2,292.2	$(1,124.3)	$1,167.9	$191.5	$1,359.4	9.2%
Targeted Nutrition	818.0	(396.4)	421.6	70.2	491.8	730.7	(358.4)	372.3	61.1	433.4	13.5%
Energy, Sports and Fitness	165.6	(80.2)	85.4	14.2	99.6	152.2	(74.6)	77.6	12.7	90.3	10.3%
Outer Nutrition	243.8	(118.1)	125.7	20.9	146.6	243.2	(119.3)	123.9	20.3	144.2	1.7%
Literature, Promotional and Other	113.9	12.6	126.5	9.7	136.2	92.7	18.0	110.7	7.8	118.5	14.9%
Total	$3,811.2	$(1,778.9)	$2,032.3	$326.9	$2,359.2	$3,511.0	$(1,658.6)	$1,852.4	$293.4	$2,145.8	9.9%

Net sales of all product categories increased for the year ended December 31, 2008, as compared to the same period in 2007, mainly due to the sales momentum discussed above.

Gross Profit

Gross profit was $1,900.8 million for the year ended December 31, 2008, as compared to $1,707.5 million in 2007. As a percentage of net sales, gross profit for the year ended December 31, 2008 increased slightly to 80.6% as compared to 79.6% for the same period in 2007. The increase in gross profit percentage was primarily due to country mix and foreign exchange fluctuations. Generally, gross profit percentages do not vary significantly as a percentage of net sales. We experienced ingredient and product price pressure in the areas of soy, dairy products, plastics, and transportation reflecting then current global economic trends.

Royalty Overrides

Royalty overrides as a percentage of net sales was 33.8% for the year ended December 31, 2008, as compared to 35.4% in the same period in 2007. The decrease for the year ended December 31, 2008 was primarily due to the increase in net sales in China where compensation to our full-time sales employees is included in selling, general and administrative expenses as opposed to royalty overrides where it is included for all other distributors under our worldwide marking plan. Generally, this ratio varies slightly from period to period due to changes in the mix of products and countries because full royalty overrides are not paid on certain products and in certain countries.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of net sales was 32.7% for the year ended December 31, 2008, as compared to 29.6% for the same period in 2007.

For the year ended December 31, 2008, selling, general and administrative expenses increased $137.6 million to $771.8 million from $634.2 million in 2007. The increase for the year ended December 31, 2008 included $64.3 million in higher salaries and benefits due primarily to normal merit increases, higher stock based compensation expenses, unfavorable impact of foreign currency fluctuations, coupled with severance related to our restructuring (as discussed in Note 13, *Restructuring Reserve*, in the Notes to our consolidated financial statements), and higher compensation costs associated with full-time sales employees in China, $14.1 million in higher distributor sales events costs, $13.6 million in higher depreciation and amortization expenses, related mostly to the development of our technology infrastructure and the expansion and relocation to new facilities, $11.2 million in higher advertising and promotion expenses, $3.4 million in higher credit card fees due to the increase in sales, and $3.2 million in higher professional fees. These increases were partially offset by lower foreign currency exchange losses of $6.7 million as compared to 2007.

Net Interest Expense

Net interest expense is as follows:

Net Interest Expense	Year Ended December 31, 2008	Year Ended December 31, 2007
	(Dollars in millions)	
Interest expense	20.1	16.4
Interest income	(6.9)	(5.8)
Total Net Interest Expense	$13.2	$10.6

The increase in interest expense for the year ended December 31, 2008 as compared to the same period in 2007 was primarily due to the higher average balance of long term borrowings, partially offset by lower interest rates, in 2008 as compared to 2007.

Income Taxes

Income taxes were $97.8 million for the year ended December 31, 2008, as compared to $111.1 million in 2007. As a percentage of pre-tax income, the effective income tax rate was 30.7% for the year ended December 31, 2008, as compared to 36.7% in 2007. The decrease in the effective tax rate for the year ended December 31, 2008, as compared to the same period in 2007, was primarily due to a decrease in the operating effective tax rate reflecting country mix, the tax holiday in China and the favorable impact of our global entity structuring and planning offset by an increase in unrecognized tax benefits during the year ended December 31, 2008 and a valuation allowance on deferred tax asset for deferred interest.

Restructuring Costs

In July 2006, we initiated the realignment of our employee base as part of the first phase of the Realignment for Growth plan. During the fourth quarter of 2007,we initiated the second phase of the Realignment for Growth plan. During the fourth quarter of 2008, we initiated a new restructuring program. As part of the restructurings, we recorded $6.7 million and $5.8 million of professional fees, severance and related costs for the year ended December 31, 2008 and 2007, respectively. All such amounts were included in selling, general and administrative expenses.

Net Income

Net income for the year ended December 31, 2008 increased 15.5% to $221.2 million, or $3.36 per diluted share, compared to $191.5 million, or $2.63 per diluted share, for the same period in 2007. The increase was driven by revenue growth in many of our markets and a lower effective tax rate, partially offset by higher labor costs, sales events costs, advertising and promotion expenses and depreciation expense.

Net income for the year ended December 31, 2008 included a $4.8 million unfavorable after tax impact related to restructuring costs and a $6.1 million valuation allowance on deferred tax asset for deferred interest. Net income for the year ended December 31, 2007 included an unfavorable after tax impact of $3.8 million from the completion of the first phase and start of the second phase of our Realignment for Growth plan, an increase in tax reserves of $3.6 million and a $2.1 million net tax benefit resulting from various international tax settlements.

Liquidity and Capital Resources

We have historically met our working capital and capital expenditure requirements, including funding for expansion of operations, through net cash flows provided by operating activities. Our principal source of liquidity is our operating cash flows. Variations in sales of our products would directly affect the availability of funds. There are no material contractual restrictions on the ability to transfer and remit funds among our international affiliated companies. We are closely monitoring various aspects of the current worldwide financial crisis and we do not believe that there has been or will be a material impact on our liquidity from this crisis. As noted above, we have historically met our funding needs utilizing cash flow from operating activities and we believe we will have sufficient resources to meet debt service obligations in a timely manner. Our existing debt has not resulted from the need to fund our normal operations, but instead has effectively resulted from our share repurchase and dividend activities over the recent years, which together, since the inception of the original share repurchases and dividends program that was first initiated during 2007, amounted to approximately $716.9 million. Our use of the credit facility for only these purposes and not for general working capital and capital expenditure needs has limited the impact that the current worldwide credit crisis has on us. While a significant net sales decline could potentially affect the availability of funds, many of our largest expenses are purely variable in nature, which could protect our funding in all but a dramatic net sales downturn. Further we maintain a revolving credit facility which had $159.0 million of undrawn capacity as of December 31, 2009, and is comprised of banks who are continuing to support the facility through the recent worldwide financial crisis.

For the year ended December 31, 2009, we generated $285.1 million of operating cash flow, as compared to $273.0 million for the same period in 2008. The increase in cash generated from operations was primarily due to the increase in non-cash items included in net income for the year ended December 31, 2009, as compared to the same period in 2008, lower interest payments due to lower average debt balance and lower interest rates and the favorable change in operating assets for the year ended December 31, 2009, compared to the same period in 2008. This was partially offset by lower operating income, higher income tax payments, and unfavorable change in operating liabilities for the year ended December 31, 2009, as compared to the same period in 2008.

Capital expenditures, including capital leases, for the year ended December 31, 2009, were $60.1 million as compared to $106.8 million for the same period in 2008. The majority of these expenditures represented investments in management information systems, primarily the global roll-out of Oracle, the development of our distributor internet initiatives, and the expansion of our domestic and international facilities. The decrease from 2008 primarily reflects lower spending in 2009 as the Oracle roll-out project was completed during the third quarter of 2009. We expect to incur total capital expenditures of approximately $75.0 million for the full year of 2010.

We entered into a $300.0 million senior secured credit facility, comprised of a $200.0 million term loan and a revolving credit facility of $100.0 million, with a syndicate of financial institutions as lenders in July 2006. In September 2007, we amended our senior secured credit facility, increasing the revolving credit facility by $150.0 million to $250.0 million to fund the increase in our share repurchase program discussed below. The term loan matures on July 21, 2013 and the revolving credit facility is available until July 21, 2012. The term loan bears interest at LIBOR plus a margin of 1.5%, or the base rate, which represents the prime rate offered by major U.S. banks, plus a margin of 0.50%. The revolving credit facility bears interest at LIBOR plus a margin of 1.25%, or the base rate, which represents the prime rate offered by major U.S. banks, plus a margin of 0.25%. The senior secured credit facility requires us to comply with a leverage ratio and an interest coverage ratio. In addition, the senior secured credit facility contains customary covenants, including covenants that limit or restrict our ability to incur liens, incur indebtedness, make investments, dispose of assets, make certain restricted payments, merge or consolidate and enter into certain transactions with affiliates.

In March 2007, we made a prepayment of $29.5 million on our term loan borrowings. During 2007, we borrowed an aggregate amount of $293.7 million and paid $85.0 million of the revolving credit facility. During 2008, we borrowed an aggregate amount of $118.0 million and paid $149.0 million of the revolving credit facility. During 2009, we borrowed an aggregate amount of $212.0 million under the revolving credit facility and paid $298.7 million of the revolving credit facility. During the years ended December 31, 2009, 2008, and 2007, these borrowings were primarily related to our share repurchases and dividends program as discussed further below.

The following summarizes our contractual obligations including interest at December 31, 2009, and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period						
	Total	2010	2011	2012	2013	2014	2015 & Thereafter
	(Dollars in millions)						
Borrowings under the senior credit facility	$249.0	$ 5.5	$ 5.5	$ 95.8	$142.2	$ —	$ —
Capital leases	5.2	2.0	1.7	1.5	—	—	—
Operating leases	158.6	35.8	26.4	21.5	19.4	17.8	37.7
Other	21.3	15.6	5.7	—	—	—	—
Total	$434.1	$58.9	$39.3	$118.8	$161.6	$17.8	$37.7

Off-Balance Sheet Arrangements

At December 31, 2009 and December 31, 2008, we had no material off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Share Repurchases

On April 18, 2007, our board of directors authorized the repurchase of up to $300 million of our common shares during the next two years, at such times and prices as determined by our management, as market conditions warrant. On August 23, 2007, our board of directors approved an increase of $150 million, raising the total value of our common shares authorized to be repurchased to $450 million. On May 20, 2008, our board of directors approved an additional increase of $150 million to our previously authorized share repurchase program raising the total value of common shares authorized to be repurchased to $600 million. On April 17, 2009, our share repurchase program adopted on April 18, 2007 expired pursuant to its terms. On April 30, 2009, our board of directors authorized a new program for us to repurchase up to $300 million of our common shares during the next two years, at such times and prices as determined by management, as market conditions warrant. As of December 31, 2009, the approximate dollar value of shares that could be repurchased under the new share repurchase program was approximately $226.8 million.

During the year ended December 31, 2009, we repurchased approximately 2.0 million of our common shares through open market purchases at an aggregate cost of approximately $73.2 million or an average cost of $36.60 per share. During the year ended December 31, 2008, we repurchased approximately 4.6 million of our common shares through open market purchases at an aggregate cost of $137.0 million, or an average cost of $29.60 per share. During the year ended December 31, 2007, we repurchased approximately 9.1 million of our common shares through open market purchases at an aggregate cost of $365.8 million or an average cost of $40.42 per share.

The number of shares issued upon vesting or exercise for certain restricted stock units and stock appreciation rights granted, pursuant to the Company's share-based compensation plans, is net of the statutory withholding requirements that the Company pays on behalf of its employees. Although shares withheld are not issued, they are treated as common share repurchases for accounting purposes, as they reduce the number of shares that would have been issued upon vesting.

Dividends

During the second quarter of 2007, our board of directors adopted a regular quarterly cash dividend program. Since, the adoption of the dividend program, our board of directors has authorized $0.20 per common share dividend in each quarter. The aggregate amount of dividends paid and declared during the year ended December 31, 2009, 2008 and 2007 was approximately $48.7 million, $50.7 million and $41.5 million, respectively.

On February 19, 2010, our Board of Directors approved a quarterly cash dividend of $0.20 per common share, for the fourth quarter, to shareholders of record effective March 2, 2010, payable on March 16, 2010.

Working Capital and Operating Activities

As of December 31, 2009 and 2008, we had positive working capital of $83.5 million and $82.9 million, respectively. Cash and cash equivalents were $150.8 million at December 31, 2009 and 2008.

We expect that cash and funds provided from operations and available borrowings under our revolving credit facility will provide sufficient working capital to operate our business, to make expected capital expenditures and to meet foreseeable liquidity requirements, including debt service on our term loan and amounts outstanding under our revolving credit facility, for the next twelve months.

The majority of our purchases from suppliers are generally made in U.S. dollars, while sales to our distributors generally are made in local currencies. Consequently, strengthening of the U.S. dollar versus a foreign currency can have a negative impact on net sales and operating margins and can generate transaction losses on intercompany transactions. For discussion of our foreign exchange contracts and other hedging arrangements, see Part II, Item 7A — *Quantitative and Qualitative Disclosures about Market Risks.*

Venezuela's Currency Restrictions

Currency restrictions enacted by the Venezuelan government in 2003 have become more restrictive and have impacted the ability of our subsidiary in Venezuela, Herbalife Venezuela, to obtain U.S. dollars at the official foreign exchange rate. The application and approval processes have been intermittently delayed in recent periods, and the timing and ability to obtain U.S. dollars at the official exchange rate remains uncertain. In certain instances, we have made appropriate applications through the Venezuelan government and its Foreign Exchange Commission, CADIVI, for approval to obtain U.S. dollars to pay for imported products and an annual dividend at the official exchange rate, which represents the exchange rate we expect to settle these CADIVI registered balances. Therefore, these CADIVI registered balances were recorded and remeasured at the official exchange rate at December 31, 2009. In other instances, in order to timely provide products to our distributors, we did not register certain shipments with CADIVI, or non-CADIVI registered, and instead used a legal parallel market mechanism for payment. If CADIVI does not approve further exchanges at the official exchange rate, Herbalife Venezuela could continue to use a legal parallel exchange process to exchange U.S. dollars in addition to going through CADIVI to obtain the official rate. The parallel exchange rate was approximately 63% less favorable than the official exchange rate as of December 31, 2009 and could further deteriorate in future periods which would have a negative impact to our earnings if we are unable to access the official rate.

During the fourth quarter of 2009, due to the currency restrictions in obtaining U.S. dollars at the official currency exchange rate and in order to mitigate our currency exchange risk in Venezuela, Herbalife Venezuela entered into a series of parallel market transactions and exchanged 105.0 million Bolivars for approximately $19.5 million U.S. dollars at an average rate of approximately 5.4 Bolivars per U.S. dollar. Also, during the fourth quarter of 2009, Herbalife Venezuela settled $13.6 million of its U.S. dollar denominated non-CADIVI registered intercompany shipment payables that were initially recorded and then subsequently remeasured at the parallel market exchange rate. Therefore, the settlement of these intercompany shipment payables did not result in any net foreign exchange gains or losses recorded in our consolidated statement of income. The incremental costs relating to these intercompany shipments are included in cost of sales in our consolidated statements of income as these inventories are sold in current and future periods. Incremental costs of $18.8 million were recorded in cost of sales in our consolidated statement of income during fiscal year 2009, and approximately $12.7 million incremental costs are expected to be recorded during 2010.

As of December 31, 2009, Herbalife Venezuela's $5.9 million U.S. dollar cash and cash equivalents residing in its U.S. dollar bank account were remeasured to Bolivars at the parallel market exchange rate of approximately 5.9 Bolivars per U.S. dollar. These remeasured cash and cash equivalents were translated at the official rate of 2.15 Bolivars per U.S. dollar and reported as $15.8 million in our consolidated balance sheet at December 31, 2009. In our specific facts and circumstances, U.S. GAAP requires us to use the dividend remittance rate (the official exchange rate) for translation purposes, and the parallel market exchange rate (the applicable rate at which a particular transaction could be settled) for certain remeasurement purposes. Due to the difference between the remeasurement rate and translation rate, the cash and cash equivalents relating to Herbalife Venezuela reported on our consolidated balance sheet at December 31, 2009, is $9.9 million greater than the U.S. dollar amount residing in

Herbalife Venezuela's U.S. dollar bank account and therefore does not necessarily reflect the true purchasing power of these reported U.S. dollar cash and cash equivalents.

At December 31, 2009, Herbalife Venezuela had reported cash and cash equivalents of approximately $34.2 million of which $15.8 million was denominated in U.S. dollars and $18.4 million was denominated in Bolivars. The cash and cash equivalents were translated at the official exchange rate, which is the rate applicable for dividend remittance.

At December 31, 2009, Herbalife Venezuela's net sales represented approximately 4% of our consolidated worldwide net sales for the year ended December 31, 2009.

Highly Inflationary Economy in Venezuela

Venezuela's inflation rate as measured using the blended National Consumer Price Index and Consumer Price Index rate exceeded the three-year cumulative inflation rate of 100% as of December 31, 2009. Accordingly, effective January 1, 2010, Venezuela is considered a highly inflationary economy. Beginning January 1, 2010, pursuant to the highly inflationary basis of accounting, Herbalife Venezuela will change its functional currency from the Bolivar to the U.S. dollar. Subsequent movements in the Bolivar to U.S. dollar exchange rate will impact our consolidated earnings. In addition, Bolivar denominated monetary assets and liabilities will be remeasured at the end of each reporting period using the currency exchange rate at that time and any foreign exchange gains and losses will be recognized in earnings until such time as the economy is no longer considered highly inflationary. Based on our current facts and circumstances, beginning January 1, 2010, we plan to use the parallel market exchange rate for remeasurement purposes under the highly inflationary accounting rules. Our ability to access the official exchange rate and the parallel market exchange rate could impact the determination of the appropriate exchange rates we use for remeasurement purposes in future periods.

At December 31, 2009, prior to the determination of Venezuela as a highly inflationary economy, certain of our U.S. dollar balances were remeasured to the functional Bolivar currency using the parallel market exchange rate and Bolivars were translated to U.S. dollars using the official rate. On January 1, 2010, upon Venezuela being designated as a highly inflationary economy, we anticipate to record foreign exchange losses in our fiscal year 2010 consolidated statement of income relating to the remeasurement of Herbalife Venezuela's monetary assets and liabilities. We plan to use the parallel market exchange rate for remeasurement of Herbalife Venezuela's monetary assets and liabilities on its opening January 1, 2010 consolidated balance sheet and expect to record a charge of approximately $15.1 million pre-tax foreign currency losses in our fiscal year 2010 consolidated statement of income, which includes the $9.9 million pre-tax foreign exchange loss relating to its U.S. dollar cash and cash equivalents reported at December 31, 2009, as discussed above. Also, Herbalife Venezuela's $34.2 million cash and cash equivalents reported on our consolidated balance sheet at December 31, 2009, which includes U.S. dollar denominated cash, will be reduced to $12.5 million on January 1, 2010 assuming the parallel market exchange rate is used for remeasurement. However, nonmonetary assets, such as inventory, reported on our consolidated balance sheet at December 31, 2009, will remain at historical dollar cost subsequent to Venezuela becoming a highly inflationary economy. Therefore, we anticipate that incremental inventory costs will negatively impact our 2010 fiscal year consolidated statement of income by approximately $12.7 million, pre-tax, as they will not be devalued based on the 2010 exchange rates but will be expensed at their historical dollar costs.

Also in early January 2010, Venezuela announced an official rate devaluation of the Bolivar to an official rate of 4.30 Bolivars per U.S. dollar for non-essential items and 2.60 Bolivars per U.S. dollar for essential items. Herbalife's imports are expected to fall into both classifications. During Fiscal Year 2010, we plan to continue making applications with CADIVI in order to obtain U.S. dollars at the official foreign exchange rate from CADIVI. In future periods, if we use the unfavorable parallel market exchange rate for remeasurement purposes, U.S. dollars obtained from CADIVI at the official rate could have a positive impact to our consolidated net earnings. We continue to assess and monitor the current economic and political environment in Venezuela.

Quarterly Results of Operations

	Quarter Ended							
	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
	(In thousands except per share data)							
Operations:								
Net sales	$630,871	$600,218	$571,805	$521,683	$512,877	$602,199	$639,700	$604,437
Cost of sales	136,515	131,777	122,442	102,400	96,061	116,620	128,049	117,666
Gross profit	494,356	468,441	449,363	419,283	416,816	485,579	511,651	486,771
Royalty overrides	204,580	194,639	186,750	175,532	168,375	200,323	215,300	212,720
Selling, general and administrative expenses	205,691	195,968	190,794	181,458	187,573	196,761	203,113	184,400
Operating income	84,085	77,834	71,819	62,293	60,868	88,495	93,238	89,651
Interest expense, net	1,016	1,037	1,338	1,712	2,858	3,407	3,167	3,791
Income before income taxes	83,069	76,797	70,481	60,581	58,010	85,088	90,071	85,860
Income taxes	27,413	18,902	22,228	19,039	24,351	27,004	22,991	23,493
Net income	$ 55,656	$ 57,895	$ 48,253	$ 41,542	$ 33,659	$ 58,084	$ 67,080	$ 62,367
Earnings per share								
Basic	$ 0.92	$ 0.95	$ 0.78	$ 0.68	$ 0.54	$ 0.91	$ 1.04	$ 0.97
Diluted	$ 0.88	$ 0.91	$ 0.77	$ 0.67	$ 0.53	$ 0.89	$ 1.01	$ 0.93
Weighted average shares outstanding								
Basic	60,492	61,234	61,642	61,510	62,707	63,594	64,282	64,381
Diluted	63,004	63,397	62,929	61,614	63,187	65,439	66,110	67,200

Contingencies

The Company is from time to time engaged in routine litigation. The Company regularly reviews all pending litigation matters in which it is involved and establishes reserves deemed appropriate by management for these litigation matters when a probable loss estimate can be made.

As a marketer of dietary and nutritional supplements and other products that are ingested by consumers or applied to their bodies, the Company has been and is currently subjected to various product liability claims. The effects of these claims to date have not been material to the Company, and the reasonably possible range of exposure on currently existing claims is not material to the Company. The Company believes that it has meritorious defenses to the allegations contained in the lawsuits. The Company currently maintains product liability insurance with an annual deductible of $10 million.

On April 16, 2007, Herbalife International of America, Inc. filed a Complaint in the United States District Court for the Central District of California against certain former Herbalife distributors who had left the Company to join a competitor. The Complaint alleged breach of contract, misappropriation of trade secrets, intentional interference with prospective economic advantage, intentional interference with contract, unfair competition, constructive trust and fraud and seeks monetary damages, attorney's fees and injunctive relief. (*Herbalife International of America, Inc. v. Robert E. Ford, et al*) The court entered a Preliminary Injunction against the defendants enjoining them from further use and/or misappropriation of the Company's trade secrets on December 11, 2007. Defendants appealed the court's entry of the Preliminary Injunction to the U.S. Court of Appeals for the Ninth Circuit. That court affirmed, in relevant part, the Preliminary Injunction. On December 3, 2007, the defendants filed a counterclaim alleging that the Company had engaged in unfair and deceptive business practices, intentional and negligent interference with prospective economic advantage, false advertising and that the Company was an endless chain scheme in violation of California law and seeking restitution, contract rescission and an injunction. Both sides engaged in discovery and filed cross motions for Summary Judgment. On August 25, 2009, the court granted partial summary judgment for Herbalife on all of defendants' claims except the claim that the Company is an endless chain scheme which under applicable law is a question of fact that can only be determined at trial. The court denied defendants' motion for Summary Judgment on Herbalife's claims for misappropriation of trade secrets and breach of contract. On December 4, 2009 the Court ordered mediation to occur on February 8, 1010 and set a schedule for Herbalife's motion for summary judgment to dismiss the sole remaining counterclaim by the defendants, with a hearing scheduled for March 9, 2010 if all matters were not resolved before that date. The mediation occurred but did not resolve any issues. No date has been set for trial. The Company believes that there is merit to its remaining claims for relief and that it has meritorious defenses to the remaining counterclaim.

Certain of the Company's subsidiaries have been subject to tax audits by governmental authorities in their respective countries. In certain of these tax audits, governmental authorities are proposing that significant amounts of additional taxes and related interest and penalties are due. The Company and its tax advisors believe that there are substantial defenses to their allegations that additional taxes are owed, and the Company is vigorously contesting the additional proposed taxes and related charges.

These matters may take several years to resolve. While the Company believes it has meritorious defenses, it cannot be sure of their ultimate resolution. Although the Company has reserved an amount that the Company believes represents the most likely outcome of the resolution of these disputes, if the Company is incorrect in the assessment the Company may have to record additional expenses.

Critical Accounting Policies

Our Consolidated Financial Statements are prepared in conformity with U.S. GAAP, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. We regularly evaluate our estimates and assumptions related to revenue recognition, allowance for product returns, inventory reserves, stock-based compensation expense, goodwill and purchased intangible asset valuations, deferred income tax asset valuation allowances, uncertain tax positions, tax contingencies, and other loss contingencies. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing the financial statements and the uncertainties that could impact our operating results, financial condition and cash flows.

We are a network marketing company that sells a wide range of weight management products, nutritional supplements, energy, sports & fitness products and personal care products within one industry segment as defined under FASB Accounting Standards Codification, or ASC, Topic 280, *Segment Reporting*. Our products are manufactured by third party providers and manufactured in our Suzhou, China facility, and in our recently acquired manufacturing facility located in Lake Forest, California, and then are sold to independent distributors who sell Herbalife products to retail consumers or other distributors. We sell products in 72 countries throughout the world and we are organized and managed by geographic region. We have elected to aggregate our operating segments into one reporting segment, except China, as management believes that our operating segments have similar operating characteristics and similar long term operating performance. In making this determination, management believes that the operating segments are similar in the nature of the products sold, the product acquisition process, the types of customers to whom products are sold, the methods used to distribute the products, and the nature of the regulatory environment.

Revenue is recognized when products are shipped and title and risk of loss passes to the independent distributor or importer or as products are sold in our retail stores in China. Sales are recognized on a net sales basis, which reflects product returns, net of discounts referred to as "distributor allowances", and amounts billed for freight and handling costs. We generally receive the net sales price in cash or through credit card payments at the point of sale. Related royalty overrides and allowances for product returns are recorded when the merchandise is shipped.

Allowances for product returns, primarily in connection with our buyback program, are provided at the time the product is shipped. This accrual is based upon historic return rates for each country and the relevant return pattern, which reflects anticipated returns to be received over a period of up to 12 months following the original sale. Historically, product returns and buybacks have not been significant. Product returns and buybacks were approximately 0.5%, 0.8% and 1% of retail sales for the years ended December 31, 2009, 2008 and 2007, respectively.

We record reserves against our inventory to provide for estimated obsolete or unsalable inventory based on assumptions about future demand for our products and market conditions. If future demand and market conditions are less favorable than management's assumptions, additional reserves could be required. Likewise, favorable future demand and market conditions could positively impact future operating results if previously reserved for inventory is sold. We reserved for obsolete and slow moving inventory totaling $9.3 million and $11.6 million as of December 31, 2009 and 2008, respectively.

In accordance with the FASB ASC Topic 360, *Property, Plant and Equipment*, property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill and other intangibles not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. In order to estimate the fair value of goodwill, we primarily use the discounted cash flow model, known as the income approach. The determination of impairment is made at the reporting unit level and consists of two steps. First, we determine the fair value of a reporting unit and compare it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill and other intangibles over the implied fair value. The implied fair value of goodwill is determined in a similar manner as how the amount of goodwill recognized in a business combination is determined, in accordance with FASB ASC Topic 805, *Business Combinations*, or ASC 805. We would assign the fair value of a reporting unit to all of the assets and liabilities of that reporting unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. As of December 31, 2009 and 2008, we had goodwill of approximately $102.5 million and $110.7 million, respectively, and marketing franchise of approximately $310.0 million at December 31, 2009, and December 31, 2008. No marketing related intangibles or goodwill impairment was recorded during the year ended December 31, 2009.

Contingencies are accounted for in accordance with the FASB ASC Topic 450, *Contingencies,* or ASC 450. ASC 450 requires that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as legal and income tax matters requires us to use judgment related to both the likelihood of a loss and the estimate of the amount or range of loss. Many of these legal and tax contingencies can take years to be resolved. Generally, as the time period increases over which the uncertainties are resolved, the likelihood of changes to the estimate of the ultimate outcome increases.

Deferred income tax assets have been established for net operating loss carryforwards of certain foreign subsidiaries and have been reduced by a valuation allowance to reflect them at amounts estimated to be ultimately realized. The net operating loss carryforwards expire in varying amounts over a future period of time. Realization of the income tax carryforwards is dependent on generating sufficient taxable income prior to expiration of the carryforwards. Although realization is not assured, we believe it is more likely than not that the net carrying value of the income tax carryforwards will be realized. The amount of the income tax carryforwards that is considered realizable, however, could change if estimates of future taxable income during the carryforward period are adjusted. In the ordinary course of our business, there are many transactions and calculations where the tax law and ultimate tax determination is uncertain. As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate prior to the completion and filing of tax returns for such periods. This process requires estimating both our geographic mix of income and our uncertain tax positions in each jurisdiction where we operate. These estimates involve complex issues and require us to make judgments about the likely application of the tax law to our situation, as well as with respect to other matters, such as anticipating the positions that we will take on tax returns prior to our actually preparing the returns and the outcomes of disputes with tax authorities. The ultimate resolution of these issues may take extended periods of time due to examinations by tax authorities and statutes of limitations. In addition, changes in our business, including acquisitions, changes in our international corporate structure, changes in the geographic location of business functions or assets, changes in the geographic mix and amount of income, as well as changes in our agreements with tax authorities, valuation allowances, applicable accounting rules, applicable tax laws and regulations, rulings and interpretations thereof, developments in tax audit and other matters, and variations in the estimated and actual level of annual pre-tax income can affect the overall effective income tax rate.

We account for uncertain tax positions in accordance with the FASB ASC Topic 740, *Income Taxes,* or ASC 740 which provides guidance on the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, we must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

We account for share-based compensation in accordance with the FASB ASC Topic 718, *Compensation-Stock Compensation*, or ASC 718. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as an expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating our stock price volatility and employee stock award exercise behaviors. Our expected volatility is primarily based upon the historical volatility of our common shares and, due to the limited period of public trading data for our common shares, it is also validated against the volatility of a company peer group. The expected life of awards is based on the simple average of the average vesting period and the life of the award, or the simplified method. As share-based compensation expense recognized in the Statements of Income is based on awards ultimately expected to vest, the amount of expense has been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. If actual forfeitures differ from estimates, additional expense or reversal of previous expense are recorded. Forfeitures were estimated based on historical experience.

We account for foreign currency transactions in accordance with ASC Topic 830, *Foreign Currency Matters*. In substantially all of the countries where we operate, the functional currency is the local currency. Our foreign subsidiaries' asset and liability accounts are translated for consolidated financial reporting purposes into U.S. dollar amounts at year-end exchange rates. Revenue and expense accounts are translated at the average rates during the year. Our foreign exchange translation adjustments are included in accumulated other comprehensive loss on our accompanying consolidated balance sheets. Foreign currency transaction gains and losses and foreign currency remeasurements are included in selling, general and administrative expenses in the accompanying consolidated statements of income.

New Accounting Pronouncements

In January 2010, the FASB issued Final Accounting Standards Update, or ASU, 2010-06, *Improving Disclosures about Fair Value Measurements,* or ASU 2010-06. ASU 2010-06 sets forth additional requirements and guidance regarding disclosures of fair value measurements. ASU 2010-06 requires the gross presentation of activity within the Level 3 fair value measurement roll forward and details of transfers in and out of Level 1 and 2 fair value measurements. It also clarifies two existing disclosure requirements of ASC Topic 820, *Fair Value Measurements and Disclosures*, or ASC 820, relating to the level of disaggregation of fair value measurements and disclosures on inputs and valuation techniques. ASU 2010-06 is effective for fiscal years and interim periods beginning after December 15, 2009, except for the Level 3 roll forward, which is effective for fiscal years and interim periods beginning after December 15, 2010. The Company is assessing the potential effect of this guidance on the consolidated financial statements.

In June 2009, the FASB issued guidance to revise the approach to determine when a variable interest entity, or VIE, should be consolidated. The new consolidation model for VIE's considers whether the Company has the power to direct the activities that most significantly impact the VIE's economic performance and shares in the significant risks and rewards of the entity. The guidance on VIE's requires companies to continually reassess VIE's to determine if consolidation is appropriate and provide additional disclosures. The guidance is effective for the Company's 2010 fiscal year. The Company is assessing the potential effect of this guidance on the consolidated financial statements.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We are exposed to market risks, which arise during the normal course of business from changes in interest rates and foreign currency exchange rates. On a selected basis, we use derivative financial instruments to manage or hedge these risks. All hedging transactions are authorized and executed pursuant to written guidelines and procedures.

We have adopted FASB ASC Topic 815, *Derivatives and Hedging*, or ASC 815, which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair-value hedge, the changes in the fair value of the derivative and the underlying hedged item are recognized concurrently in earnings. If the derivative is designated as a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in the consolidated statements of income when the hedged item affects earnings. ASC 815 defines the requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value are recognized concurrently in earnings.

A discussion of our primary market risk exposures and derivatives is presented below.

Foreign Exchange Risk

We transact business globally and are subject to risks associated with changes in foreign exchange rates. Our objective is to minimize the impact to earnings and cash flow fluctuations associated with foreign exchange rate fluctuations. We enter into foreign exchange derivatives in the ordinary course of business primarily to reduce exposure to currency fluctuations attributable to intercompany transactions, translation of local currency revenue, inventory purchases subject to foreign currency exposure, and to partially mitigate the impact of foreign currency rate fluctuations. Due to the recent significant volatility in the foreign exchange market, our current strategy, in general, is to hedge some of the significant exposures on a short-term basis. We will continue to monitor the foreign exchange market and evaluate our hedging strategy accordingly. With the exception of our foreign exchange forward contracts relating to forecasted inventory purchases and intercompany management fees as discussed below in this section, all of our foreign exchange contracts are designated as free standing derivatives for which hedge accounting does not apply. The changes in the fair market value of the derivatives not qualifying as cash flow hedges are included in selling, general and administrative expenses in our consolidated statements of income.

The foreign exchange forward contracts designated as free standing derivatives are used to hedge advances between subsidiaries and to partially mitigate the impact of foreign currency fluctuations. Foreign exchange average rate option contracts are also used to mitigate the impact of foreign currency rate fluctuations. The objective of these contracts is to neutralize the impact of foreign currency movements on the operating results of our subsidiaries. The fair value of forward and option contracts is based on third-party bank quotes.

We also purchase foreign currency forward contracts in order to hedge forecasted inventory purchases and intercompany management fees that are designated as cash-flow hedges and are subject to foreign currency exposures. We applied the hedge accounting rules as required by ASC Topic 815 for these hedges. These contracts allow us to sell Euros in exchange for U.S. dollars at specified contract rates. As of December 31, 2009, the aggregate notional amounts of these contracts outstanding were approximately $66.8 million and were expected to mature over the next fourteen months. Our derivative financial instruments are recorded on the consolidated balance sheet at fair value based on quoted market rates. For the forecasted inventory purchases, the forward contracts are used to hedge forecasted inventory purchases over specific months. Changes in the fair value of these forward contracts, excluding forward points, designated as cash-flow hedges are recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity, and are recognized in cost of sales in the consolidated statement of income during the period which approximates the time the hedged inventory is sold. We also hedge forecasted intercompany management fees over specific months. Changes in the fair value of these forward contracts designated as cash flow hedges are recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity, and are recognized in selling, general and administrative expenses in the consolidated statement of income in the period when the hedged item and underlying transaction affects earnings. As of December 31, 2009 and December 31, 2008, we recorded an asset and liability at fair value of $2.3 million and $0.1 million, respectively, relating to all outstanding foreign currency contracts designated as cash-flow hedges. We assess hedge effectiveness and measure hedge ineffectiveness at least quarterly. During the year ended December 31, 2009, the ineffective portion relating to these hedges was immaterial and the hedges remained effective as of December 31, 2009.

As of December 31, 2009 and 2008, substantially all of our foreign exchange forward contracts had a maturity of less than one year. The following table provides information about the details of all our foreign exchange forward contracts outstanding:

Foreign Currency	Average Contract Rate	Original Notional Amount (In millions)	Fair Value Gain (Loss) (In millions)
At December 31, 2009			
Buy EUR sell MXN	19.67	$ 32.6	$(1.6)
Buy JPN sell USD	90.60	16.9	(0.5)
Buy USD sell EUR	1.48	77.2	2.6
Buy CLP sell USD	523.79	5.3	0.2
Buy USD sell CLP	509.40	2.9	—
Buy HKD sell USD	7.75	6.5	—
Buy JPY sell EUR	131.55	3.3	—
Buy EUR sell JPY	131.59	3.3	—
Buy USD sell BRL	1.78	7.3	(0.1)
Buy USD sell ZAR	7.86	1.3	(0.1)
Buy ZAR sell USD	7.49	1.3	—
Buy USD sell PHP	47.49	6.3	(0.1)
Buy USD sell KRW	1,181.27	1.9	—
Buy USD sell INR	46.72	3.0	—
Buy USD sell COP	1,983.88	3.5	0.1
Buy EUR sell USD	1.43	45.2	—
Buy EUR sell HKD	11.26	2.6	—
Buy MXN sell USD	13.19	8.5	—
Buy GBP sell USD	1.63	5.7	—
Buy USD sell RUB	29.78	1.3	—
Buy COP sell USD	2,053.31	4.2	—
Buy KRW sell USD	1,167.38	1.9	—
Buy BRL sell USD	1.78	0.6	—
Buy EUR sell GBP	0.89	3.3	—
Buy MXN sell EUR	18.81	7.0	—
Buy PHP sell USD	46.47	3.2	—
Buy RUB sell USD	30.25	0.3	—
Buy USD sell MXN	13.15	1.7	—
Buy USD sell JPN	92.46	7.9	0.1
Total forward contracts		$266.0	$ 0.6

Foreign Currency	Average Contract Rate	Original Notional Amount (In millions)	Fair Value Gain (Loss) (In millions)
At December 31, 2008			
Buy EUR sell MXN	19.42	$ 50.0	$(0.1)
Buy SEK sell EUR	11.00	2.0	—
Buy MYR sell EUR	4.87	0.7	—
Buy DKK sell EUR	7.46	1.5	—
Buy TWD sell EUR	45.95	5.0	—
Buy GBP sell EUR	0.97	1.8	—
Buy CLP sell USD	633.00	3.0	—
Buy GBP sell USD	1.46	3.6	—
Buy USD sell YEN	98.42	3.4	(0.3)
Buy USD sell EUR	1.41	99.6	1.3
Buy USD sell BRL	2.29	6.9	0.2
Buy USD sell MXN	11.18	13.7	2.9
Buy EUR sell USD	1.52	10.0	(0.9)
Buy MXN sell USD	11.56	19.8	(3.6)
Total forward contracts		$221.0	$(0.5)

As of December 31, 2009 we did not have any outstanding foreign currency option contracts. The following table provides information about the details of our foreign currency option contracts outstanding as of December 31, 2008:

Foreign Currency	Coverage (In millions)	Average Strike Price	Fair Value (In millions)
Purchase Puts (Company may sell EURO/buy USD) Euro	$10.0	1.52	$0.9
Purchase Puts (Company may sell MXN/buy USD) Mexican Peso	14.2	10.76	3.4
Total option contracts	$24.2		$4.3

Most of our foreign subsidiaries designate their local currencies as their functional currencies. At December 31, 2009 and 2008, the total amount of our foreign subsidiary cash reported in our consolidated balance sheet was $149.6 million and $142.0 million, respectively, of which $11.9 million and $9.7 million, respectively, was invested in U.S. dollars.

Currency restrictions enacted by the Venezuelan government in 2003 have become more restrictive and have impacted the ability of Herbalife Venezuela, to obtain U.S. dollars at the official foreign exchange rate. The application and approval processes have been intermittently delayed in recent periods, and the timing and ability to obtain U.S. dollars at the official exchange rate remains uncertain. In certain instances, we have made appropriate applications through the Venezuelan government and its Foreign Exchange Commission, CADIVI, for approval to obtain U.S. dollars to pay for imported products and an annual dividend at the official exchange rate. In other instances, in order to timely provide products to our distributors, we did not register certain shipments with CADIVI, or non-CADIVI registered, and instead used a legal parallel market mechanism for payment. If CADIVI does not approve further exchanges at the official exchange rate, Herbalife Venezuela could continue to use a legal parallel exchange process to exchange U.S. dollars in addition to going through CADIVI to obtain the official rate. The parallel market exchange rate was approximately 63% less favorable than the official exchange rate as of December 31, 2009 and could further deteriorate in future periods which would have a negative impact to our earnings if we are unable to access the official rate.

In addition, beginning January 1, 2010, Venezuela is considered a highly inflationary economy. We plan to use the parallel market exchange rate for remeasurement purposes under highly inflationary accounting rules based on our specific facts and circumstances including our ability to access the official exchange rate and the parallel market exchange rate. Also in early January 2010, Venezuela announced an official rate devaluation of the Bolivar to an official rate of 4.30 Bolivars per U.S. dollar for non-essential items and 2.60 Bolivars per U.S. dollar for essential items. Therefore, any future changes to the parallel market exchange rate or the official rate may result in a significant impact to our consolidated earnings. See Item 7 — *Management's Discussion and Analysis of Financial Condition and Results of Operations,* for a further discussion on how the currency restrictions in Venezuela have impacted Herbalife Venezuela's operations.

Interest Rate Risk

As of December 31, 2009, the aggregate annual maturities of our senior secured credit facility were expected to be: 2010-$1.5 million; 2011-$1.5 million; 2012-$92.5 million and 2013-$140.9 million. The fair value of our senior secured credit facility approximates its carrying value of $236.4 million as of December 31, 2009 and $324.5 million as of December 31, 2008. Our senior secured credit facility bears a variable interest rate, and on December 31, 2009 and 2008, the weighted average interest rate was 1.66% and 3.04%, respectively.

Under our senior secured credit facility, we were obligated to enter into interest rate hedges for up to 25% of the aggregate principal amount of the term loan for a minimum of three years. On August 23, 2006, we entered into an interest rate swap agreement. This agreement provided for us to pay interest for a three-year period at a fixed rate of 5.26% on the initial notional principal amount of $180.0 million while receiving interest for the same period at the LIBOR rate on the same notional principal amount. The notional amount was scheduled to be reduced by $20.0 million in the second, third and fourth quarters of each year commencing January 1, 2007 throughout the term of the swap. The swap had been designated as a cash flow hedge against the variability in LIBOR interest rate on the new term loan at LIBOR plus 1.50%, thereby fixing our effective rate on the notional amounts at 6.76%. As of December 31, 2008, the swap notional amount was $40.0 million. At December 31, 2008, we recorded the interest rate swap as a liability at fair value of $1.0 million with the offsetting amounts recorded in other comprehensive income. During September 2009, the swap expired and was consequently settled.

On June 26, 2009, we entered into an interest rate swap agreement, with an effective date of June 30, 2009, which expired on September 30, 2009. The swap notional amount was $20 million, where we paid three month LIBOR and received one month LIBOR plus 0.185%. During September 2009, the interest rate swap agreement expired and all outstanding amounts were settled. We had elected not to apply hedge accounting for this interest rate swap.

During August 2009, we entered into four interest rate swap agreements with an effective date of December 31, 2009. The agreements, collectively, provide for us to pay interest for less than a four-year period at a weighted average fixed rate of 2.78% on notional amounts aggregating to $140 million while receiving interest for the same period at the one month LIBOR rate on the same notional amounts. These agreements will expire in July 2013. The swaps have been designated as cash flow hedges against the variability in the LIBOR interest rate on the term loan at LIBOR plus 1.50%, thereby fixing our weighted average effective rate on the notional amounts at 4.28%. We formally assess, both at inception and at least quarterly thereafter, whether the derivatives used in hedging transactions are effective in offsetting changes in cash flows of the hedged item. As of December 31, 2009 the hedge relationships qualified as effective hedges under the ASC 815. Consequently, all changes in the fair value of the derivatives are deferred and recorded in other comprehensive income (loss) until the related forecasted transactions are recognized in the consolidated statements of income. As of December 31, 2009, the fair value of the interest rate swap agreements are based on third-party bank quotes and we recorded the interest rate swaps as a liability at fair value of $2.6 million.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Our consolidated financial statements and notes thereto and the reports of KPMG LLP, independent registered public accounting firm, are set forth in the Index to Financial Statements under Item 15 — *Exhibits and Financial Statement Schedules* of this Annual Report on Form 10-K, and is incorporated herein by reference.

Item 9. ***CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE***

None.

Item 9A. ***CONTROLS AND PROCEDURES***

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act. Based on an evaluation of the Company's disclosure controls and procedures as of the end of the period covered by this report conducted by the Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2009.

Management's Report on Internal Control over Financial Reporting

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules which require the Company to include in its Annual Report on Form 10-K, an assessment by management of the effectiveness of the Company's internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. In addition, the Company's independent auditors must attest to and report on the effectiveness of the Company's internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management carried out an evaluation, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this evaluation, under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

The independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K has issued an attestation report on the Company's internal control over financial reporting, which is set forth below.

Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the fourth quarter of 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Herbalife Ltd.

We have audited Herbalife Ltd. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Herbalife Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Herbalife Ltd. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 23, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Los Angeles, California
February 23, 2010

Item 9B. ***OTHER INFORMATION***

None.

PART III.

Item 10. ***DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE***

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended December 31, 2009, except that the information required with respect to our executive officers is set forth under Item 1 — *Business*, of this Annual Report on Form 10-K, and is incorporated herein by reference.

Item 11. ***EXECUTIVE COMPENSATION***

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended December 31, 2009.

Item 12. ***SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS***

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended December 31, 2009, except that the information required with respect to our equity compensation plans is set forth under Item 5 — *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities* of this Annual Report on Form 10-K, and is incorporated herein by reference.

Item 13. ***CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE***

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended December 31, 2009.

Item 14. ***PRINCIPAL ACCOUNTING FEES AND SERVICES***

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended December 31, 2009.

PART IV

Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

The following documents are filed as part of this Annual Report on Form 10-K, or incorporated herein by reference:

1. *Financial Statements.* The following financial statements of Herbalife Ltd. are filed as part of this Annual Report on Form 10-K on the pages indicated:

2. *Financial Statement Schedules.* Schedules are omitted because the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

3. *Exhibits.* The exhibits listed in the Exhibit Index immediately below are filed as part of this Annual Report on Form 10-K, or are incorporated by reference herein.

EXHIBIT INDEX

Exhibit Number	Description	Reference
3.1	Form of Amended and Restated Memorandum and Articles of Association of Herbalife Ltd.	(d)
4.1	Form of Share Certificate	(d)
10.1	Form of Indemnity Agreement between Herbalife International Inc. and certain officers and directors of Herbalife International Inc.	(a)
10.2#	Herbalife International of America, Inc.'s Senior Executive Deferred Compensation Plan, effective January 1, 1996, as amended	(a)
10.3#	Herbalife International of America, Inc.'s Management Deferred Compensation Plan, effective January 1, 1996, as amended	(a)
10.4	Master Trust Agreement between Herbalife International of America, Inc. and Imperial Trust Company, Inc., effective January 1, 1996	(a)
10.5#	Herbalife International Inc. 401K Profit Sharing Plan and Trust, as amended	(a)
10.6	Trust Agreement for Herbalife 2001 Executive Retention Plan, effective March 15, 2001	(a)
10.7#	Herbalife 2001 Executive Retention Plan, effective March 15, 2001	(a)
10.8	Notice to Distributors regarding Amendment to Agreements of Distributorship, dated as of July 18, 2002 between Herbalife International, Inc. and each Herbalife Distributor	(a)
10.9	Indemnity agreement dated as of July 31, 2002, by and among WH Holdings (Cayman Islands) Ltd., WH Acquisition Corp., Whitney & Co., LLC, Whitney V, L.P., Whitney Strategic Partners V, L.P., GGC Administration, L.L.C., Golden Gate Private Equity, Inc., CCG Investments (BVI), L.P., CCG Associates-AI, LLC, CCG Investment Fund-AI, LP, CCG AV, LLC-Series C, CCG AV, LLC-Series C, CCG AV, LLC-Series E, CCG Associates-QP, LLC and WH Investments Ltd.	(a)
10.10#	Independent Director's Stock Option Plan of WH Holdings (Cayman Islands) Ltd.	(a)

Exhibit Number	Description	Reference
10.11#	WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan, as restated, dated as of November 5, 2003	(a)
10.12#	Non-Statutory Stock Option Agreement, dated as of April 3, 2003 between WH Holdings (Cayman Islands) Ltd. and Michael O. Johnson	(a)
10.13#	Side Letter Agreement dated as of April 3, 2003 by and among WH Holdings (Cayman Islands) Ltd., Michael O. Johnson and the Shareholders listed therein	(a)
10.14#	Form of Non-Statutory Stock Option Agreement (Non-Executive Agreement)	(a)
10.15#	Form of Non-Statutory Stock Option Agreement (Executive Agreement)	(a)
10.16	Indemnity Agreement, dated as of February 9, 2004, among WH Capital Corporation and Gregory Probert	(a)
10.17	Indemnity Agreement, dated as of February 9, 2004, among WH Capital Corporation and Brett R. Chapman	(a)
10.18	First Amendment to Amended and Restated WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan, dated November 5, 2003	(a)
10.19	Registration Rights Agreement, dated as of July 31, 2002, by and among WH Holdings (Cayman Islands) Ltd., Whitney V, L.P., Whitney Strategic Partners V, L.P., WH Investments Ltd., CCG Investments (BVI), L.P., CCG Associates-QP, LLC, CCG Associates-AI, LLC, CCG Investment Fund-AI, L.P., CCG AV, LLC-Series C and CCG AV, LLC-Series E.	(b)
10.20	Share Purchase Agreement, dated as of July 31, 2002, by and among WH Holdings (Cayman Islands) Ltd., Whitney Strategic Partners V, L.P., WH Investments Ltd., Whitney V, L.P., CCG Investments (BVI), L.P., CCG Associates-QP, LLC, CCG Associates-AI, LLC, CCG Investment Fund-AI, LP, CCG AV, LLC-Series C and CCG AV, LLC-Series E.	(b)
10.21	Form of Indemnification Agreement between Herbalife Ltd. and the directors and certain officers of Herbalife Ltd.	(c)
10.22#	Herbalife Ltd. 2004 Stock Incentive Plan, effective December 1, 2004	(c)
10.23	Indemnification Agreement, dated as of December 13, 2004, by and among Herbalife Ltd., Herbalife International, Inc., Whitney V, L.P., Whitney Strategic Partners V, L.P., CCG Investments (BVI), L.P., CCG Associates-QP, LLC, CCG Associates-AI, LLC, CCG Investment Fund-AI, LP, CCG AV, LLC-Series C, CCG AV, LLC-Series E, CCG CI, LLC and GGC Administration, LLC.	(d)
10.24#	Amendment No. 1 to Herbalife Ltd. 2004 Stock Incentive Plan	(e)
10.25#	Form of Stock Bonus Award Agreement	(e)
10.26#	Form of 2004 Herbalife Ltd. 2004 Stock Incentive Plan Stock Option Agreement	(f)
10.27#	Form of 2004 Herbalife Ltd. 2004 Stock Incentive Plan Non-Employee Director Stock Option Agreement	(f)
10.28#	Independent Directors Deferred Compensation and Stock Unit Plan	(g)
10.29#	Independent Directors Stock Unit Award Agreement	(g)
10.30#	Herbalife Ltd. 2005 Stock Incentive Plan	(h)
10.31#	Form of Herbalife Ltd. 2005 Stock Incentive Plan Stock Unit Award Agreement	(i)
10.32#	Form of Herbalife Ltd. 2005 Stock Incentive Plan Stock Appreciation Right Award Agreement	(i)
10.33#	Form of Herbalife Ltd. 2005 Stock Incentive Plan Stock Unit Award Agreement applicable to Mr. Michael O. Johnson	(j)
10.34#	Form of Herbalife Ltd. 2005 Stock Incentive Plan Stock Appreciation Right Award Agreement applicable to Mr. Michael O. Johnson	(j)
10.35#	Amendment to Herbalife Ltd. Independent Directors Deferred Compensation and Stock Unit Plan	(k)
10.36#	Form of Herbalife Ltd. 2005 Stock Incentive Plan Stock Unit Award Agreement applicable to Messrs. Brett R. Chapman and Richard Goudis	(l)

Exhibit Number	Description	Reference
10.37#	Form of Herbalife Ltd. 2005 Stock Incentive Plan Stock Appreciation Right Award Agreement applicable to Messrs. Brett R. Chapman and Richard Goudis	(l)
10.38	Form of Credit Agreement, dated as of July 21, 2006, by and among Herbalife International Inc., Herbalife Ltd., WH Intermediate Holdings Ltd., HBL Ltd., WH Luxembourg Holdings S.á.R.L., Herbalife International Luxembourg S.á.R.L., HLF Luxembourg Holdings, S.á.R.L., WH Capital Corporation, WH Luxembourg Intermediate Holdings S.á.R.L., HV Holdings Ltd., Herbalife Distribution Ltd., Herbalife Luxembourg Distribution S.á.R.L., and the Subsidiary Guarantors party thereto in favor of Merrill Lynch Capital Corporation, as Collateral Agent	(m)
10.39	Form of Security Agreement, dated as of July 21, 2006, by and among Herbalife International, Inc., Herbalife Ltd., WH Intermediate Holdings Ltd., HBL Ltd., WH Luxembourg Holdings S.á.R.L., Herbalife International Luxembourg S.á.R.L., HLF Luxembourg Holdings, S.á.R.L., WH Capital Corporation, WH Luxembourg Intermediate Holdings S.á.R.L., HV Holdings Ltd., Herbalife Distribution Ltd., Herbalife Luxembourg Distribution S.á.R.L., and the Subsidiary Guarantors party thereto in favor of Merrill Lynch Capital Corporation, as Collateral Agent	(m)
10.40#	Amended and Restated Independent Directors Deferred Compensation and Stock Unit Plan	(m)
10.41#	Employment Agreement by and between Herbalife Ltd. and Brett R. Chapman dated October 10, 2006	(n)
10.42#	Stock Unit Agreement by and between Herbalife Ltd. and Brett R. Chapman dated October 10, 2006	(n)
10.43#	Amendment dated October 10, 2006, to Stock Option Agreement by and between Herbalife Ltd. and Brett R. Chapman dated September 1, 2004	(n)
10.44#	Amendment dated October 10, 2006, to Stock Option Agreement by and between Herbalife Ltd. and Brett R. Chapman dated December 1, 2004	(n)
10.45#	Amendment dated October 10, 2006, to Stock Option Agreement by and between Herbalife Ltd. and Brett R. Chapman dated April 27, 2005	(n)
10.46#	Employment Agreement by and between Herbalife Ltd. and Richard P. Goudis dated October 24, 2006	(o)
10.47#	Stock Unit Agreement by and between Herbalife Ltd. and Richard P. Goudis dated October 24, 2006	(o)
10.48#	Amendment dated October 24, 2006, to Stock Option Agreement by and between Herbalife Ltd. and Richard P. Goudis dated June 14, 2004	(o)
10.49#	Amendment dated October 24, 2006, to Stock Option Agreement by and between Herbalife Ltd. and Richard P. Goudis dated September 1, 2004	(o)
10.50#	Amendment dated October 24, 2006, to Stock Option Agreement by and between Herbalife Ltd. and Richard P. Goudis dated December 1, 2004	(o)
10.51#	Amendment dated October 24, 2006, to Stock Option Agreement by and between Herbalife Ltd. and Richard P. Goudis dated April 27, 2005	(o)
10.52#	Form of Herbalife Ltd. 2005 Stock Incentive Plan Stock Unit Award Agreement applicable to Michael O Johnson	(p)
10.53#	Form of Herbalife Ltd. 2005 Stock Incentive Plan Stock Appreciation Right Award Agreement applicable to Michael O. Johnson	(p)
10.54#	Form of Herbalife Ltd. 2005 Stock Incentive Plan Stock Unit Award Agreement applicable to Messrs. Richard P. Goudis and Brett R. Chapman	(p)
10.55#	Form of Herbalife Ltd. 2005 Stock Incentive Plan Stock Appreciation Right Award Agreement applicable to Messrs. Richard P. Goudis and Brett R. Chapman	(p)
10.56#	Form of Herbalife Ltd. 2005 Stock Incentive Plan Stock Unit Award Agreement	(p)
10.57#	Form of Herbalife Ltd. 2005 Stock Incentive Plan Stock Appreciation Right Award Agreement	(p)

Exhibit Number	Description	Reference
10.58	First Amendment dated June 21, 2007, to Form of Credit Agreement, dated as of July 21, 2006, by and among Herbalife International Inc., Herbalife Ltd., WH Intermediate Holdings Ltd., HBL Ltd., WH Luxembourg Holdings S.á.R.L., Herbalife International Luxembourg S.á.R.L., HLF Luxembourg Holdings, S.á.R.L., WH Capital Corporation, WH Luxembourg Intermediate Holdings S.á.R.L., HV Holdings Ltd., Herbalife Distribution Ltd., Herbalife Luxembourg Distribution S.á.R.L., and the Subsidiary Guarantors party thereto in favor of Merrill Lynch Capital Corporation, as Collateral Agent	(q)
10.59	Second Amendment dated September 17, 2007, to Form of Credit Agreement, dated as of July 21, 2006, by and among Herbalife International Inc., Herbalife Ltd., WH Intermediate Holdings Ltd., HBL Ltd., WH Luxembourg Holdings S.á.R.L., Herbalife International Luxembourg S.á.R.L., HLF Luxembourg Holdings, S.á.R.L., WH Capital Corporation, WH Luxembourg Intermediate Holdings S.á.R.L., HV Holdings Ltd., Herbalife Distribution Ltd., Herbalife Luxembourg Distribution S.á.R.L., and the Subsidiary Guarantors party thereto in favor of Merrill Lynch Capital Corporation, as Collateral Agent	(q)
10.60	Third Amendment dated November 30, 2007, to Form of Credit Agreement, dated as of July 21, 2006, by and among Herbalife International Inc., Herbalife Ltd., WH Intermediate Holdings Ltd., HBL Ltd., WH Luxembourg Holdings S.á.R.L., Herbalife International Luxembourg S.á.R.L., HLF Luxembourg Holdings, S.á.R.L., WH Capital Corporation, WH Luxembourg Intermediate Holdings S.á.R.L., HV Holdings Ltd., Herbalife Distribution Ltd., Herbalife Luxembourg Distribution S.á.R.L., and the Subsidiary Guarantors party thereto in favor of Merrill Lynch Capital Corporation, as Collateral Agent	(r)
10.61#	Herbalife Ltd. Employee Stock Purchase Plan	(r)
10.62	Fourth Amendment dated February 21, 2008, to Form of Credit Agreement, dated as of July 21, 2006, by and among Herbalife International Inc., Herbalife Ltd., WH Intermediate Holdings Ltd., HBL Ltd., WH Luxembourg Holdings S.á.R.L., Herbalife International Luxembourg S.á.R.L., HLF Luxembourg Holdings, S.á.R.L., WH Capital Corporation, WH Luxembourg Intermediate Holdings S.á.R.L., HV Holdings Ltd., Herbalife Distribution Ltd., Herbalife Luxembourg Distribution S.á.R.L., and the Subsidiary Guarantors party thereto in favor of Merrill Lynch Capital Corporation, as Collateral Agent	(r)
10.63#	Employment Agreement dated as of March 27, 2008 between Michael O. Johnson and Herbalife International of America, Inc.	(s)
10.64#	Stock Unit Award Agreement by and between Herbalife Ltd. and Michael O. Johnson, dated March 27, 2008.	(s)
10.65#	Stock Appreciation Right Award Agreement by and between Herbalife Ltd. and Michael O. Johnson, dated March 27, 2008.	(s)
10.66#	Stock Appreciation Right Award Agreement by and between Herbalife Ltd. and Michael O. Johnson, dated March 27, 2008.	(s)
10.67#	Amendment No. 1 to Employment Agreement dated as of April 4, 2008 between Gregory L. Probert and Herbalife International of America, Inc.	(t)
10.68	Fifth Amendment dated September 25, 2008, to Form of Credit Agreement, dated as of July 21, 2006, by and among Herbalife International Inc., Herbalife Ltd., WH Intermediate Holdings Ltd., HBL Ltd., WH Luxembourg Holdings S.á.R.L., Herbalife International Luxembourg S.á.R.L., HLF Luxembourg Holdings, S.á.R.L., WH Capital Corporation, WH Luxembourg Intermediate Holdings S.á.R.L., HV Holdings Ltd., Herbalife Distribution Ltd., Herbalife Luxembourg Distribution S.á.R.L., and the Subsidiary Guarantors party thereto in favor of Merrill Lynch Capital Corporation, as Collateral Agent	(u)
10.69#	Amendment to Herbalife International Inc. 401K Profit Sharing Plan and Trust	(v)
10.70#	Amendment to Amended and Restated Independent Directors Deferred Compensation and Stock Unit Plan	(v)
10.71#	Form of Independent Directors Stock Appreciation Right Award Agreement	(v)
21.1	Subsidiaries of the Registrant	*

Exhibit Number	Description	Reference
23.1	Consent of KPMG LLP — Independent Registered Public Accounting Firm	*
31.1	Rule 13a-14(a) Certification of Chief Executive Officer	*
31.2	Rule 13a-14(a) Certification of Chief Financial Officer	*
32.1	Section 1350 Certification of Chief Executive Officer	*
32.2	Section 1350 Certification of Chief Financial Officer	*

* Filed herewith.

Management contract or compensatory plan or arrangement.

(a) Previously filed on October 1, 2004 as an Exhibit to the Company's registration statement on Form S-1 (File No. 333-119485) and is incorporated herein by reference.

(b) Previously filed on November 9, 2004 as an Exhibit to Amendment No. 2 to the Company's registration statement on Form S-1 (File No. 333-119485) and is incorporated herein by reference.

(c) Previously filed on December 2, 2004 as an Exhibit to Amendment No. 4 to the Company's registration statement on Form S-1 (File No. 333-119485) and is incorporated herein by reference.

(d) Previously filed on December 14, 2004 as an Exhibit to Amendment No. 5 to the Company's registration statement on Form S-1 (File No. 333-119485) and is incorporated herein by reference.

(e) Previously filed on February 17, 2005 as an Exhibit to the Company's registration statement on Form S-8 (File No. 333-122871) and is incorporated herein by reference.

(f) Previously filed on June 14, 2005 as an Exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.

(g) Previously filed on February 28, 2006 as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2005 and is incorporated herein by reference.

(h) Previously filed on November 22, 2005 as an Exhibit to the Company's registration statement on Form S-8 (File No. 129885).

(i) Previously filed on March 29, 2006 as an Exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.

(j) Previously filed on March 29, 2006 as an Exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.

(k) Previously filed on March 30, 2006 as an Exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.

(l) Previously filed on March 31, 2006 as an Exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.

(m) Previously filed on November 13, 2006 as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and is incorporated by reference.

(n) Previously filed on October 12, 2006 as an Exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.

(o) Previously filed on October 26, 2006 as an Exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.

(p) Previously filed on May 29, 2007 as an Exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.

(q) Previously filed on November 6, 2007 as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and is incorporated by reference.

(r) Previously filed on February 26, 2008 as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2007 and is incorporated herein by reference.

(s) Previously filed on April 7, 2008 as an Exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.

(t) Previously filed on April 9, 2008 as an Exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.

(u) Previously filed on November 3, 2008 as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and is incorporated by reference.

(v) Previously filed on May 4, 2009 as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and is incorporated by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Herbalife Ltd.:

We have audited the accompanying consolidated balance sheets of Herbalife Ltd. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Herbalife Ltd. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Herbalife Ltd. and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Los Angeles, California
February 23, 2010

HERBALIFE LTD.

CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008
	(In thousands, except share amounts)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 150,801	$ 150,847
Receivables, net of allowance for doubtful accounts of $3,982 (2009) and $8,988 (2008)	76,958	70,002
Inventories	145,962	134,392
Prepaid expenses and other current assets	101,181	89,214
Deferred income taxes	38,600	40,313
Total current assets	513,502	484,768
Property — at cost:		
Furniture and fixtures	5,254	3,878
Equipment	266,555	215,229
Leasehold improvements	53,592	45,796
	325,401	264,903
Less: accumulated depreciation and amortization	(147,392)	(89,411)
Net property	178,009	175,492
Deferred compensation plan assets	17,410	15,754
Other assets	21,306	22,578
Deferred financing costs, net of accumulated amortization of $1,778 (2009) and $1,287 (2008)	1,498	1,989
Marketing related intangibles and other intangible assets, net	311,782	310,060
Goodwill	102,543	110,677
Total assets	$1,146,050	$1,121,318
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 37,330	$ 41,084
Royalty overrides	144,689	130,369
Accrued compensation	65,043	60,629
Accrued expenses	107,943	104,795
Current portion of long-term debt	12,402	15,117
Advance sales deposits	22,261	12,603
Income taxes payable	40,298	37,302
Total current liabilities	429,966	401,899
NON-CURRENT LIABILITIES:		
Long-term debt, net of current portion	237,931	336,514
Deferred compensation plan liability	16,629	13,979
Deferred income taxes	77,613	103,675
Other non-current liabilities	24,600	23,520
Total liabilities	786,739	879,587
CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Common shares, $0.002 par value, 500.0 million shares authorized, 60.2 million (2009) and 61.4 million (2008) shares issued and outstanding	120	123
Paid-in capital in excess of par value	222,882	197,715
Accumulated other comprehensive loss	(23,396)	(28,614)
Retained earnings	159,705	72,507
Total shareholders' equity	359,311	241,731
Total liabilities and shareholders' equity	$1,146,050	$1,121,318

See the accompanying notes to consolidated financial statements.

HERBALIFE LTD.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2009	2008	2007
	(In thousands, except per share amounts)		
Product sales	$1,993,617	$2,032,293	$1,852,434
Handling & freight income	330,960	326,920	293,405
Net sales	2,324,577	2,359,213	2,145,839
Cost of sales	493,134	458,396	438,382
Gross profit	1,831,443	1,900,817	1,707,457
Royalty overrides	761,501	796,718	760,110
Selling, general and administrative expenses	773,911	771,847	634,190
Operating income	296,031	332,252	313,157
Interest expense, net	5,103	13,222	10,573
Income before income taxes	290,928	319,030	302,584
Income taxes	87,582	97,840	111,133
NET INCOME	$ 203,346	$ 221,190	$ 191,451
Earnings per share			
Basic	$ 3.32	$ 3.47	$ 2.75
Diluted	$ 3.22	$ 3.36	$ 2.63
Weighted average shares outstanding			
Basic	61,221	63,785	69,497
Diluted	63,097	65,769	72,714

See the accompanying notes to consolidated financial statements.

HERBALIFE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Shares	Paid-in Capital in Excess of par Value	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity	Comprehensive Income
	(In thousands)					
Balance at December 31, 2006	$143	$132,755	$ (782)	$ 221,774	$ 353,890	
Issuance of 1.8 million common shares from exercise of stock options, SARs and restricted stock grants	4	13,743			13,747	
Excess tax benefit from exercise of stock options, SARs and restricted stock grants		20,735			20,735	
Additional capital from share based compensation		12,904			12,904	
Repurchases of common shares	(18)	(19,265)		(346,500)	(365,783)	
Dividends ($0.60 per share)				(41,535)	(41,535)	
Net income				191,451	191,451	$191,451
Foreign currency translation adjustment			(2,523)		(2,523)	(2,523)
Unrealized loss on derivatives			(642)		(642)	(642)
Total comprehensive income						$188,286
Balance at December 31, 2007	$129	$160,872	$ (3,947)	$ 25,190	$ 182,244	
Issuance of 1.7 million common shares from exercise of stock options, SARs, warrants, employee stock purchase plan, and restricted stock grants	3	19,505			19,508	
Excess tax benefit from exercise of stock options, SARs and restricted stock grants		15,289			15,289	
Additional capital from share based compensation		17,788			17,788	
Repurchases of common shares	(9)	(15,739)		(123,173)	(138,921)	
Dividends ($0.80 per share)				(50,700)	(50,700)	
Net income				221,190	221,190	$221,190
Foreign currency translation adjustment			(24,770)		(24,770)	(24,770)
Unrealized gain on derivatives			103		103	103
Total comprehensive income						$196,523
Balance at December 31, 2008	$123	$197,715	$(28,614)	$ 72,507	$ 241,731	
Issuance of 0.9 million common shares from exercise of stock options, SARs, restricted stock grants, and employee stock purchase plan	2	7,882			7,884	
Excess tax benefit from exercise of stock options, SARs and restricted stock grants		3,587			3,587	
Additional capital from share based compensation		20,907			20,907	
Repurchases of common shares	(5)	(8,269)		(66,367)	(74,641)	
Dividends and Dividend Equivalents ($0.80 per share)		1,060		(49,781)	(48,721)	
Net income				203,346	203,346	$203,346
Foreign currency translation adjustment			5,248		5,248	5,248
Unrealized loss on derivatives			(30)		(30)	(30)
Total comprehensive income						$208,564
Balance at December 31, 2009	$120	$222,882	$(23,396)	$ 159,705	$ 359,311	

See the accompanying notes to consolidated financial statements.

HERBALIFE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 203,346	$ 221,190	$ 191,451
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	62,437	48,732	35,115
Excess tax benefits from share-based payment arrangements	(3,266)	(14,602)	(19,447)
Share based compensation expenses	20,907	17,788	12,904
Amortization of discount and deferred financing costs	491	481	335
Deferred income taxes	(11,226)	(4,103)	3,344
Unrealized foreign exchange transaction loss (gain)	4,809	15,243	(13,009)
Write-off of deferred financing costs & unamortized discounts	—	—	204
Other	340	1,963	1,391
Changes in operating assets and liabilities:			
Receivables	2,361	(18,529)	(2,381)
Inventories	(1,742)	(27,572)	26,765
Prepaid expenses and other current assets	(7,781)	(23,966)	(28,149)
Other assets	2,109	1,800	(3,967)
Accounts payable	(9,500)	8,922	(7,595)
Royalty overrides	9,102	13,375	5,751
Accrued expenses and accrued compensation	(3,461)	12,412	16,577
Advance sales deposits	8,779	1,917	(501)
Income taxes payable	4,700	24,191	49,956
Deferred compensation plan liability	2,651	(6,254)	2,067
NET CASH PROVIDED BY OPERATING ACTIVITIES	285,056	272,988	270,811
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property	(59,768)	(88,601)	(41,942)
Proceeds from sale of property	102	76	260
Deferred compensation plan assets	(1,656)	3,561	(1,708)
Acquisition of business	(10,000)	—	—
NET CASH USED IN INVESTING ACTIVITIES	(71,322)	(84,964)	(43,390)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid	(48,721)	(50,700)	(41,535)
Borrowings from long-term debt	211,974	118,000	293,700
Principal payments on long-term debt	(313,089)	(167,481)	(122,216)
Increase in deferred financing costs	—	(75)	(871)
Share repurchases	(74,641)	(138,921)	(365,783)
Excess tax benefits from share-based payment arrangements	3,266	14,602	19,447
Proceeds from exercise of stock options and sale of stock under employee stock purchase plan	7,884	19,508	13,747
NET CASH USED IN FINANCING ACTIVITIES	(213,327)	(205,067)	(203,511)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(453)	(19,517)	9,174
NET CHANGE IN CASH AND CASH EQUIVALENTS	(46)	(36,560)	33,084
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	150,847	187,407	154,323
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 150,801	$ 150,847	$ 187,407
CASH PAID DURING THE YEAR			
Interest paid	$ 10,011	$ 17,735	$ 14,799
Income taxes paid	$ 95,139	$ 73,939	$ 62,431
NON CASH ACTIVITIES			
Assets acquired under capital leases and other long-term debt	$ 388	$ 36,048	$ 7,085

See the accompanying notes to consolidated financial statements.

HERBALIFE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Herbalife Ltd., a Cayman Islands exempted limited liability company, or Herbalife, was incorporated on April 4, 2002. Herbalife Ltd. (and together with its subsidiaries, the "Company") is a leading global network marketing company that sells weight management, nutritional supplement, energy, sports & fitness products and personal care products through a network of approximately 2.0 million independent distributors, except in China, where the Company currently sells its products through retail stores, sales representatives, sales employees and licensed business providers. The Company reports revenue in six geographic regions: North America, which consists of the U.S., Canada and Jamaica; Mexico; South and Central America; EMEA, which consists of Europe, the Middle East and Africa; Asia Pacific (excluding China) which consists of Asia, New Zealand and Australia; and China.

2. Basis of Presentation

The Company's consolidated financial statements refer to Herbalife and its subsidiaries.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board, or FASB, issued Final Accounting Standards Update 2010-06, *Improving Disclosures about Fair Value Measurements,* or ASU 2010-06. ASU 2010-06 sets forth additional requirements and guidance regarding disclosures of fair value measurements. ASU 2010-06 requires the gross presentation of activity within the Level 3 fair value measurement roll forward and details of transfers in and out of Level 1 and 2 fair value measurements. It also clarifies two existing disclosure requirements of Accounting Standards Codification, or ASC, Topic 820, *Fair Value Measurements and Disclosures*, or ASC 820, relating to the level of disaggregation of fair value measurements and disclosures on inputs and valuation techniques. ASU 2010-06 is effective for fiscal years and interim periods beginning after December 15, 2009, except for the Level 3 roll forward, which is effective for fiscal years and interim periods beginning after December 15, 2010. The Company is assessing the potential effect of this guidance on the consolidated financial statements.

In June 2009, the FASB issued guidance to revise the approach to determine when a variable interest entity, or VIE, should be consolidated. The new consolidation model for VIE's considers whether the Company has the power to direct the activities that most significantly impact the VIE's economic performance and shares in the significant risks and rewards of the entity. The guidance on VIE's requires companies to continually reassess VIE's to determine if consolidation is appropriate and provide additional disclosures. The guidance is effective for the Company's 2010 fiscal year. The Company is assessing the potential effect of this guidance on the consolidated financial statements.

Significant Accounting Policies

In June 2009, the FASB issued the *FASB Accounting Standards Codification*, or the Codification, which is the single source of authoritative nongovernmental U.S. generally accepted accounting principles, or GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC reporting companies. The Codification, which changes the referencing of financial standards, became effective for interim and annual periods ending on or after September 15, 2009. All existing non-SEC accounting standards are superseded as described in the Codification. All other non-SEC accounting literature not included in the Codification is non-authoritative. The adoption of the Codification did not have a significant impact on the Company's consolidated financial statements and references to standards issued prior to the Codification have been replaced with a description of the applicable FASB authoritative guidance or with the updated accounting standard codification number.

Consolidation Policy

The consolidated financial statements include the accounts of Herbalife Ltd. and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

In December 2007, the FASB issued authoritative guidance relating to *Business Combinations* that establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. The guidance also modifies the recognition for preacquisition contingencies, such as environmental or legal issues, restructuring plans and acquired research and development value in purchase accounting. The guidance requires the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. The guidance also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. The Company adopted the guidance on January 1, 2009, which did not have a material impact on its consolidated financial statements.

During August 2009, the Company purchased certain assets of Micelle Laboratories, Inc., a Lake Forest, California contract manufacturer of food and nutritional supplements. The Company purchased the assets in order to strengthen its global manufacturing capabilities. The purchase price is not material to the Company's consolidated financial statements and for accounting purposes the acquisition, or the Micelle Acquisition, was recorded as a business combination pursuant to FASB ASC 805, *Business Combinations*. As of December 31, 2009, the Company's consolidated balance sheet at December 31, 2009 reflects preliminary amounts as the working capital adjustment relating to the Micelle Acquisition has not been finalized. These preliminary amounts may be adjusted in subsequent quarters during the measurement period.

Foreign Currency Translation

In substantially all of the countries that the Company operates, the functional currency is the local currency. Foreign subsidiaries' asset and liability accounts are translated for consolidated financial reporting purposes into U.S. dollar amounts at year-end exchange rates. Revenue and expense accounts are translated at the average rates during the year. Foreign exchange translation adjustments are included in accumulated other comprehensive loss on the accompanying consolidated balance sheets. Transaction gains and losses, which include the cost of the majority of foreign currency forward and option contracts and the related settlement gains and losses, are included in selling, general and administrative expenses in the accompanying consolidated statements of income. The Company recorded transaction losses of $7.7 million, $5.7 million, and $12.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Forward Exchange Contracts, Option Contracts and Interest Rate Swaps

The Company enters into forward exchange contracts and option contracts in managing its foreign exchange risk on sales to distributors, purchase commitments denominated in foreign currencies, intercompany transactions and bank loans. The Company also enters into interest rate swaps in managing its interest rate risk on its variable rate term loan. The Company does not use the contracts for trading purposes.

In accordance with FASB ASC Topic 815, *Derivatives and Hedging*, or ASC 815, the Company designates certain of its derivative instruments as cash flow hedges and formally documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction, at the time the derivative contract is executed. The Company assesses the effectiveness of the hedge both at inception and on an on-going basis and determines whether the hedge is highly or perfectly effective in offsetting changes in cash flows of the hedged item. The Company records the effective portion of changes in the estimated fair value in accumulated other comprehensive income (loss) and subsequently reclassifies the related amount of accumulated other comprehensive income (loss) to earnings when the hedged item and underlying transaction impacts earnings. If it is determined that a derivative has ceased to be a highly effective hedge, the Company will discontinue hedge accounting for such transaction. For derivatives that are not designated as hedges, all changes in estimated fair value are recognized in the consolidated statements of income.

On January 1, 2009, the Company adopted FASB authoritative guidance that requires additional financial statement disclosures on derivative instruments as required by ASC 815. This adoption did not have any financial impact on the Company's consolidated financial statements and only required additional financial statement disclosures on derivative instruments. The Company has applied the requirements of this standard on a prospective basis as disclosed in Note 11, *Derivative Instruments and Hedging Activities*. Accordingly, disclosures related to annual periods prior to the date of adoption have not been presented.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents are comprised primarily of money market accounts and foreign and domestic bank accounts. To reduce its credit risk, the Company monitors the credit standing of the financial institutions that hold the Company's cash and cash equivalents.

Currency restrictions enacted by the Venezuelan government in 2003 have become more restrictive and have impacted the ability of the Company's subsidiary in Venezuela, Herbalife Venezuela, to obtain U.S. dollars at the official foreign exchange rate from the Venezuelan government and its Foreign Exchange Commission, CADIVI. The application and approval processes have been intermittently delayed in recent periods. In certain instances, the Company has made appropriate applications through CADIVI, for approval to obtain U.S. dollars to pay for imported products and an annual dividend at the official exchange rate, which represents the exchange rate the Company expects to settle these CADIVI registered balances. Therefore, these CADIVI registered balances were recorded and remeasured at the official exchange rate at December 31, 2009. In other instances, in order to timely provide products to its distributors, the Company did not register certain products with CADIVI, or non-CADIVI registered, but instead has used a legal parallel market mechanism for payment.

During the fourth quarter of 2009, due to the currency restrictions in obtaining U.S. dollars at the official currency exchange rate and in order to mitigate the Company's currency exchange risk in Venezuela, Herbalife Venezuela entered into a series of parallel market transactions and exchanged 105.0 million Bolivars for approximately \$19.5 million U.S. dollars at an average rate of approximately 5.4 Bolivars per U.S. dollar. Also, during the fourth quarter of 2009, Herbalife Venezuela settled \$13.6 million of its U.S. dollar denominated non-CADIVI registered intercompany shipment payables that were initially recorded and then subsequently remeasured at the parallel market exchange rate. Therefore, the settlement of these intercompany shipment payables did not result in any net foreign exchange gains or losses recorded in the accompanying consolidated statement of income for the year ended December 31, 2009. Incremental costs of \$18.8 million, related to the importation of products into Venezuela at the unfavorable parallel market exchange rate, were recorded in costs of sales in the Company's 2009 consolidated statement of income. See Note 15, *Subsequent Event,* for further information on Herbalife Venezuela.

As of December 31, 2009, Herbalife Venezuela's \$5.9 million U.S. dollar cash and cash equivalents residing in its U.S. dollar bank account were remeasured to Bolivars at the parallel market exchange rate of approximately 5.9 Bolivars per U.S. dollar. These remeasured cash and cash equivalents were translated at the official rate of 2.15 Bolivars per U.S. dollar and reported as \$15.8 million in the Company's consolidated balance sheet at December 31, 2009. In the Company's specific facts and circumstances, U.S. GAAP requires the Company to use the dividend remittance rate (the official exchange rate) for translation purposes and the parallel market exchange rate (the applicable rate at which a particular transaction could be settled), for certain remeasurement purposes. Due to the difference between the remeasurement rate and translation rate, the cash and cash equivalents relating to Herbalife Venezuela reported on the Company's consolidated balance sheet at December 31, 2009, is \$9.9 million greater than the U.S. dollar amount residing in Herbalife Venezuela's U.S. dollar bank account and therefore does not necessarily reflect the true purchasing power of the reported U.S. dollar cash and cash equivalents. On January 1, 2010, the Company recorded this $9.9 million as a pre-tax foreign exchange loss in the Company's 2010 consolidated statement of income upon Venezuela becoming a highly inflationary economy effective January 1, 2010. See Note 15, *Subsequent Event* for further information on Venezuela becoming highly inflationary.

At December 31, 2009, Herbalife Venezuela had reported cash and cash equivalents of approximately $34.2 million of which $15.8 million was denominated in U.S. dollars and $18.4 million was denominated in Bolivars. The cash and cash equivalents were translated at the official exchange rate, which is the rate applicable for dividend remittance.

For the year ended December 31, 2009, Herbalife Venezuela's net sales represented approximately 4% of the Company's consolidated worldwide net sales.

Accounts Receivable

Accounts receivable consist principally of receivables from credit card companies, arising from the sale of products to the Company's distributors, and receivables from importers, who are utilized in a limited number of countries to sell products to distributors. Due to the geographic dispersion of its credit card receivables, the collection risk is not considered to be significant. Although receivables from importers can be significant, the Company performs ongoing credit evaluations of its importers and maintains an allowance for potential credit losses. The Company believes that it provides adequate allowances for receivables from its distributors and importers.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted FASB authoritative guidance as it applies to the nonfinancial assets and nonfinancial liabilities. The FASB authoritative guidance clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about fair value measurements. As disclosed in Note 14, *Fair Value Measurements,* the Company has properly measured and disclosed its financial instruments.

The Company has estimated the fair value of its financial instruments using the following methods and assumptions:

- The carrying amounts of cash and cash equivalents, receivables and accounts payable approximate fair value due to the short-term maturities of these instruments;
- The fair value of option and forward contracts are based on dealer quotes; and
- The carrying values of the Company's variable rate debt instruments are considered to approximate their fair values because interest rates of those instruments approximate current rates offered to the Company.

Inventories

Inventories are stated at lower of cost (on the first-in, first-out basis) or market. The Company had reserves for obsolete and slow moving inventory totaling $9.3 million and $11.6 million as of December 31, 2009 and 2008, respectively.

Deferred Financing Costs

Deferred financing costs represent fees and expenses related to the borrowing of the Company's long-term debt and are amortized over the term of the related debt.

Long-Lived Assets

Depreciation of furniture, fixtures, and equipment (includes computer hardware and software) is computed on a straight-line basis over the estimated useful lives of the related assets, which range from three to ten years. Leasehold improvements are amortized on a straight-line basis over the life of the related asset or the term of the lease, whichever is shorter. Depreciation of furniture, fixtures, equipment, and leasehold improvements totaled \$62.2 million, \$48.7 million and \$33.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Long-lived assets are reviewed for impairment, based on undiscounted cash flows, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Measurement of an impairment loss is based on the estimated fair value of the asset.

Goodwill and marketing related intangible assets with indefinite lives are evaluated on an annual basis for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired. During the years ended December 31, 2009, 2008 and 2007, there was no goodwill or marketing related intangible asset impairments. At December 31, 2009, 2008 and 2007, the marketing related intangible asset balance was \$310.0 million. As of December 31, 2009, 2008 and 2007, the goodwill balance was \$102.5 million, \$110.7 million and \$111.5 million, respectively. The \$8.2 million net decrease in goodwill in 2009 from 2008 was primarily due to a \$12.1 million decrease relating to a change in deferred tax liability partially offset by a \$3.9 million increase related to the Micelle Acquisition. The \$0.8 million decrease in goodwill in 2008 from 2007 was primarily due to the effect of the settlement of an international tax audit related to a pre-acquisition period.

Intangible assets with finite lives are amortized over their expected lives, which are two years for product certifications, three years for the distributor network and non-compete agreements, five years for product formulas and seven years for customer relationships. At December 31, 2008, intangible assets with finite lives had been fully amortized. During fiscal year 2009, the Company's intangible assets with finite lives increased to \$1.7 million, net of \$0.2 million amortization, due to the Micelle Acquisition. The annual amortization expense for finite life intangibles was \$0.2 million, zero and \$1.8 million for the years ended December 31, 2009, 2008 and 2007, respectively. At December 31, 2009, the annual expected amortization expense is as follows: 2010 – \$0.5 million; 2011 – \$0.5 million; 2012 – \$0.3 million; 2013 – \$0.2 million; 2014 – \$0.1 million; and thereafter – \$0.1 million.

Income Taxes

Income tax expense includes income taxes payable for the current year and the change in deferred income tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. A valuation allowance is recognized to reduce the carrying value of deferred income tax assets if it is believed to be more likely than not that a component of the deferred income tax assets will not be realized.

In July 2006, the FASB issued authoritative guidance that clarifies the accounting and reporting for uncertainties in income taxes recognized in an enterprise's financial statements. The interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company adopted FASB authoritative guidance at the beginning of fiscal year 2007 and it did not have a material impact on the Company's consolidated financial statements. See Note 12, *Income Taxes,* for further discussion on income taxes.

Royalty Overrides

An independent distributor may earn commissions, called royalty overrides or production bonuses, based on retail volume. Such commissions are based on the retail sales volume of certain other members of the independent sales force who are sponsored by the distributor. In addition, such commissions are recorded when the products are shipped. Non-U.S. royalty checks that have aged, for a variety of reasons, beyond a certainty of being paid, are taken back into income. Management has calculated this period of certainty to be three years worldwide.

Comprehensive Income

Comprehensive income consists of net earnings, foreign currency translation adjustments and the effective portion of the unrealized gains or losses on derivatives. Comprehensive income is presented in the consolidated statements of shareholders' equity and comprehensive income.

Components of accumulated other comprehensive loss consisted of the following (in thousands):

	December 31,		
	2009	2008	2007
Foreign currency translation adjustment	$(22,435)	$(27,683)	$(2,913)
Unrealized loss on derivatives, net of tax	(961)	(931)	(1,034)
Total accumulated other comprehensive loss	$(23,396)	$(28,614)	$(3,947)

Operating Leases

The Company leases all of its physical properties under operating leases. Certain lease agreements generally include rent holidays and tenant improvement allowances. The Company recognizes rent holiday periods on a straight-line basis over the lease term beginning when the Company has the right to the leased space. The Company also records tenant improvement allowances and rent holidays as deferred rent liabilities and amortizes the deferred rent over the terms of the lease to rent.

Research and Development

The Company's research and development is performed by in-house staff and outside consultants. For all periods presented, research and development costs were expensed as incurred and were not material.

Earnings Per Share

Basic earnings per share represents net income for the period common shares were outstanding, divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share represents net income divided by the weighted average number of common shares outstanding, inclusive of the effect of dilutive securities such as outstanding stock options, stock appreciation rights, stock units and warrants.

The following are the common share amounts used to compute the basic and diluted earnings per share for each period (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Weighted average shares used in basic computations	61,221	63,785	69,497
Dilutive effect of exercise of equity grants outstanding	1,734	1,803	2,941
Dilutive effect of warrants	142	181	276
Weighted average shares used in diluted computations	63,097	65,769	72,714

Equity grants, such as stock options, stock appreciation rights, or stock units, of 2.8 million, 2.3 million and 1.0 million at prices ranging from $19.82 to $48.64, $38.54 to $48.64, and $39.86 to $45.46 were outstanding during the years ended December 31, 2009, 2008 and 2007, respectively, but were not included in the computation of diluted earnings per share because their effect would be anti-dilutive.

Revenue Recognition

Revenue is recognized when products are shipped and title and risk of loss passes to the independent distributor or importer. Sales are recognized on a net sales basis, which reflects product returns, net of discounts referred to as "distributor allowances," and amounts billed for freight and handling costs. Freight and handling costs paid by the Company are included in cost of sales. The Company generally receives the net sales price in cash or through credit card payments at the point of sale. The Company currently presents sales taxes collected from customers on a net basis. Related royalty overrides and allowances for product returns are recorded when the merchandise is shipped.

Allowances for product returns, primarily in connection with the Company's buyback program, are provided at the time the sale is recorded. This accrual is based upon historic return rates for each country and the relevant return pattern, which reflects anticipated returns to be received over a period of up to 12 months following the original sale.

Share-Based Payments

The Company accounts for share-based compensation in accordance with FASB authoritative guidance which requires the measurement of share-based compensation expense for all share-based payment awards made to employees for service. The Company measures share-based compensation cost at the grant date, based on the fair value of the award, and recognizes the expense on a straight-line basis over the employee's requisite service period.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which the Company believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, and foreign currency have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Changes in estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

3. Inventories

Inventories consist primarily of finished goods available for resale and can be categorized as follows (in millions):

	December 31,	
	2009	2008
Weight Management, Targeted Nutrition and Energy, Sports and Fitness	$123.6	$102.5
Outer Nutrition	11.4	10.5
Literature, Promotional and Others	11.0	21.4
Total Inventories	$146.0	$134.4

Total inventories are presented net of the reserves for obsolete and slow moving inventory of $9.3 million and $11.6 million at December 31, 2009 and 2008, respectively.

4. Long-Term Debt

Long-term debt consists of the following (in millions):

	December 31, 2009	December 31, 2008
Borrowings under senior credit facility	$236.4	$324.5
Capital leases	4.8	6.9
Other debt	9.1	20.2
	250.3	351.6
Less: current portion	12.4	15.1
Long-term portion	$237.9	$336.5

Interest expense was $9.7 million, $20.1 million and $16.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

On July 21, 2006, the Company entered into a $300.0 million senior secured credit facility, comprised of a $200.0 million term loan and a $100.0 million revolving credit facility, with a syndicate of financial institutions as lenders. In September 2007, the Company and its lenders amended the credit agreement, increasing the amount of the revolving credit facility by an aggregate principal amount of $150.0 million to $250.0 million primarily to finance the increase in its share repurchase program (See Note 8, *Shareholders' Equity*, for further discussion of the share repurchase program). The term loan bears interest at LIBOR plus a margin of 1.5%, or the base rate plus a margin of 0.50%, and matures on July 21, 2013. The revolving credit facility bears interest at LIBOR plus a margin of 1.25%, or the base rate plus a margin of 0.25%, and is available until July 21, 2012. On December 31, 2009 and 2008, the weighted average interest rate for the senior secured credit facility was 1.66% and 3.04%, respectively. The Company incurred approximately $2.3 million of debt issuance costs in connection with entering into the senior secured credit facility in July 2006, which are being amortized over the term of the senior secured credit facility.

The senior secured credit facility requires the Company to comply with a leverage ratio and an interest coverage ratio. In addition, the senior secured credit facility contains customary covenants, including covenants that limit or restrict the Company's ability to incur liens, incur indebtedness, make investments, dispose of assets, make certain restricted payments, merge or consolidate and enter into certain transactions with affiliates. As of December 31, 2009 and 2008, the Company was compliant with its debt covenants.

As of December 31, 2009, the Company is obligated to pay approximately $0.4 million of the term loan every quarter until June 30, 2013, and the remaining principal on July 21, 2013. As of December 31, 2009 and 2008, the amounts outstanding under the term loan were $145.4 million and $146.8 million, respectively.

During 2008, the Company borrowed an aggregate amount of $118.0 million and paid a total amount of $149.0 million of the revolving credit facility. During 2009, the Company borrowed an aggregate amount of $212.0 million and paid a total amount of $298.7 million of the revolving credit facility. As of December 31, 2009 and 2008, the amounts outstanding under the revolving credit facility were $91.0 million and $177.7 million, respectively.

Annual scheduled principal payments of long-term debt are: $1.5 million, $1.5 million, $92.5 million, and $140.9 million for the years ended December 31, 2010, 2011, 2012 and 2013, respectively.

Through the course of conducting regular business operations, certain vendors and government agencies may require letters of credit to be issued. As of December 31, 2009 and 2008, the Company had an aggregate of $2.8 million of issued but undrawn letters of credit.

5. Lease obligations

The Company has warehouse, office, furniture, fixtures and equipment leases, which expire at various dates through 2020. Under the lease agreements, the Company is also obligated to pay property taxes, insurance and maintenance costs.

Certain leases contain renewal options. Future minimum rental commitments for non-cancelable operating leases and capital leases at December 31, 2009, were as follows (in millions):

	Operating	Capital
2010	$ 35.8	$ 2.0
2011	26.4	1.7
2012	21.5	1.5
2013	19.4	—
2014	17.8	—
Thereafter	37.7	—
Total	$158.6	5.2
Less: amounts included above representing interest		(0.4)
Present value of net minimum lease payments		$ 4.8

Rental expense for the years ended December 31, 2009, 2008 and 2007, was $39.7 million, $40.8 million and $36.5 million, respectively.

Property under capital leases is included in property on the accompanying consolidated balance sheets as follows (in millions):

	December 31, 2009	December 31, 2008
Equipment	$ 15.8	$ 16.4
Less: accumulated depreciation	(12.2)	(10.7)
Total	$ 3.6	$ 5.7

6. Employee compensation plans

The Company maintains a profit sharing plan pursuant to Sections 401(a) and (k) of the Internal Revenue Code of 1986, as amended ("the Code"). The plan is available to substantially all employees who meet the length of service requirements. Prior to January 1, 2009, employees could elect to contribute between 2% to 17% of their compensation, and the Company would make matching contributions in an amount equal to one dollar for each dollar of deferred earnings not to exceed 3% of the participants' earnings. Participants partially vested in the Company contributions after one year and fully vested after five years. Effective January 1, 2009, the Company has amended its profit sharing plan. Starting January 1, 2009, employees may elect to contribute up to 75% of their compensation; however, contributions are limited to a maximum annual amount as set periodically by the Code. The Company will make matching contributions in an amount equal to one dollar for each dollar of deferred earnings up to the first 1%, and then make matching contributions in an amount equal to 50% of one dollar for each dollar on the subsequent 5% of deferred earnings. The contributions become fully vested after two years. The Company contributed $2.2 million, $2.0 million and $1.7 million to its profit sharing plan during the years ended December 31, 2009, 2008 and 2007, respectively.

The Company has non-qualified deferred compensation plans for select groups of management: the Herbalife Management Deferred Compensation Plan and the Herbalife Senior Executive Deferred Compensation Plan. The deferred compensation plans allow eligible employees to elect annually to defer up to 50% of their base annual salary and up to 100% of their annual bonus for each calendar year ("Annual Deferral Amount"). The Company makes matching contributions on behalf of each participant in the Senior Executive Deferred Compensation Plan. The Senior Executive Deferred Compensation Plan provides that the amount of the matching contributions is to be determined by the Company at its discretion. For 2009, the matching contribution was 3% of a participant's base salary.

Each participant in either of the non-qualified deferred compensation plans discussed above has, at all times, a fully vested and non-forfeitable interest in each year's contribution, including interest credited thereto, and in any Company matching contributions, if applicable. In connection with a participant's election to defer an Annual Deferral Amount, the participant may also elect to receive a short-term payout, equal to the Annual Deferral Amount plus interest. Such amount is payable in two or more years from the first day of the year in which the Annual Deferral Amount is actually deferred.

The total deferred compensation of the two non-qualified deferred compensation plans, net of participant contributions, was an expense of $2.6 million and $1.7 million for the years ended December 31, 2009 and 2007, respectively, and a benefit of $4.5 million for the year ended December 31, 2008. The total long-term deferred compensation liability under the two deferred compensation plans was $16.6 million and $14.0 million at December 31, 2009 and 2008, respectively.

The deferred compensation plans are unfunded and their benefits are paid from the general assets of the Company, except that the Company has contributed to a "rabbi trust" whose assets will be used to pay the benefits if the Company remains solvent, but can be reached by the Company's creditors if the Company becomes insolvent. The value of the assets in the "rabbi trust" was $17.4 million and $15.8 million as of December 31, 2009 and 2008, respectively.

7. Contingencies

The Company is from time to time engaged in routine litigation. The Company regularly reviews all pending litigation matters in which it is involved and establishes reserves deemed appropriate by management for these litigation matters when a probable loss estimate can be made.

As a marketer of dietary and nutritional supplements and other products that are ingested by consumers or applied to their bodies, the Company has been and is currently subjected to various product liability claims. The effects of these claims to date have not been material to the Company, and the reasonably possible range of exposure on currently existing claims is not material to the Company. The Company believes that it has meritorious defenses to the allegations contained in the lawsuits. The Company currently maintains product liability insurance with an annual deductible of $10 million.

On April 16, 2007, Herbalife International of America, Inc. filed a Complaint in the United States District Court for the Central District of California against certain former Herbalife distributors who had left the Company to join a competitor. The Complaint alleged breach of contract, misappropriation of trade secrets, intentional interference with prospective economic advantage, intentional interference with contract, unfair competition, constructive trust and fraud and seeks monetary damages, attorney's fees and injunctive relief. (*Herbalife International of America, Inc. v. Robert E. Ford, et al*) The court entered a Preliminary Injunction against the defendants enjoining them from further use and/or misappropriation of the Company's trade secrets on December 11, 2007. Defendants appealed the court's entry of the Preliminary Injunction to the U.S. Court of Appeals for the Ninth Circuit. That court affirmed, in relevant part, the Preliminary Injunction. On December 3, 2007, the defendants filed a counterclaim alleging that the Company had engaged in unfair and deceptive business practices, intentional and negligent interference with prospective economic advantage, false advertising and that the Company was an endless chain scheme in violation of California law and seeking restitution, contract rescission and an injunction. Both sides engaged in discovery and filed cross motions for Summary Judgment. On August 25,

2009, the court granted partial summary judgment for Herbalife on all of defendants' claims except the claim that the Company is an endless chain scheme which under applicable law is a question of fact that can only be determined at trial. The court denied defendants' motion for Summary Judgment on Herbalife's claims for misappropriation of trade secrets and breach of contract. On December 4, 2009 the Court ordered mediation to occur on February 8, 2010 and set a schedule for Herbalife's motion for summary judgment to dismiss the sole remaining counterclaim by the defendants, with a hearing scheduled for March 9, 2010 if all matters were not resolved before that date. The mediation occurred but did not resolve any issues. No date has been set for trial. The Company believes that there is merit to its remaining claims for relief and that it has meritorious defenses to the remaining counterclaim.

Certain of the Company's subsidiaries have been subject to tax audits by governmental authorities in their respective countries. In certain of these tax audits, governmental authorities are proposing that significant amounts of additional taxes and related interest and penalties are due. The Company and its tax advisors believe that there are substantial defenses to their allegations that additional taxes are owed, and the Company is vigorously contesting the additional proposed taxes and related charges.

These matters may take several years to resolve. While the Company believes it has meritorious defenses, it cannot be sure of their ultimate resolution. Although the Company has reserved an amount that the Company believes represents the most likely outcome of the resolution of these disputes, if the Company is incorrect in the assessment the Company may have to record additional expenses.

8. Shareholders' equity

The Company had 60.2 million, 61.4 million and 64.4 million common shares outstanding at December 31, 2009, 2008 and 2007, respectively. In December 2004, the Company authorized 7.5 million preference shares at $0.002 par value. The 7.5 million authorized preference shares remain unissued as of December 31, 2009. Preference shares may be issued from time to time in one or more series, each of such series to have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as determined by the Company's board of directors.

Dividends

The declaration of future dividends is subject to the discretion of the Company's board of directors and will depend upon various factors, including its earnings, financial condition, restrictions imposed by its credit agreement, cash requirements, future prospects and other factors deemed relevant by its board of directors. The senior credit facility, entered into on July 21, 2006, as amended, permits payments of dividends as long as no default or event of default exists and the sum of the amounts paid with respect to dividends and share repurchases does not exceed the sum of $450.0 million plus seventy five percent of cumulative consolidated net income from the first quarter of 2007 to the last day of the quarter most recently ended prior to the date of the dividend.

During the second quarter of 2007, the Company's board of directors adopted a regular quarterly cash dividend program. Since the adoption of the program, the Company's board of directors have authorized a $0.20 per common share cash dividend each quarter. The aggregate amount of dividends paid and declared during the fiscal years ended December 31, 2009, 2008 and 2007 was approximately $48.7 million, $50.7 million and $41.5 million, respectively.

Share Repurchases

On April 18, 2007, the Company's board of directors authorized the repurchase of up to $300 million of the Company's common shares during the next two years, at such times and prices as determined by Company management, as market conditions warrant. On August 23, 2007, the Company's board of directors approved an increase of $150 million to its previously authorized share repurchase program raising the total value of Company common shares authorized to be repurchased to $450 million. On May 20, 2008, the Company's board of directors approved an additional increase of $150 million to the share repurchase program raising the total value of Company common shares authorized to be repurchased to $600 million. On April 17, 2009, the Company's share repurchase program adopted on April 18, 2007 expired pursuant to its terms. On April 30, 2009, the Company announced that its board of directors authorized a new program for the Company to repurchase up to $300 million of Herbalife common shares during the next two years, at such times and prices as determined by the Company's management as market conditions warrant. As of December 31, 2009, the approximate dollar value of shares that could be repurchased under the Company's share repurchase program was approximately $226.8 million.

During the year ended December 31, 2009, the Company repurchased 2.0 million of its common shares through open market purchases at an aggregate cost of approximately $73.2 million or an average cost of $36.60 per share. During the year ended December 31, 2008, the Company repurchased approximately 4.6 million of common shares through open market purchases at an aggregate cost of $137.0 million, or an average cost of $29.60 per share. During the year ended December 31, 2007, the Company repurchased approximately 9.1 million of its common shares through open market purchases at an aggregate cost of $365.8 million or an average cost of $40.42 per share.

The aggregate purchase price of the common shares that the Company repurchased was reflected as a reduction to shareholders' equity. The Company allocated the purchase price of the repurchased shares as a reduction to retained earnings, common stock and additional paid-in capital.

The number of shares issued upon vesting or exercise for certain restricted stock units and stock appreciation rights granted, pursuant to the Company's share-based compensation plans, is net of the minimum statutory withholding requirements that the Company pays on behalf of its employees. Although shares withheld are not issued, they are treated as common share repurchases for accounting purposes, as they reduce the number of shares that would have been issued upon vesting.

9. Share-Based Compensation

The Company has five share-based compensation plans, the WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan, or the Management Plan, the WH Holdings (Cayman Islands) Ltd. Independent Directors Stock Incentive Plan, or the Independent Directors Plan, the Herbalife Ltd. 2004 Stock Incentive Plan, or the 2004 Stock Incentive Plan, the Herbalife Ltd. 2005 Stock Incentive Plan, or the 2005 Stock Incentive Plan, and the Herbalife Ltd. Independent Directors Deferred Compensation and Stock Unit Plan, or the Independent Director Stock Unit Plan. The Management Plan provides for the grant of options to purchase common shares of Herbalife to members of the Company's management. The Independent Directors Plan provides for the grant of options to purchase common shares of Herbalife to the Company's independent directors. The 2004 Stock Incentive Plan replaced the Management Plan and the Independent Directors Plan and after the adoption thereof, no additional awards were made under either the Management Plan or the Independent Directors Plan. However, the shares remaining available for issuance under these plans were absorbed by and became available for issuance under the 2004 Stock Incentive Plan. The terms of the 2005 Stock Incentive Plan are substantially similar to the terms of the 2004 Stock Incentive Plan. The 2005 Stock Incentive Plan authorizes the issuance of 4,000,000 common shares pursuant to awards granted under the plan, plus any shares that remained available for issuance under the 2004 Stock Incentive Plan at the time of the adoption of the 2005 Stock Incentive Plan. The purpose of the Independent Directors Stock Unit Plan is to facilitate equity ownership in the Company by its independent directors through the award of stock units. At December 31, 2009 approximately 0.9 million common shares remain available for future issuance.

The Company's share-based compensation plans provide for grants of stock options, stock appreciation rights, or SARS, and stock units, which are collectively referred to herein as awards. Stock options typically vest quarterly over a five-year period beginning on the grant date, and certain stock option grants vest over a period of less than five years. Certain SARS vest quarterly over a five-year period beginning on the grant date. Other SARS vest annually over a three-year period. The contractual term of stock options and SARS is ten years. Stock unit awards under the 2005 Incentive Plan, or Incentive Plan Stock Units, vest annually over a three year period which is equal to the contractual term. Stock units awarded under the Independent Directors Stock Unit Plan, or Independent Director Stock Units, vest at a rate of 25% on each January 15, April 15, July 15 and October 15. In January 2009, the Company amended the Independent Directors Plan to comply with newly issued Internal Revenue Code Section 457A to eliminate the deferral election and to move to SARS from stock units. In March 2008, the Company granted stock unit awards to its Chairman and Chief Executive Officer, which vest over a four-year period at a rate of 30% during each of the first three years and 10% during the fourth year. In February 2009, the Company granted stock units and stock appreciation rights subject to continued service, one-third of which vest on the third anniversary of the date of grant, one-third of which vest on the fourth anniversary of the date of grant, and the remaining one-third of which vest on the fifth anniversary of the date of grant. Awards can be subject to market conditions, or market condition awards, or to continued service with the Company, or service condition awards. All awards granted by the Company are either market condition awards or service condition awards. Unless otherwise determined at the time of grant, the value of each stock unit shall be equal to one common share of Herbalife. The Company's stock compensation awards outstanding as of December 31, 2009 include stock options, SARS, and stock units.

In March 2008, the Company granted SARS with market conditions to its Chairman and Chief Executive Officer which will fully vest at the end of four years subject to his continued employment through that date and the achievement of certain conditions related to the market value of the Company's common shares. The market conditions include targets for stock price appreciation of both a 10% and a 15% compound annual growth rate.

The Company records compensation expense over the requisite service period which is equal to the vesting period. For awards granted on or after January 1, 2006, the compensation expense is recognized on a straight-line basis over the vesting term. Stock-based compensation expense is included in selling, general and administrative expenses in the consolidated statements of income. For the years ended December 31, 2009, 2008 and 2007, share-based compensation expense, relating to service condition awards, amounted to $18.4 million, $15.9 million and $13.4 million, respectively. For the year ended December 31, 2009 and 2008, share-based compensation expense, relating to market condition awards, amounted to $2.7 million and $1.9 million, respectively. For the years ended December 31, 2009, 2008 and 2007, the related income tax benefits recognized in earnings for all awards amounted to $7.9 million, $6.7 million and $5.0 million, respectively.

As of December 31, 2009, the total unrecognized compensation cost related to non-vested service condition stock awards was $23.9 million and the related weighted-average period over which it is expected to be recognized is approximately 1.4 years. As of December 31, 2009, the total unrecognized compensation cost related to non-vested market condition stock awards was $6.5 million and the related weighted-average period over which it is expected to be recognized is approximately 2.2 years.

For the years ended December 31, 2009, 2008 and 2007, excess tax benefits of $3.6 million, $15.3 million and $20.7 million, respectively, were generated from exercises of awards.

The fair value of each service condition and market condition award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model and Monte Carlo lattice model, respectively. The expected term of the award is based on the simple average of the average vesting period and the life of the award, or the simplified method, because of the limited historical data. All groups of employees have been determined to have similar historical exercise patterns for valuation purposes. The expected volatility of the award is primarily based upon the historical volatility of the Company's common shares and it is also validated against the volatility rates of a peer group of companies. The risk free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the award. The expected dividend yield assumption is based on the Company's historical and expected amount of dividend payouts.

There were no stock option awards granted during the years ended December 31, 2009, 2008 and 2007. The following table summarizes the weighted average assumptions used in the calculation of the fair value for service condition awards for the years ended December 31, 2009, 2008 and 2007:

	SARS Year Ended December 31,			Incentive Plan Stock Units Year Ended December 31,		
	2009	2008	2007	2009	2008	2007
Expected volatility	48.52%	39.49%	40.98%	48.54%	39.51%	40.87%
Dividends yield	5.71%	2.01%	2.00%	zero	zero	zero
Expected term	6.5 years	6.2 years	6.2 years	4.4 years	2.8 years	2.5 years
Risk-free interest rate	2.28%	2.61%	4.63%	1.71%	2.00%	4.44%

	Independent Director's Stock Units Year Ended December 31,			Independent Director's SARS Year Ended December 31,		
	2009	2008	2007	2009	2008	2007
Expected volatility	—	39.73%	41.82%	48.60%	—	—
Dividends yield	—	zero	zero	5.77%	—	—
Expected term	—	3.0 years	3.0 years	3.8 years	—	—
Risk-free interest rate	—	2.49%	5.00%	1.41%	—	—

There were no market condition awards granted during the years ended December 31, 2009 and 2007. For market condition awards granted during the year ended December 31, 2008, the following table summarizes the weighted average assumptions used in the calculation of the fair value:

	SARS Year Ended December 31, 2008
Expected volatility	38.5%
Dividends yield	1.64%
Expected term	5.5 years
Risk-free interest rate	2.61%

The following tables summarize the activity under all share-based compensation plans, which includes all stock awards, for the year ended December 31, 2009:

Stock Options & SARS	Awards	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value(1)
	(In thousands)			(In millions)
Outstanding at December 31, 2008	6,967	$26.32	6.2 years	$ 27.6
Granted	1,545	$14.43		
Exercised	(650)	$11.77		
Forfeited	(490)	$30.40		
Outstanding at December 31, 2009(2)	7,372	$24.84	5.9 years	$123.6
Exercisable at December 31, 2009	4,256	$20.15	4.7 years	$ 87.2

(1) The intrinsic value is the amount by which the current market value of the underlying stock exceeds the exercise price of the stock award.

(2) Includes 0.8 million market condition awards that were outstanding as of December 31, 2009.

Incentive Plan and Independent Directors Stock Units	Shares	Weighted Average Grant Date Fair Value	Aggregate Fair Value
	(In thousands)		(In millions)
Outstanding and nonvested at December 31, 2008	476.3	$43.41	$20.7
Granted	437.8	$14.68	6.5
Vested	(168.5)	$42.38	(7.0)
Cancelled	(56.1)	$35.98	(2.0)
Outstanding and nonvested at December 31, 2009	689.5	$26.35	18.2

The weighted-average grant date fair value of service condition awards granted during the years ended December 31, 2009, 2008 and 2007 was $6.42, $23.58 and $19.54, respectively. The weighted-average grant date fair value of market condition awards granted during the year ended December 31, 2008 was $14.59. The total intrinsic value of service condition awards exercised during the years ended December 31, 2009, 2008 and 2007 was $16.4 million, $45.8 million and $60.1 million, respectively. There were no market condition awards exercised during the years ended December 31, 2009, 2008 and 2007.

Employee Stock Purchase Plan

During 2007, the Company adopted a qualified employee stock purchase plan, or ESPP, which was implemented during the first quarter of 2008. In connection with the adoption of the ESPP, the Company has reserved for issuance a total of 1 million common shares. At December 31, 2009, approximately 960,807 common shares remain available for future issuance. Under the terms of the ESPP, rights to purchase common shares may be granted to eligible qualified employees subject to certain restrictions. The ESPP enables the Company's eligible employees, through payroll withholdings, to purchase a limited number of common shares at 85% of the fair market value of a common share at the purchase date. Purchases are made on a quarterly basis.

10. Segment Information

The Company is a network marketing company that sells a wide range of weight management products, nutritional supplements and personal care products within one industry segment as defined under the FASB ASC Topic 280, *Segment Reporting*. The Company's products are manufactured by third party providers, in the Company's Suzhou China facility, and in its recently acquired manufacturing facility located in Lake Forest, California, and then are sold to independent distributors who sell Herbalife products to retail consumers or other distributors. Revenues reflect sales of products to distributors based on the distributors' geographic location.

The Company sells products in 72 countries throughout the world and is organized and managed by geographic regions. The Company aggregates its operating segments, excluding China, into one reporting segment, or the Primary Reporting Segment, as management believes that the Company's operating segments have similar operating characteristics and similar long term operating performance. In making this determination, management believes that the operating segments are similar in the nature of the products sold, the product acquisition process, the types of customers to whom products are sold, the methods used to distribute the products, and the nature of the regulatory environment. China has been identified as a separate reporting segment as it does not meet the criteria for aggregation.

During the first quarter of 2009, the Company changed its geographic regions as part of the Company's restructuring program by designating Mexico as its own region and combining South America and Central America into one region. These changes in geographic regions were implemented to create growth opportunities for distributors, support faster decision making across the organization by reducing the number of layers of management, improve the sharing of ideas and tools and accelerate growth in the Company's high potential markets. Historical information presented related to the Company's geographic regions has been reclassified to conform to the current geographic presentation. The operating information for the Primary Reporting Segment and China, and sales by product line are as follows:

	Year Ended December 31,		
	2009	2008	2007
		(In millions)	
Net Sales:			
Primary Reporting Segment:			
United States	$ 512.9	$ 477.6	$ 419.0
Mexico	263.0	352.2	370.8
Others	1,396.4	1,384.4	1,280.0
Total Primary Reporting Segment	2,172.3	2,214.2	2,069.8
China	152.3	145.0	76.0
Total Net Sales	$2,324.6	$2,359.2	$2,145.8
Operating Margin(1):			
Primary Reporting Segment:			
United States	$ 236.5	$ 197.6	$ 160.3
Mexico	103.2	154.5	152.4
Others	598.0	627.1	571.5
Total Primary Reporting Segment	937.7	979.2	884.2
China(2)	132.2	124.8	63.2
Total Operating Margin	$1,069.9	$1,104.0	$ 947.4
Selling, general and administrative expense	773.9	771.8	634.2
Interest expense net	5.1	13.2	10.6
Income before income taxes	290.9	319.0	302.6
Income taxes	87.6	97.8	111.1
Net Income	$ 203.3	$ 221.2	$ 191.5
Capital Expenditures:			
United States	$ 45.4	$ 91.7	$ 37.9
Mexico	1.4	1.4	1.6
China	3.7	3.7	2.7
Others	9.6	10.0	6.8
Total Capital Expenditures	$ 60.1	$ 106.8	$ 49.0

	Year Ended December 31,		
	2009	2008	2007
		(In millions)	
Net sales by product line:			
Weight Management	$1,464.8	$1,485.0	$1,359.4
Targeted Nutrition	493.7	491.8	433.4
Energy, Sports & Fitness	98.7	99.6	90.3
Outer Nutrition	128.3	146.6	144.2
Literature, Promotional and Other(3)	139.1	136.2	118.5
Total Net Sales	$2,324.6	$2,359.2	$2,145.8
Net sales by geographic region:			
North America(4)	$ 529.0	$ 496.9	$ 438.7
Mexico	263.0	352.2	370.8
South & Central America	366.9	383.6	313.9
EMEA(5)	504.2	570.7	567.7
Asia Pacific(6)	509.2	410.8	378.7
China	152.3	145.0	76.0
Total Net Sales	$2,324.6	$2,359.2	$2,145.8

(1) Operating margin consists of net sales less cost of sales and royalty overrides.

(2) Compensation to China sales employees and licensed business providers is included in selling, general and administrative expenses while distributor compensation for all other countries is included in royalty overrides.

(3) Product buybacks and returns in all product categories are included in the literature, promotional and other category.

(4) Consists of the U.S., Canada and Jamaica.

(5) Consists of Europe, Middle East and Africa.

(6) Consists of Asia (excluding China), New Zealand and Australia.

As of December 31, 2009 and 2008, total assets for the Company's Primary Reporting Segment were $1,097.1 million and $1,074.3 million, respectively. Total assets for the China segment were $49.0 million and $47.0 million as of December 31, 2009 and 2008, respectively.

As of December 31, 2009 and 2008, goodwill allocated to the Company's Primary Reporting Segment was $99.0 million and $107.2 million, respectively. Goodwill allocated to the China segment was $3.5 million as of December 31, 2009 and 2008.

As of December 31, 2009, the net property located in the U.S. and in all foreign countries was $145.3 million and $32.7 million, respectively. As of December 31, 2008, the net property located in the U.S. and in all foreign countries was $146.6 million and $28.9 million, respectively.

As of December 31, 2009, the deferred tax assets related to the U.S. and all the foreign countries was $43.5 million and $33.8 million, respectively. As of December 31, 2008, the deferred tax assets related to the U.S. and all foreign countries was $40.6 million and $31.4 million, respectively.

Most of the Company's foreign subsidiaries designate their local currencies as their functional currency. As of December 31, 2009 and 2008, the total amount of cash held by foreign subsidiaries reported in the Company's consolidated balance sheet was $149.6 million and $142.0 million, respectively, of which $11.9 million and

$9.7 million, respectively, was maintained or invested in U.S. dollars. See Note 2 for further discussion of Herbalife Venezuela's U.S. dollar cash and cash equivalents.

11. Derivative Instruments and Hedging Activities

Interest Rate Risk Management

The Company engages in an interest rate hedging strategy for which the hedged transactions are forecasted interest payments on the Company's variable rate term loan. The hedged risk is the variability of forecasted interest rate cash flows, where the hedging strategy involves the purchase of interest rate swaps. For the outstanding cash flow hedges on interest rate exposures at December 31, 2009, the maximum length of time over which the Company is hedging certain of these exposures is less than four years.

Under its senior secured credit facility, the Company was obligated to enter into interest rate hedges for up to 25% of the aggregate principal amount of the term loan for a minimum of three years. On August 23, 2006, the Company entered into an interest rate swap agreement. The agreement provided for the Company to pay interest for a three-year period at a fixed rate of 5.26% on the initial notional principal amount of $180.0 million while receiving interest for the same period at the LIBOR rate on the same notional principal amount. The notional amount was scheduled to be reduced by $20.0 million in the second, third and fourth quarters of each year commencing January 1, 2007 throughout the term of the swap. The swap had been designated as a cash flow hedge against the variability in the LIBOR interest rate on the new term loan at LIBOR plus 1.50%, thereby fixing the Company's effective rate on the notional amounts at 6.76%. In September 2009, the interest swap expired and was consequently settled. As of December 31, 2009, there were no amounts remaining in other comprehensive income relating to this expired interest swap and the swap had no value.

On June 26, 2009, the Company entered into an interest rate swap agreement, with an effective date of June 30, 2009, which expired on September 30, 2009. The swap notional amount was $20 million, where the Company paid three month LIBOR and received one month LIBOR plus 0.185%. As of December 31, 2009, the interest rate swap agreement expired and all outstanding amounts were settled. The Company had elected not to apply hedge accounting for this interest rate swap.

During August 2009, the Company entered into four interest rate swap agreements with an effective date of December 31, 2009. The agreements, collectively, provide for the Company to pay interest for less than a four-year period at a weighted average fixed rate of 2.78% on notional amounts aggregating to $140 million while receiving interest for the same period at the one month LIBOR rate on the same notional amounts. These agreements will expire in July 2013. These swaps have been designated as cash flow hedges against the variability in the LIBOR interest rate on the term loan at LIBOR plus 1.50%, thereby fixing the Company's weighted average effective rate on the notional amounts at 4.28%. The Company formally assesses both at inception and at least quarterly thereafter, whether the derivatives used in hedging transactions are effective in offsetting changes in cash flows of the hedged item. As of December 31, 2009, the hedge relationships qualified as effective hedges under the ASC 815. Consequently, all changes in the fair value of the derivatives are deferred and recorded in other comprehensive income (loss) until the related forecasted transactions are recognized in the consolidated statements of income.

The fair value of the interest rate swaps are based on third-party bank quotes. The table below describes the interest rate swaps and the fair value of the liabilities that were outstanding as of December 31, 2009 and 2008:

Interest Rate	Aggregate Notional Amounts	Average Swap Rate	Aggregate Fair Value	Maturity Dates
	(In millions)		(In millions)	
At December 31, 2009				
Interest Rate Swaps	$140.0	2.78%	$(2.6)	July 2013
At December 31, 2008				
Interest Rate Swap	$ 40.0	5.26%	$(1.0)	September 2009

Foreign Currency Instruments

The Company also designates certain derivatives, such as certain foreign currency forward and option contracts, as freestanding derivatives for which hedge accounting does not apply. The changes in the fair market value of the derivatives are included in selling, general and administrative expenses in the Company's consolidated statements of income. The Company uses foreign currency forward contracts to hedge foreign-currency-denominated intercompany transactions and to partially mitigate the impact of foreign currency fluctuations. The Company also uses foreign currency option contracts to partially mitigate the impact of foreign currency fluctuations. The fair value of the forward and option contracts are based on third-party bank quotes. As of December 31, 2009, substantially all of the Company's outstanding foreign currency forward contracts have maturity dates of less than one year with the majority of freestanding derivatives expiring within three months. There were no foreign currency option contracts outstanding as of December 31, 2009.

The Company also purchases foreign currency forward contracts in order to hedge forecasted inventory purchases and intercompany management fees that are designated as cash-flow hedges and are subject to foreign currency exposures. The Company applied the hedge accounting rules as required by ASC 815 for these hedges. These contracts allow the Company to sell Euros in exchange for U.S. dollars at specified contract rates. As of December 31, 2009, the aggregate notional amounts of these contracts outstanding were approximately $66.8 million and were expected to mature over the next fourteen months. The Company's derivative financial instruments are recorded on the consolidated balance sheet at fair value based on quoted market rates. For the forecasted inventory purchases, the forward contracts are used to hedge forecasted inventory purchases over specific months. Changes in the fair value of these forward contracts, excluding forward points, designated as cash-flow hedges are recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity, and are recognized in cost of sales in the consolidated statement of income during the period which approximates the time the hedged inventory is sold. The Company also hedges forecasted intercompany management fees over specific months. Changes in the fair value of these U.S. dollar forward contracts designated as cash flow hedges are recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity, and are recognized in selling, general and administrative expenses in the consolidated statement of income during the period when the hedged item and underlying transaction affect earnings. As of December 31, 2009 and December 31, 2008, the Company recorded an asset and liability at fair value of $2.3 million and $0.1 million, respectively, relating to all outstanding foreign currency contracts designated as cash-flow hedges. The Company assesses hedge effectiveness and measures hedge ineffectiveness at least quarterly. During the year ended December 31, 2009, the ineffective portion relating to these hedges was immaterial and the hedges remained effective as of December 31, 2009.

The table below describes all foreign currency forward contracts that were outstanding as of December 31, 2009 and 2008:

Foreign Currency	Average Contract Rate	Original Notional Amount (In millions)	Fair Value Gain (Loss) (In millions)
At December 31, 2009			
Buy EUR sell MXN	19.67	$ 32.6	$(1.6)
Buy JPN sell USD	90.60	16.9	(0.5)
Buy USD sell EUR	1.48	77.2	2.6
Buy CLP sell USD	523.79	5.3	0.2
Buy USD sell CLP	509.40	2.9	—
Buy HKD sell USD	7.75	6.5	—
Buy JPY sell EUR	131.55	3.3	—
Buy EUR sell JPY	131.59	3.3	—
Buy USD sell BRL	1.78	7.3	(0.1)
Buy USD sell ZAR	7.86	1.3	(0.1)
Buy ZAR sell USD	7.49	1.3	—
Buy USD sell PHP	47.49	6.3	(0.1)
Buy USD sell KRW	1,181.27	1.9	—
Buy USD sell INR	46.72	3.0	—
Buy USD sell COP	1,983.88	3.5	0.1
Buy EUR sell USD	1.43	45.2	—
Buy EUR sell HKD	11.26	2.6	—
Buy MXN sell USD	13.19	8.5	—
Buy GBP sell USD	1.63	5.7	—
Buy USD sell RUB	29.78	1.3	—
Buy COP sell USD	2,053.31	4.2	—
Buy KRW sell USD	1,167.38	1.9	—
Buy BRL sell USD	1.78	0.6	—
Buy EUR sell GBP	0.89	3.3	—
Buy MXN sell EUR	18.81	7.0	—
Buy PHP sell USD	46.47	3.2	—
Buy RUB sell USD	30.25	0.3	—
Buy USD sell MXN	13.15	1.7	—
Buy USD sell JPN	92.46	7.9	0.1
Total forward contracts		$266.0	$ 0.6

Foreign Currency	Average Contract Rate	Original Notional Amount (In millions)	Fair Value Gain (loss) (In millions)
At December 31, 2008			
Buy EUR sell MXN	19.42	$ 50.0	$(0.1)
Buy SEK sell EUR	11.00	2.0	—
Buy MYR sell EUR	4.87	0.7	—
Buy DKK sell EUR	7.46	1.5	—
Buy TWD sell EUR	45.95	5.0	—
Buy GBP sell EUR	0.97	1.8	—
Buy CLP sell USD	633.00	3.0	—
Buy GBP sell USD	1.46	3.6	—
Buy USD sell YEN	98.42	3.4	(0.3)
Buy USD sell EUR	1.41	99.6	1.3
Buy USD sell BRL	2.29	6.9	0.2
Buy USD sell MXN	11.18	13.7	2.9
Buy EUR sell USD	1.52	10.0	(0.9)
Buy MXN sell USD	11.56	19.8	(3.6)
Total forward contracts		$221.0	$(0.5)

The Company did not have any foreign currency option contracts outstanding as of December 31, 2009. The following table provides information about the details of the Company's foreign currency option contracts outstanding as of December 31, 2008:

Foreign Currency	Coverage (In millions)	Average Strike Price	Fair Value (In millions)
Purchase Puts (Company may sell EURO/buy USD) Euro	$10.0	1.52	$0.9
Purchase Puts (Company may sell MXN/buy USD) Mexican Peso	14.2	10.76	3.4
Total option contracts	$24.2		$4.3

The following tables summarize the derivative activity during the year ended December 31, 2009, relating to all the Company's derivatives.

Gains and Losses on Derivative Instruments

The following table summarizes gains (losses) relating to derivative instruments recorded in other comprehensive income (loss) during the year ended December 31, 2009:

	Amount of Gain (Loss) Recognized in Other Comprehensive Income (Loss) (In millions)
Derivatives designated as hedging instruments:	
Foreign exchange currency contracts relating to inventory and intercompany management fee hedges	$ 2.4
Interest rate swaps	$(2.6)

As of December 31, 2009, the estimated amount of existing net losses related to cash flow hedges recorded in accumulated other comprehensive income (loss) that are expected to be reclassified into earnings over the next twelve months is $1.7 million.

The following table summarizes gains (losses) relating to derivative instruments recorded to income during the year ended December 31, 2009:

	Amount of Gain (Loss) Recognized in Income	Location of Gain (Loss) Recognized in Income
	(In millions)	
Derivatives designated as hedging instruments:		
Foreign exchange currency contracts relating to inventory hedges and management fee hedges(1)	$ (0.3)	Selling, general and administrative expenses
Derivatives not designated as hedging instruments:		
Foreign exchange currency contracts	$(15.8)	Selling, general and administrative expenses

(1) For foreign exchange contracts designated as hedging instruments, the $0.3 million loss recognized in income represents the amounts excluded from the assessment of hedge effectiveness. There were no ineffective amounts reported for derivatives designated as hedging instruments.

The following table summarizes gains (losses) relating to derivative instruments reclassified from accumulated other comprehensive loss into income during the year ended December 31, 2009:

	Amount of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income (Loss) into Income	Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income (Loss) into Income (Effective Portion)
	(In millions)	
Derivatives designated as hedging instruments:		
Foreign exchange currency contracts relating to inventory hedges	$ 0.8	Cost of sales
Foreign exchange currency contracts relating to intercompany management fee hedges	$ —	Selling, general & administrative expenses
Interest rate swaps	$(1.0)	Interest expense, net

The following table presents the gross fair value of derivatives and their balance sheet location at December 31, 2009:

	Derivative Balance Sheet Location	Fair Value (In millions)
ASSETS:		
Derivatives designated as cash flow hedging instruments:		
Foreign exchange currency contracts relating to inventory and intercompany management fee hedges	Prepaid expenses and other current assets	$2.3
Derivatives not designated as cash flow hedging instruments:		
Foreign exchange currency contracts	Prepaid expenses and other current assets	$0.9
		$3.2
LIABILITIES:		
Derivatives designated as cash flow hedging instruments:		
Interest rate swaps	Accrued expenses	$2.6
Derivatives not designated as hedging instruments:		
Foreign exchange currency contracts	Accrued expenses	$2.6
		$5.2

12. Income Taxes

The components of income before income taxes are as follows (in millions):

	Year Ended December 31,		
	2009	2008	2007
Domestic	$ 94.9	$101.7	$154.3
Foreign	196.0	217.3	148.3
Total	$290.9	$319.0	$302.6

Income taxes are as follows (in millions of dollars):

	Year Ended December 31,		
	2009	2008	2007
Current:			
Foreign	$ 61.9	$ 48.4	$ 54.3
Federal	30.9	45.0	46.4
State	6.0	8.5	7.1
Deferred:			
Foreign	2.5	9.4	0.7
Federal	(13.1)	(12.6)	1.9
State	(0.6)	(0.9)	0.7
	$ 87.6	$ 97.8	$111.1

The significant categories of temporary differences that gave rise to deferred tax assets and liabilities are as follows (tax effected in millions):

	Year Ended December 31,	
	2009	2008
Deferred income tax assets:		
Accruals not currently deductible	$ 36.4	$ 31.3
Foreign tax credits and tax loss carryforwards of certain foreign subsidiaries	6.1	5.7
Depreciation/amortization	3.0	2.3
Deferred compensation plan	23.5	18.5
Deferred interest expense	56.8	9.0
Accrued state income taxes	0.5	1.1
Accrued vacation	3.5	2.9
Other	7.1	13.4
Gross deferred income tax assets	136.9	84.2
Less: valuation allowance	(59.6)	(12.2)
Net deferred income tax assets	$ 77.3	$ 72.0
Deferred income tax liabilities:		
Intangible assets	$110.7	$122.8
Inventory deductibles	0.3	0.8
Unrealized foreign exchange	1.8	4.6
Other	3.5	7.2
Net deferred income tax liabilities	$116.3	$135.4
Net deferred tax accounts	$ (39.0)	$ (63.4)

The Company recognizes valuation allowances on deferred tax assets reported if, based on the weight of the evidence it is more likely than not that some or all of the deferred tax assets will not be realized. The Company believes that the majority of its deferred tax assets will be realized because of the reversal of certain significant taxable temporary differences and anticipated future taxable income from operations.

At December 31, 2009, the Company's deferred tax assets consisted primarily of foreign tax loss carryforwards and deferred expenses and were reduced by valuation allowances of $59.6 million. The foreign tax loss carryforwards of $6.1 million expire in varying amounts between 2010 and indefinitely.

At December 31, 2009 the Company had approximately $75.1 million of unremitted earnings that were permanently re-invested in foreign subsidiaries of the US. In addition, the Company has permanently reinvested unremitted earnings in all operating subsidiaries of approximately $1.2 billion. Because they have been permanently reinvested, deferred taxes were not provided on these unremitted earnings. Further, it is impractical to determine the amount of unrecognized deferred taxes with respect to these unremitted earnings.

During the year ended December 31, 2009, the Company benefited from the terms of a tax holiday in the People's Republic of China. The tax holiday commenced on January 1, 2008 and will terminate on December 31, 2012. Under the terms of the holiday, the Company is subject to a zero tax rate in China during the 2008 and 2009 years and a concessionary tax rate in China for the remaining years included in the holiday period.

The applicable statutory income tax rate in the Cayman Islands was zero for Herbalife Ltd. for the years being reported. For purposes of the reconciliation between the provision for income taxes at the statutory rate and the provision for income taxes at the effective tax rate, a notional 35% tax rate is applied as follows (in millions of dollars):

	Year Ended December 31,		
	2009	2008	2007
		(In millions)	
Tax expense at United States statutory rate	$101.8	$111.7	$105.9
Increase (decrease) in tax resulting from:			
Differences between U.S. and foreign tax rates on foreign income, including withholding taxes	(31.1)	(9.7)	(0.1)
U.S. tax (benefit) on foreign income net of foreign tax credits	(24.6)	(26.3)	(8.7)
Increase (decrease) in valuation allowances	47.4	8.7	(2.9)
State taxes, net of federal benefit	4.7	5.4	4.8
Unrecognized tax benefits	(5.1)	5.7	7.1
Other	(5.5)	2.3	5.0
Total	$ 87.6	$ 97.8	$111.1

As of December 31, 2009, the total amount of the unrecognized tax benefits, including related interest and penalties was $49.1 million. The unrecognized tax benefits primarily relate to uncertainties from international transfer pricing issues, the deductibility of certain operating expenses in various jurisdictions, anticipated settlements in foreign tax audits and the expiration of the statute of limitations in several jurisdictions. If the total amount of unrecognized tax benefits was recognized, $39.3 million of unrecognized tax benefits, $7.4 million of interest and $2.4 million of penalties would impact the effective tax rate.

The Company accounts for the interest and penalties generated by tax contingencies as a component of income tax expense. During the year ended December 31, 2009, the Company recorded a reversal of interest and penalties expense related to uncertain tax positions of $1.0 million and $0.9 million, respectively. As of December 31, 2009, total accrued interest and penalties were $7.4 million and $2.4 million, respectively.

The following changes occurred in the amount of unrecognized tax benefits (including related interest and penalties) during the year ended December 31, 2009 (in millions):

Balance as of January 1, 2009	$52.8
Additions for current year tax positions	4.6
Additions for prior year tax positions	2.1
Reductions for prior year tax positions	(1.3)
Reductions for audit settlements	(2.8)
Reductions for the expiration of Statutes of Limitation	(7.7)
Changes due to foreign currency translation adjustments	1.4
Balance as of December 31, 2009	$49.1

Unrecognized tax benefits (including related interest and penalties) decreased $5.1 million during the year which was partially offset by an increase of $1.4 million due to foreign currency fluctuations. The $1.4 million benefit attributable to foreign currency fluctuations was accounted for as a decrease to other comprehensive income.

The Company believes that it is reasonably possible that the amount of unrecognized tax benefits could decrease by up to approximately $14.9 million within the next twelve months. Of this possible decrease, $11.4 million would be due to the settlement of audits or resolution of administrative or judicial proceedings. The remaining possible decrease of $3.5 million would be due to the expiration of statute of limitations in various jurisdictions.

As of December 31, 2009, the Company's tax filings are subject to examination in the U.S. federal jurisdiction and various state jurisdictions for the years ending on or after December 31, 2005. The Company's tax filings are also subject to examination in significant foreign jurisdictions for the years ending on or after December 31, 2005.

13. Restructuring Reserve

In July 2006, the Company initiated its realignment of its employee base as part of the first phase of its Realignment for Growth plan. The Company recorded $1.8 million of professional fees, severance and related costs for the year ended December 31, 2007, relating to the first phase of its Realignment for Growth plan. As of December 31, 2009, there were no amounts outstanding related to these charges.

During the fourth quarter of 2007, the Company initiated the second phase of its Realignment for Growth plan. The Company recorded $1.9 million and $4.0 million of professional fees, severance and related costs for the years ended December 31, 2008 and 2007, respectively, relating to the second phase of its Realignment for Growth plan. As of December 31, 2009, there were no amounts outstanding related to these charges.

During the fourth quarter of 2008, the Company initiated a Restructuring Program and incurred approximately $4.8 million of professional fees, severance and related costs. For the year ended December 31, 2009, the Company recorded $1.3 million of professional fees, severance and related costs relating to the restructuring program.

All amounts related to the Realignment for Growth plan and the Restructuring Program are included in selling, general and administrative expenses. The following table summarizes the components of this reserve as of

December 31, 2009, 2008, and 2007 and expenses incurred during the years ended December 31, 2009, 2008 and 2007 (in millions):

	Severance	Retention Benefits	Others	Total
Balance as of December 31, 2006	$ 4.6	$ 0.2	0.4	5.2
Charges	4.2	0.3	1.3	5.8
Cash Payments	(5.9)	(0.5)	(1.1)	(7.5)
Balance as of December 31, 2007	$ 2.9	$ —	$ 0.6	$ 3.5
Charges	6.2	—	0.5	6.7
Cash Payments	(5.8)	—	(1.1)	(6.9)
Balance as of December 31, 2008	$ 3.3	$ —	$ —	$ 3.3
Charges	0.6	—	0.7	1.3
Cash Payments	(3.8)	—	(0.7)	(4.5)
Balance as of December 31, 2009	$ 0.1	$ —	$ —	$ 0.1

14. Fair Value Measurements

The Company applies the provisions of the ASC 820 for its financial and non-financial assets and liabilities. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability.

The Company measures certain assets and liabilities at fair value as discussed throughout the notes to its consolidated financial statements. Assets or liabilities that have recurring measurements and are measured at fair value are shown below:

Fair Value Measurements at Reporting Date Using

Description	December 31, 2009	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In millions)		
Assets:				
Foreign exchange currency contracts	$1.4	$—	$1.4	$—
Liabilities:				
Foreign exchange currency contracts	$0.8	$—	$0.8	$—
Interest rate swap	2.6	—	2.6	—
Total liabilities	$3.4	$—	$3.4	$—

Description	December 31, 2008	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In millions)		
Assets:				
Foreign exchange currency contracts	$4.9	$—	$4.9	$—
Liabilities:				
Foreign exchange currency contracts	$1.1	$—	$1.1	$—
Interest rate swap	1.0	—	1.0	—
Total liabilities	$2.1	$—	$2.1	$—

15. Subsequent Event

Inflation in Venezuela has continued to increase, and beginning January 1, 2010, Venezuela is considered to be a highly inflationary economy. For accounting purposes, an economy is deemed to be a highly inflationary economy when the three-year cumulative rate of inflation exceeds 100%. Beginning January 1, 2010, pursuant to the highly inflationary basis of accounting, Herbalife Venezuela changed its functional currency from the Bolivar to the U.S. dollar as required by FASB authoritative guidance. Subsequent movements in the Bolivar to U.S. dollar exchange rate will impact the Company's consolidated earnings. In addition, Bolivar denominated monetary assets and liabilities will be remeasured at the end of each reporting period using the currency exchange rate at that time and any foreign exchange gains and losses will be recognized in earnings until such time as the economy is no longer considered highly inflationary. Based on the Company's current facts and circumstances, beginning January 1, 2010, the Company plans to use the parallel market exchange rate for remeasurement purposes under the highly inflationary accounting rules. The Company's ability to access the official rate and the parallel market exchange rate will impact what exchange rates the Company will use for remeasurement purposes in future periods.

At December 31, 2009, prior to the determination of Venezuela as a highly inflationary economy, certain U.S. dollar balances were remeasured to the functional Bolivar currency using the parallel market exchange rate and Bolivars were translated to U.S. dollars using the official rate. On January 1, 2010, upon Venezuela being designated as a highly inflationary economy, the Company will record foreign exchange losses to its fiscal year 2010 consolidated statement of income relating to the remeasurement of Herbalife Venezuela's monetary assets and liabilities. The Company plans to use the parallel market exchange rate for remeasurement of Herbalife Venezuela's monetary assets and liabilities on its opening balance sheet, and expects to record a charge of $15.1 million pre-tax foreign currency losses in its fiscal year 2010 consolidated statement of income which includes the $9.9 million pre-tax foreign currency exchange loss relating to its U.S. dollar cash and cash equivalents reported at December 31, 2009, as discussed in Note 2. Also, Herbalife Venezuela's $34.2 million cash and cash equivalents reported on the consolidated balance sheet at December 31, 2009, which includes U.S. dollar denominated cash, will be reduced to approximately $12.5 million on January 1, 2010, assuming the parallel market exchange rate is used for remeasurement. However, nonmonetary assets, such as inventory, reported on the Company's consolidated balance sheet at December 31, 2009, will remain at historical dollar cost subsequent to Venezuela becoming a highly inflationary economy. Therefore, the incremental costs related to the imported products in 2009 at the unfavorable parallel market exchange rate will negatively impact the Company's 2010 fiscal year consolidated statement of income by approximately $12.7 million, pre-tax, as they will not be devalued based on the 2010 exchange rates but will be expensed at their historical dollar costs as these products are sold to third parties.

Also in early January 2010, Venezuela announced an official rate devaluation of the Bolivar to an official rate of 4.30 Bolivars per U.S. dollar for non-essential items and 2.60 Bolivars per U.S. dollar for essential items. The Company's imports are expected to fall into both classifications. During fiscal year 2010, the Company plans to continue making applications with CADIVI in order to obtain U.S. dollars at the official foreign exchange rate from CADIVI. If the Company uses the unfavorable parallel market exchange rate for remeasurement purposes, U.S. dollars obtained from CADIVI at the official rate could have a positive impact to the Company's consolidated net earnings. The Company continues to assess and monitor the current economic and political environment in Venezuela.

On February 19, 2010, the Company's Board of Directors approved a quarterly cash dividend of $0.20 per common share, for the fourth quarter of 2009, to shareholders of record effective March 2, 2010, payable on March 16, 2010.

The Company has performed an evaluation of subsequent events through February 23, 2010, which is the date the financial statements were issued.

16. Quarterly Information (Unaudited)

	2009	2008
	(In millions, except per share data)	
First Quarter Ended March 31		
Net sales	$521.7	$604.4
Gross profit	419.3	486.8
Net income	41.5	62.4
Earnings per share		
Basic	$ 0.68	$ 0.97
Diluted	$ 0.67	$ 0.93
Second Quarter Ended June 30		
Net sales	$571.8	$639.7
Gross profit	449.4	511.7
Net income	48.3	67.1
Earnings per share		
Basic	$ 0.78	$ 1.04
Diluted	$ 0.77	$ 1.01
Third Quarter Ended September 30		
Net sales	$600.2	$602.2
Gross profit	468.4	485.6
Net income	57.9	58.1
Earnings per share		
Basic	$ 0.95	$ 0.91
Diluted	$ 0.91	$ 0.89
Fourth Quarter Ended December 31		
Net sales	$630.9	$512.9
Gross profit	494.4	416.8
Net income	55.7	33.7
Earnings per share		
Basic	$ 0.92	$ 0.54
Diluted	$ 0.88	$ 0.53

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

HERBALIFE Ltd.

By: /s/ JOHN DESIMONE
John DeSimone
Chief Financial Officer

Dated: February 23, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ MICHAEL O. JOHNSON Michael O. Johnson	Chief Executive Officer, Director, Chairman of the Board (Principal Executive Officer)	February 23, 2010
/s/ JOHN DESIMONE John DeSimone	Chief Financial Officer (Principal Financial Officer)	February 23, 2010
/s/ DAVID PEZZULLO David Pezzullo	Chief Accounting Officer (Principal Accounting Officer)	February 23, 2010
/s/ LEROY BARNES Leroy Barnes	Director	February 23, 2010
/s/ RICHARD BERMINGHAM Richard Bermingham	Director	February 23, 2010
/s/ PEDRO CARDOSO Pedro Cardoso	Director	February 23, 2010
/s/ MURRAY H. DASHE Murray H. Dashe	Director	February 23, 2010
/s/ JEFFREY T. DUNN Jeffrey T. Dunn	Director	February 23, 2010
/s/ LAWRENCE M. HIGBY Lawrence M. Higby	Director	February 23, 2010
/s/ COLOMBE M. NICHOLAS Colombe M. Nicholas	Director	February 23, 2010
/s/ JOHN TARTOL John Tartol	Director	February 23, 2010

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SENIOR MANAGEMENT

MICHAEL O. JOHNSON
Chairman of the Board of Directors
Chief Executive Officer

DESMOND WALSH
President

RICHARD P. GOUDIS
Chief Operating Officer

BRETT R. CHAPMAN
General Counsel, Corporate Secretary

JOHN DESIMONE
Chief Financial Officer

BARBARA B. HENDERSON
Senior Vice President,
Corporate Communications

STEVE HENIG, PH.D.
Chief Scientific Officer

BOARD OF DIRECTORS

MICHAEL O. JOHNSON
Chairman of the Board of Directors
Chief Executive Officer

LEROY T. BARNES, JR.
Chair, Audit Committee
Member, Nominating and Corporate Governance Committee
Member of the Board of Directors:
McClatchy Newspaper Company, Inc.
Frontier Communications, Inc.

RICHARD P. BERMINGHAM
Lead Director
Member, Audit Committee
Member, Compensation Committee
Member, Nominating and Corporate Governance Committee
Member of the Board of Directors:
EaglePicher Corp
Special Value Expansion Fund, LLC
Joe's Crab Shack
Interactive Health, Inc.

PEDRO CARDOSO
Herbalife Independent Distributor

MURRAY H. DASHE
Member, Audit Committee
Member, Compensation Committee

JEFFREY T. DUNN
Chief Executive Officer of W.M. Bolthouse Farms, LLC.

LAWRENCE M. HIGBY
Chair, Compensation Committee
Member, Audit Committee
Vice Chairman, Apria Healthcare Group, Inc.
Member of the Board of Directors:
eHealth, Inc.

COLOMBE M. NICHOLAS
Chair, Nominating and Corporate Governance Committee
Member, Compensation Committee
Member of the Board of Directors:
Tandy Brand Accessories
Member of the Business Advisory Board of
the University of Cincinnati College of Law

JOHN TARTOL
Herbalife Independent Distributor

CORPORATE INFORMATION

CORPORATE OFFICES
P.O. Box 309 GT
Ugland House, South Church Street
Georgetown, Grand Cayman
Cayman Islands

INDEPENDENT ACCOUNTANTS
KPMG LLP
355 South Grand Avenue
Los Angeles, California 90071

SECURITIES COUNSEL
Gibson, Dunn & Crutcher LLP
2029 Century Park East
Los Angeles, California 90067

COMMON STOCK
NYSE symbol: HLF
TRANSFER AGENT (AND REGISTRAR)
BNY Mellon Shareowner Services
Newport Office Center VII
480 Washington Boulevard
Jersey City, New Jersey 07310

NUMBER OF EMPLOYEES
4330 (as of March 15, 2010)

NUMBER OF SHAREHOLDERS
903

REQUIRED CERTIFICATIONS
The Company filed its Sarbanes-Oxley Act Section 302 Certifications regarding the quality of the Company's public disclosure with the Securities and Exchange Commission as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2009. The Company also submitted to the NYSE without qualification the annual certification of its Chief Executive Officer in 2009 to the effect that he was not aware of any violation by the Company of the New York Stock Exchange's corporate governance listing standards.

FORM 10-K
A copy of the Company's Annual Report for the year ended December 31, 2009, as filed with the Securities and Exchange Commission, will be sent to shareholders free of charge upon written request to:
Investor Relations
800 West Olympic Boulevard, Suite 406
Los Angeles, CA 90015

HERBALIFE®

Herbalife Ltd.
P.O. Box 309 GT
Ugland House . South Church Street
Georgetown . Grand Cayman
Cayman Islands

Investor Relations
800 West Olympic Boulevard, Suite 406
Los Angeles, CA 90015